SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Embargo: 07.00am Thursday 19 March 2009

PRUDENTIAL PLC DELIVERS VERY STRONG 2008 FULL YEAR RESULTS

Embedded Value:
●	EEV Operating Profit of £2,961 million up 17%
●	New Business Profit of £1,307 million up 8%
●	Asset management operating profit up 3% to £345 million
●	EEV Shareholders’ funds up 2% to £15.0 billion
●	Net asset value per share £5.99 (2007: £5.91)
●	Return on Embedded Value of 15.0% (2007: 15.4%)
IFRS:
●	IFRS statutory operating profit of £1,347 million up 12%
●	IFRS Shareholders’ funds of £5.1 billion (2007: £6.1 billion)
●	Net asset value per share £2.03 (2007: £2.45)
Capital & Cash:
●	Robust IGD capital surplus estimated at £1.7 billion (2007: £1.9 billion), £2.5 billion on completion of transfer of Taiwan agency business
●	Holding Company cash flow positive at £54 million
●	2008 full year dividend increased by 5% to 18.90 pence per share

Mark Tucker, Group Chief Executive said:

“These results represent a very strong absolute and relative performance in quite exceptional circumstances. Our focus has remained resolutely on delivering value over volume, whilst carefully managing our risks, capital and cash. Group EEV operating profit was up 17 per cent to £2,961 million and Group IFRS statutory operating profit was up 12 per cent to £1,347 million. New business profits increased by 8 per cent and the Group margin increased from 42 per cent to 43 per cent, demonstrating the resilience and sustainability of our retirement led strategy.

Prudential is one of the strongest insurers in the world. Our prudent but proactive approach has ensured our Group capital and cash position remains very robust, with an estimated IGD surplus of £1.7 billion, which will increase by £800 million on completion of the transfer of our Taiwanese agency business. In line with our conservative dividend policy, we are pleased to announce an increase in the final dividend of 5 per cent to 12.91 pence per share.

All our businesses performed well in 2008. New business profit in Asia grew 15 per cent to £741 million; Jackson saw new business profit up 3 per cent to £293 million; while new business profit in the UK was down only 1 per cent at £273 million. Asset management had an excellent year with operating profit up 3 per cent to £345 million. In relative terms Prudential outperformed the market, demonstrating the resilience of our strategy and the strength of our operations worldwide.

2009 will be a challenging year and we will continue to focus on balancing growth with cash and capital generation. Our geographic diversification, distribution strategy, product mix and disciplined approach all mean we can focus on the most profitable opportunities in the pre and post-retirement sector. Combined with our dynamic approach to risk management, this means we are well placed to outperform over the economic and financial cycle.”

Group Chief Executive’s Report
I am pleased to report that Prudential delivered a strong performance in all its businesses in 2008, and maintained a healthy capital position despite the banking liquidity crisis in mid-year and the onset of the most severe worldwide recession in more than a generation.

This achievement once again demonstrated the soundness of the strategy the Group has followed in recent years. Our selective spreading of geographic risk across different continents and types of economy, our focus on the most profitable opportunities in the pre- and post-retirement sector in each of our chosen markets, and our resolute refusal to pursue sales volume targets at the expense of profit have once again proved their worth. We have said in the past that this is a formula for outperformance, and this has held true amid the particularly testing conditions of recent months.

As well as reaffirming our strategy, these results also reflect the operational expertise and excellence that our operating divisions around the world bring to bear, and fully justify our commitment to nurturing the financial strength of the Group through prudent management of capital resources.

Group Performance
During 2008, our Group operating profit before tax from continuing operations, on the European Embedded Value (EEV) basis, rose to £2,961 million, an increase of 17 per cent. This means our EEV operating profit before tax has grown at a compound annual rate of 25 per cent since the end of 2004. The Group’s return on embedded value was 15.0 per cent (2007: 15.4 per cent).

On the statutory International Financial Reporting Standards (IFRS) basis, operating profit before tax from continuing operations increased by 12 per cent to £1,347 million. As a result, our IFRS operating profit before tax has now grown at a compound annual rate of 21 per cent since the end of 2004.

Operating profit in the Group’s asset management operations increased by £11 million to £345 million in very difficult trading conditions in all markets. Net inflows at M&G were £3.4 billion and our asset management business in Asia recorded net inflows of £0.9 billion.

Equally important, our Group capital position remains robust. Using the regulatory measure of the Insurance Groups Directive (IGD), the Group’s capital surplus was estimated at £1.7 billion with a solvency ratio of 162 per cent. Through an innovative transaction we have been allowed by the regulator to include £0.3 billion of the shareholders’ economic interest in the future transfers from the UK With-Profits Fund, which in total was worth £1.7 billion at 31 December 2008. Going forward, there is the opportunity to develop similar transactions which may allow us to access more of the residual £1.4 billion if required.

Our IGD position will be further strengthened during 2009 by around £0.8 billion on completion of the transfer of the agency back-book business in Taiwan, a transaction that we announced on 20 February 2009.

In addition to this strong capital position, the total credit reserve for the UK annuity shareholder business is £1.4 billion.

We also retain significant flexibility and capacity for other management actions to improve and protect our position still further, were the need to arise.

Taking all these factors into account alongside our proactive approach to risk management, we are confident that our Group remains resilient to any further deterioration in market conditions across all asset classes.

Our cash flow position has been improving over a number of years, and in 2008 we achieved our target of being operating cash flow positive at the Group level, with a cash surplus of £54 million.

Given this robust financial position, the Board has recommended a final dividend of 12.91 pence per share, bringing the full-year dividend to 18.90 pence per share, an increase of 5 per cent. The dividend is covered 2.24 times by post-tax IFRS operating profit from continuing operations.

Our Strategy
The Group’s overriding objective remains the generation of sustainable value for our shareholders, resulting from sound strategic positioning to capture long-term growth opportunities in the pre- and post-retirement market, combined with a focused approach to delivering the optimal level of capital-efficient profitable growth in the short and medium term.

The bedrock of our strategy is to be both highly international and very selective. We look to maintain an internationally diverse portfolio of businesses, embracing countries that are at different stages of economic development but which all share one key attribute: the opportunity for us to build a market-leading operation with prospects for sustainable long-term profitable growth and a superior rate of return on capital. In every market we choose to enter, we also benefit from an operating model that enables each of our businesses to stay close to its customers and their needs when formulating product and distribution strategies, while taking a consistent, disciplined Group-wide global approach to managing risk, capital and cash.

Within this proven framework, we maintain a strong and consistent focus on the retirement savings, income and protection sectors. This has many different facets, ranging from providing regular savings products that accumulate funds for retirement, through healthcare protection at all ages, to helping those entering or already in retirement to organise their finances so as to secure an efficient retirement income. As demographic and welfare trends worldwide continue to reinforce the need for personal savings to provide income in retirement, and as the ‘baby-boomer’ generation in the Western world makes the transition from employment into retirement, our strong presence, assets and capabilities in the sector will position us to capture a disproportionate share of this growing profit pool over the coming years.

The Group’s particularly strong association with the Asian region, which has been our primary focus for investment and expansion in recent years, has also been vindicated by recent events. Of course, Asian markets did feel the impact of the global financial turmoil in mid-2008, and the region’s economic performance has undoubtedly suffered as a consequence of the downturn in Western markets for its goods. Nevertheless, Asia was the only region worldwide to record high single-digit economic growth in 2008. Going forward, we believe that Asia’s fundamentals of continued economic growth, increasing mass affluence and shifting demographics will continue to be powerful drivers of profitable growth in the future. In line with our stated strategy to review acquisition opportunities, we did look at AIA's assets in Asia. Following careful consideration against our strict financial criteria and our strategic objectives, we decided not to proceed with an offer for any of these assets.

The US remains the largest retirement market in the world, validating our strategy to position Jackson to meet the pre- and post-retirement needs of the baby-boomer generation. As in the UK, the retirement and near-retirement population will represent the fastest growing segment of the market in the US over the next decade.

Overall we believe that our strategy, and the consistency with which we execute it, are the core factors that differentiate us from our peers.

Product and Distribution Strategy
In all our operations, our aim is to have a suite of products that delivers good value and meets customers’ needs without being unduly capital intensive or leaving the Group overly exposed to the economic cycle. While we would not claim to be recession-proof, we have shown that we are recession-resistant. The need to fund retirement savings and provide for income in retirement is not going to go away - and this makes our revenue streams highly resilient, even though at different points in the cycle customers may prefer to achieve their goals through different products and investment options.

In Asia, we continued to benefit in 2008 from our focus on regular premium products, as sales of single premium products suffered amid the market dislocation experienced in the second half of the year. In addition, the breadth of our offering enabled us to refocus our energies on higher-margin health and protection products, and also on with-profits for the more cautious investor.

In the US, the prevailing economic uncertainty and equity market volatility had a negative impact on variable annuity sales in 2008. However, fixed annuity product sales increased as customers became more risk averse. Jackson’s strength across the annuity product range enabled us to anticipate this change and meet shifting demand. We executed this change while maintaining our disciplined approach to pricing, despite intense price pressures in the variable annuity market. Our successful hedging of variable annuity guarantees meant our equity hedging gains more than offset the drop in equity markets during the year.

During 2008, Prudential's UK Insurance Operations benefited from our strength in the individual annuity market, supported by a significant flow from internal vesting pensions and continuing high conversion rates.

At the same time, with consumers seeking greater security and stability amid unprecedented market volatility, the financial strength of our with-profit funds and our long-term investment performance, proved to be further advantages. We remain a market leader in both individual annuities and with-profits, as well as in the corporate pensions market and the emerging equity release market.

Across our asset management businesses we have broad multi-asset capabilities covering all asset classes. Once again, these enable us to tailor our offerings to changing market conditions and customer preferences. M&G’s investment performance and distribution strength were key drivers behind M&G’s robust profits, net sales performance and clear relative outperformance.

We are also maintaining our proud track record of innovation in product design. In the UK in 2008 we introduced an income drawdown product and enhanced lifestyle pricing for annuities. And we continued to build on our success in the with-profits sector by extending our multi-asset capabilities across additional product structures. In Asia we continue to build our health and protection product range, and have enjoyed great success in developing Shariah-compliant products in both Indonesia and Malaysia.

Our operating model also enables us to be flexible in distribution, identifying and developing the specific distribution mix that will create the optimal value in each market. In Asia, for example, we are unique in that we have developed both the largest regional network of tied agents and also excellent partnerships with Standard Chartered and many other banks across the region. In the United States, our highly successful distribution model focuses on our industry leading wholesaler teams, who offer genuine added-value to the independent financial advisor channel while also distributing products through Regional Broker Dealers and banks. In the UK, we have a diverse multi-channel approach including direct sales, financial advisers and partnerships.

In asset management, our businesses achieve similar flexibility through a multi-channel, multi-geography distribution approach in both the retail and institutional marketplaces.

A further manifestation of our flexibility is our portfolio of valuable, market-leading brands. Brands create value through their relationship and resonance with customers. Whether you look at Prudential, Jackson, M&G or any of our other brands, each has a clear personality and values that helps us build and sustain customer loyalty and trust. The benefits of this trust were especially apparent in 2008, when the collapse in consumer confidence in the financial services sector saw us benefit from a concerted 'flight to quality'.

Risk and Capital Management
The events of 2008 have put the balance sheets and capital positions of all insurance companies under close scrutiny. Few anticipated the depth of the banking crisis or the speed of onset of recession in the western economies. But at Prudential we entered 2008 in a generally defensive mode in expectation of a general downturn in the economic outlook - and this certainly stood us in good stead as events unfolded.

Despite the downturn, the capital position of the Group remained strong in 2008, in the face of a testing combination of highly volatile and declining equity markets, falling interest rates, widening spreads on corporate bonds, and rapidly deteriorating credit conditions. Our defensive stance on credit exposure in particular served us well - as did the comprehensive equity hedging strategies that we had put in place in the US to protect against product guarantees.

Given the crisis in the global banking industry in 2008, it is worth restating the fundamental differences between life insurers and banks - a distinction that extends to the two industries’ business models, capital ratios and regulatory needs. Insurers do not borrow short and lend long, do not give out credit, are structurally long in terms of liquidity, and are much better able to hold assets to maturity without risk of forced selling at depressed prices.

Equally important, at Prudential effective capital and risk management are central to our approach to managing the Group. We took to heart the lessons from the last downturn in 2002 and 2003, and responded by improving our skills base, reducing concentration levels, and managing our exposures prudently, but proactively. These measures paid off in 2008.

During the year we also took the decision not to proceed with the reattribution of the inherited estate in the UK With-Profits Sub-Fund of Prudential Assurance Company. This decision was taken after an exhaustive review of the potential benefits and disadvantages of such a move for policyholders and shareholders, the conclusion from which was that it would be in their best long-term interests to maintain the strength and stability inherent in the status quo. This cautious approach on behalf of policyholders and investors was supported at the time by most market commentators, and has been amply vindicated by subsequent events.

We also remain comfortable with the Group’s liquidity position at both holding and subsidiary company level. The holding company has significant internal sources of liquidity. As well as cash and near-cash assets of £1.2 billion - more than sufficient to meet all our requirements for the foreseeable future - the Group also has in place £2.1 billion of undrawn committed banking facilities.

One result of our consistently cautious capital and cash management strategy is our ability to maintain our conservative dividend policy, as reflected in the dividend announced with these results. Going forward, our Board will continue to focus on delivering a growing dividend, the size of which will of course continue to reflect the Board’s view at the time of the Group’s financial position and needs, including available opportunities for profitable investment. The Board believes that, in the medium term, a dividend cover of around two times is appropriate to maintain a progressive, though conservative, dividend policy.

Investing for the Future
Amid all the turmoil in the global markets, it is imperative that we continue to invest for the future to ensure we are positioned to accelerate out of the economic slowdown and maintain our record of outperformance.

Key to this will be our ability to prepare for, identify and capture emerging growth opportunities. With this in mind, in 2008 we continued to reinforce the already strong positions of our businesses in our chosen markets - and these efforts have continued into 2009, with a particular focus on recruiting the best talent.

Improving the efficiency of our operations remains an ongoing objective. As announced in our 2007 full-year results, the first phase of our UK cost reduction programme delivered savings of £115 million per annum. The agreement with Capita, which commenced in April 2008, will ultimately deliver a further £60 million per annum of savings and will enable our UK business to achieve its total cost savings target of £195 million by the end of 2010. In the US we are already a market leader in terms of operational efficiency and have service levels that are externally acknowledged as world class. We will continue to invest in maintaining and extending this leadership through further systems simplification, enabling us to stay ahead of the competition.

Outlook
It is clear that 2009 will be a challenging year. Indeed, there is an increasing likelihood that in some parts of the world recession will continue into 2010. However, the global economy will ultimately rebound - albeit at different times and different speeds in different markets.

Given the uncertainty in the operating environment we have taken a prudent approach to our plans for 2009. This means focusing on balancing new business with cash generation, and making it our absolute priority to ensure that our balance sheet and capital position remain robust. At the same time, we will continue to position our businesses to take advantage of any improvement in market conditions.

It is my firm belief that this cautious but proactive strategy will allow us both to continue to outperform over the economic cycle.

ENDS

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	James Matthews	+44 (0)20 7548 3561
Sunita Patel	+44 (0)20 7548 2466	Jessica Stalley	+44 (0)20 7548 3511
Tom Burns, Brunswick	+44 (0)20 7404 5959

Notes to Editors:

1. In addition to the financial statements provided with this press release, additional financial schedules, including full details of the Group’s investments, are available on the Group’s website at www.prudential.co.uk/prudential-plc/

2. The results in this announcement are prepared on two bases: International Financial Reporting Standards ('IFRS') and European Embedded Value ('EEV'). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005.  Where appropriate the EEV basis results include the effects of IFRS.

Period on period percentage increases are stated on an actual exchange rate basis.

3. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

4. Present value of new business premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

5. An interview with Mark Tucker, Group Chief Executive, (in video/audio/text) will be available on both www.cantos.com and www.prudential.co.uk/prudential-plc/ from 07.00am today.

6. There will be a conference call today for wire services at 07.30am (GMT) hosted by Mark Tucker, Group Chief Executive and Tidjane Thiam, Chief Financial Officer. Dial in telephone number: 020 8609 0793. Passcode: 797476#

7. A presentation to analysts will take place at 09.30am (GMT) at Governor’s House, Laurence Pountney Hill, London, EC4R 0HH. An audio cast of the presentation and the presentation slides will be available on the Group’s website, www.prudential.co.uk/prudential-plc/

8. A media roundtable will take place at 12pm (GMT) at 12 Arthur Street, London, EC4R 9AQ. To attend please call Sunita Patel on 020 7548 2466.

9. High resolution photographs are available to the media free of charge at www.newscast.co.uk on +44 (0) 207 608 1000 or by calling Sunita Patel on 020 7548 2466.

10. Total number of Prudential plc shares in issue as at 31 December 2008 was 2,496,947,688.

11. Financial Calendar 2009:

First Quarter 2009 Interim Management Statement	14 May 2009
Annual General Meeting	14 May 2009
Interim Results 2009	13 August 2009
Third Quarter 2009 Interim Management Statement	28 October 2009

2008 Final Dividend
Ex-dividend date	8 April 2009
Record date	14 April 2009
Payment of dividend	22 May 2009

2009 Interim Dividend
Ex-dividend date	19 August 2009
Record date	21 August 2009
Payment of dividend	24 September 2009

12. About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £249 billion in assets under management (as at 31 December 2008). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This statement may contain certain “forward-looking statements” with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking.  By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits.  As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

PRUDENTIAL PLC 2008 PRELIMINARY ANNOUNCEMENT

RESULTS SUMMARY

European Embedded Value (EEV) Basis Results**	2008 £m	2007* £m

Asian operations	1,335	1,099
US operations	593	635
UK operations:
UK insurance operations	1,081	859
M&G	286	254
	1,367	1,113
Other income and expenditure	(302)	(297)
Restructuring costs	(32)	(20)
Operating profit from continuing operations based on longer-term investment returns**	2,961	2,530
Short-term fluctuations in investment returns	(5,127)	174
Mark to market value movements on core borrowings	656	223
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(15)	(5)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(581)	748
(Loss) profit from continuing operations before tax (including actual investment returns)	(2,106)	3,670

Operating earnings per share from continuing operations after related tax and minority interests**	88.6	p	74.5	p
Basic earnings per share	(54.1	)p	121.2	p
Shareholders' equity, excluding minority interests	£15.0	bn	£14.6	bn

International Financial Reporting Standards (IFRS) Basis Results**

Statutory IFRS basis results	2008		2007

(Loss) profit after tax attributable to equity holders of the Company	£(396	)m	£947	m
Basic earnings per share	(16.0	)p	38.7	p
Shareholders' equity, excluding minority interests	£5.1	bn	£6.1	bn

Supplementary IFRS basis information	2008		2007

Operating profit from continuing operations based on longer-term investment returns**	£1,347	m	£1,201	m
Operating earnings per share from continuing operations after related tax and minority interests**	42.5	p	33.3	p

	2008		2007
Dividends per share declared and paid in reporting period	18.29	p	17.42	p

Dividends per share relating to reporting period	18.90	p	18.00	p

Funds under management	£249	bn	£267	bn

* The Company has adopted the principles of IFRIC 14 in accounting for pension schemes.  The adoption and other minor presentational changes give rise to consequential changes to the comparative results for 2007 (see notes 4, 5 and 10).

**Basis of preparation

Results bases
The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. The basis of preparation of statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2007 results and financial statements.

Operating profit based on longer-term investment returns
Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits from continuing operations based on longer-term investment returns, after related tax and minority interests. These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. After adjusting for related tax and minority interests, the amounts for these items are included in the calculation of basic earnings per share.

Discontinued operations
The results for continuing operations shown above and throughout this preliminary announcement exclude those in respect of discontinued banking operations, which were sold on 1 May 2007.

BUSINESS REVIEW

CFO OVERVIEW

Introduction

Prudential achieved a strong performance in 2008, despite extremely challenging global economic and financial markets. The results, as summarised below, show that we have delivered solid growth in sales and operating profits, maintained a robust capital position, and met the target we set ourselves of generating a positive Group holding company cash flow in 2008. We have also continued to act on our commitment to increased transparency, by giving additional disclosures on International Financial Reporting Standard (IFRS) basis results and free surplus generation.

We expect markets to remain challenging for some while. However, our long-term growth and profitability potential remains intact and we are well positioned to take advantage of the opportunities existing in the pre and post-retirement market in our chosen geographies.  In 2009, we will focus on balancing new business with cash generation and capital preservation. We will continue, in a volatile environment, to manage risk in a prudent but proactive manner.

Performance and Key Metrics
	AER 4/8				CER4/8
	2008	2007	Change		2007	Change
	£m	£m	%		£m	%

Annual premium equivalent (APE) sales	3,025	2,868	5%		3,003	1%
Present value of new business premiums (PVNBP)	22,529	21,308	6%		22,348	1%
New business profit (NBP)	1,307	1,205	8%		1,278	2%
NBP Margin (% APE)	43%	42%			43%
NBP Margin (% PVNBP)	5.8%	5.7%			5.7%

Net investment flows	4,266	7,975	(47%	)	8,474	(50%	)
External funds under management	62,279	68,669	(9%	)	74,523	(16%	)

EEV basis operating profit on long-term business from continuing operations (1) (2)	2,906	2,509	16%		2,651	10%
Total EEV basis operating profit from continuing operations (2) (5)	2,961	2,530	17%		2,676	11%
EEV basis shareholders’ funds	14,956	14,600	2%		16,447	(9%	)
Return on Embedded Value (6)	15.0%	15.4%

Total IFRS operating profit from continuing operations (3) (5)	1,347	1,201	12%		1,262	7%
IFRS shareholders’ funds	5,058	6,062	(17%	)	6,765	(25%	)

Holding company cash flow(7)	54	(82)	166%		(82)	166%
IGD capital surplus (as adjusted*) (£bn)	1.7	1.9	(11%	)	1.9	(11%	)

*IGD before allowing for final dividend estimated at £1.7 billion (£1.4 billion at 31 December 2008 and in addition £0.3 billion subsequently allowed by the FSA).  2007 IGD surplus was £1.9 billion.

Notes to the table- page 3/4

During 2008, our continued and targeted investment in areas that deliver profitable growth enabled us to improve our operating performance on both an European Embedded Value (EEV) and IFRS basis.

Group operating profit before tax from continuing operations on the EEV basis increased by 17 per cent to £3.0 billion. This was largely driven by a 23 per cent increase in in-force profit from £1.3 billion to £1.6 billion and an eight per cent increase in new business profit from £1.2 billion to £1.3 billion. After tax and minority interest the Group saw a loss for the period of £1.3 billion. This was driven primarily by short-term fluctuations of £5.1 billion.  Insurance companies hold a large number of assets over the long-term, the value of which will vary over time, therefore negative and positive fluctuations are to be expected.

On the statutory IFRS basis our operating profit increased by 12 per cent to £ 1.3 billion. A particularly significant factor in this increase was a rise of 70 per cent in our Asia IFRS operating profit. After tax and minority interest the Group saw a loss of £396 million largely driven by short-term fluctuations. As with EEV reporting, positive and negative short-term fluctuations are expected in an insurance company.

In the extremely volatile environment we have experienced in 2008, we have maintained a strong focus on risk, capital and cash management. We achieved our target of being cash flow positive in 2008 at the holding company level, with a cash surplus of £54 million.

Risk and capital

Our capital position is strong, driven by our conservative risk and capital management. Our Insurance Groups Directive (IGD) capital surplus is estimated at £1.7 billion before allowing for the 2008 final dividend, giving a solvency ratio of 162 per cent. This total is composed of our IGD surplus at 31 December 2008, estimated at £1.4 billion; together with an additional £0.3 billion that the FSA has subsequently allowed us to include in our IGD surplus going forward as a result of an innovative structure we have developed. Our IGD capital surplus on a consistent basis (i.e. before allowing for a dividend) was £1.9 billion at the end of 2007 and £1.4 billion at the end of the third quarter of 2008.

The £0.3 billion of additional IGD capital reflects our ability to realise a portion of the shareholders' economic interest in the future transfers from the UK with-profits fund, which in total was worth £1.7 billion at 31 December 2008.  Going forward, we have an opportunity to develop similar transactions, which may allow us to access more of the residual £1.4 billion if required.

The reported results for 2008 include the results of the agency distribution business in Taiwan. However, on 20 February 2009 we entered into an agreement to transfer the assets and liabilities of this business to China Life Insurance Company (Taiwan) pending regulatory approval. The business to be transferred includes Prudential’s legacy interest rate products in Taiwan, and the agreement is significantly value enhancing for the Group. On completion the transfer will give rise to a net increase in the Group’s IGD surplus of approximately £0.8 billion, further strengthening our already robust capital position. Embedded value will increase by approximately £90 million after restructuring costs.

In addition to this strong capital position, the total credit reserve for the UK shareholder annuity funds stood at £1.4 billion at the end of the year. We increased this credit reserve by £0.8 billion in 2008, and it is now equivalent to 80bps per annum over the lifetime of the assets. This reserve would allow us to withstand a recurrence of the average Moody’s default experience during the Great Depression, occurring every year for the remaining life of the book.

These factors, combined with the Group’s strong underlying earnings capacity, our established hedging programmes and additional areas of financial flexibility, position the Group to withstand significant further deteriorations in market conditions should they occur.
●	An instantaneous further 40 per cent fall in equity markets from 31 December 2008 levels would reduce the IGD surplus by £350 million.
●
A 150bps reduction in interest rates from 31 December 2008 would reduce the IGD surplus by £300 million (the effect would be less following the completion of the sale of our Taiwan legacy agency book).

●	Credit defaults of ten times the expected level would have an impact of £500 million in excess of the annual reserve release.

The global debt markets have experienced unprecedented conditions in 2008, with illiquidity and credit spreads reaching all-time highs. Our debt portfolio on an IFRS basis was approximately £95 billion at 31 December 2008. Total defaults experienced for shareholder backed business on the book in 2008 were £174 million (0.4 per cent of the portfolio).

Our main area of shareholder credit risk exposure is within Jackson.  As at 31 December 2008, Jackson’s fixed income portfolio was approximately £24 billion, of which 93 per cent was investment grade and seven per cent high yield. Total defaults and impairment charges were £624 million in 2008, of which £78 million was in respect of default experience, £419 million in respect of impairment charges, and the remaining £127 million reflecting losses incurred on the sale of assets.

Given the movement in spreads observed in the US, unrealised losses for the year were £3.2 billion. It should be noted that we apply a policy of holding assets to maturity, which in economic terms limits the impact of current price levels.

Our strategy, focused on the pre and post-retirement market in Asia, the US and the UK, our distribution expertise, our product strength, our prudent but proactive risk management are key competitive advantages in a challenging environment. We have defined our plans and growth ambitions so as to be able to generate cash and conserve capital. This will position us well to take advantage of any improvement in market conditions whenever, and wherever they occur.

Notes to Results highlights
(1)	Long-term business profits after deducting Asia development expenses and before restructuring costs.
(2)
Based on longer-term investment returns from continuing operations. Operating profit is stated excluding the effect of short-term fluctuations in investment returns against the long-term assumptions, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors, actuarial gains and losses on defined benefit schemes and the mark to market value movements on borrowings.

(3)
Based on longer-term investment returns from continuing operations. Operating profit is stated excluding the effect of short-term fluctuations in investment returns against the long-term assumptions, and the shareholder’s share of actuarial gains and losses on defined benefit schemes.

(4)	Actual exchange rate (AER) and Constant exchange rate (CER).
(5)
The comparative results for 2007 have been adjusted for the effects of adoption of the principles of IFRIC 14 as described in notes [10]and [Q] of the EEV supplementary information and IFRS financial statements.

(6)	Return on Embedded value is based on EEV operating profit from continuing operations after tax and minority interests as a percentage of opening embedded value (shareholder’s funds on a EEV basis)
(7)	Prior Year excludes sale proceeds from Egg
(8)
The 2007 comparative for new business sales and premiums have been adjusted to reflect the inclusion of sales for the Group's UK health insurance joint venture operation, PruHealth. The presentation of the operating profit for 2007 has been adjusted to allocate £10 million of profit from the result of new to in- force business to prevent distortion to the published new business margin, so as to reflect consistently in the 2008 and 2007 results the 50 per cent economic interest in the Group's China joint venture.

In the Business Review (BR), year-on-year comparisons of financial performance are on a Actual exchange rate (AER) basis, unless otherwise stated.

EEV results

Prudential plc is the holding company of Prudential Group. The principal activity of our subsidiary operations is the provision of financial services to individuals and businesses in Asia, the US and UK.

	AER4/8				CER 4/8
	2008	2007	Change		2007	Change
EEV basis operating profit from continuing operations	£m	£m	%		£m	%
Insurance business:
Asia	1,309	1,042	26%		1,135	15%
US	586	627	(7%	)	678	(14%	)
UK	1,037	855	21%		855	21%
Development expenses	(26)	(15)	(73%	)	(17)	(53%	)
Long-term business profit	2,906	2,509	16%		2,651	10%
UK general insurance commission	44	4			4
Asset management business:
M&G	286	254	13%		254	13%
Asia asset management	52	72	(28%	)	78	(33%	)
Curian	(3)	(5)	40%		(5)	44%
US broker-dealer and asset management	10	13	(23%	)	14	(29%	)
	345	334	3%		341	1%
Other income and expenditure	(302)	(297)	(2%	)	(300)	(1%	)
Total EEV basis operating profit from continuing operations	2,993	2,550	17%		2,696	11%
Restructuring costs	(32)	(20)	(60%	)	(20)	(60%	)
Total EEV basis operating profit from continuing operations after restructuring costs	2,961	2,530	17%		2,676	11%

In 2008, Prudential Group’s total EEV basis operating profit from continuing operations based on longer-term investment returns was £2,961 million, up 17 per cent from 2007.

During the year, the Group generated long-term profits of £2,906 million, comprising new business profits of £1,307 million (2007: £1,205 million), in-force profits of £1,625 million (2007: £1,319 million) and Asia development costs of £26 million (2007: £15 million). New business profit from insurance business, at £1,307 million, was eight per cent higher than in 2007, reflecting a resilient sales performance in Asia and sales in the US and UK broadly in line with the previous year. The average Group new business profit margin was 43 per cent (2007: 42 per cent) on an APE basis and 5.8 per cent (2007: 5.7 per cent) on a PVNBP basis. This rise reflects an increase in the average margin in Asia, partly offset by a slight decline in the average US and UK margin. In-force profit increased by 23 per cent on 2007 to £1,625 million. In aggregate, net assumption changes had an impact of £118 million positive, and experience variances and other items were £271 million positive.

Operating profit from the asset management business rose to £345 million, up three per cent  from £334 million in 2007, reflecting a very strong performance from M&G despite the  market volatility experienced in the second half of 2008.

Other income and expenditure totalled a net expense of £302 million compared with £297 million in 2007. This result primarily consists of interest payable on core structural borrowings of £172 million (2007: £168 million), Group Head Office costs of £130 million (2007: £129 million) and Asia Regional Head Office costs of £41 million (2007: £38 million), offset by investment return and other income of £47 million (2007: £49 million).  Investment return income includes a one-off profit of £47 million crystallised on the sale of a seed capital investment in an Indian mutual fund, partly offset by lower interest income.

Restructuring costs of £32 million (2007: £20 million) comprised £28 million (2007: £19 million) recognised on an IFRS basis, and an additional £4 million (2007: £1 million) recognised on the EEV basis for the shareholders’ share of costs incurred by the PAC with–profits fund.
EEV basis profit after tax and minority interests (AER)
	2008	2007	Change
	£m	£m	%
Total EEV basis operating profit from continuing operations after restructuring costs	2,961	2,530	17%
Short term fluctuations in investment returns:	(5,127)	174
Asia	(1,063)	226
US	(1,344)	(9)
UK	(2,407)	(42)
Other	(313)	(1)
Actuarial gains and losses on defined benefit pension schemes:	(15)	(5)
Effect of change in economic assumptions:	(550)	748
Asia	(34)	201
US	267	81
UK	(783)	466
Effect of change in time value of cost of options and guarantees:	(31)	0
Asia	8	9
US	11	8
UK	(50)	(17)
Movement in mark to market value of core borrowings:	656	223
US	37	9
Other	619	214
(Loss)/Profit from continuing operations before tax	(2,106)	3,670	(157%	)
Tax	771	(927)
(Loss)/Profit from continuing operations after tax before minority interests	(1,335)	2,743	(149%	)
Discontinued operations (net of tax)	0	241
Minority interests	(3)	(21)
(Loss)/Profit for the period	(1,338)	2,963	(145%	)

In our calculation of EEV operating profit, we use longer-term investment return assumptions rather than the actual investment returns achieved. Short-term fluctuations in investment returns represent the difference between the actual investment return and the unwind of discount on the value of in-force and expected returns on net worth. Group short-term investment fluctuations were negative £5,127 million in 2008, compared to positive £174 million in 2007.

In our Asian business, short-term investment fluctuations in investment returns were negative £1,063 million, compared to positive £226 million in 2007. This sharp change reflects the lower-than-expected returns achieved in most territories and significantly higher volatility in investment markets. The main negative contributors in absolute amounts were our businesses in Hong Kong, Singapore and Taiwan.

In our US business, short-term fluctuations in investment returns were negative £1,344 million, primarily consisting of: a negative £412 million resulting from the difference between the actual investment returns included in operating profit in respect of fixed income securities and the assumed long term investment return; a negative £733 million resulting from the capitalisation changes in the expectations of future profitability on variable annuity business in force, due to the return on the actual variable investment account (“separate account”) being lower than the long-term return reported within operating profit, offset by the impact of the associated hedging position; and a negative £199 million resulting from the difference between the actual investment returns and the longer-term returns included within operating profit relating to equity-type investments and other items.

In our UK business, the short-term fluctuations in investment returns were negative £2,407 million. This figure primarily reflects the difference between the actual investment return of negative 19.7 per cent for the with-profits life fund and the long-term assumed return of positive 6.6 per cent. Short-term fluctuations on the shareholder-backed annuity business of negative £213 million represent negative investment return on surplus assets and default experience. Short-term fluctuations on the unit linked business of negative £111 million represent the capitalised reduction in future fees arising from the fall in market values experienced during the year.

The actuarial loss of £15 million (2007: loss of £5 million) included in total profit reflects the shareholders’ share of actuarial gains and losses on the Group’s defined benefit pension schemes.

In our Asian business, economic assumption changes were negative £34 million. This mainly comprises a negative charge in Taiwan of £239 million as a result of extending the phased bond yield progression period out by five years from 31 December 2013 to 31 December 2018, offset by the positive changes in other territories, mainly reflecting the reduction in risk discount rates.

In our US business, economic assumption changes were positive £267 million. These primarily reflected a reduction in the risk discount rates following a reduction in the US 10-year Treasury rate, partially offset by a reduction in the separate account return assumption.

In our UK business, economic assumption changes were negative £783 million, primarily reflecting the net effect of changes to the assumed fund earned rate and the risk discount rate due to the reduction in gilt rates. The impact of these effects on with-profits business is negative £466 million. The economic assumption changes relating to the shareholder annuity business is negative £317 million.

The mark-to-market movement on core borrowings was a positive £656 million. This reflected a reduction in fair value of core borrowings, as the decrease in interest rates was more than offset by the widening of the credit spread, thereby increasing overall market yields on comparable debt securities.

The effective tax rate at an operating tax level was 26 per cent (2007: 27 per cent), generally reflecting the expected tax rates. The effective tax rate at a total EEV level was 37 per cent (2007: 25 per cent) on a loss of £2,106 million, primarily reflecting that there is no deferred tax charge associated with the mark to market value movement on core borrowings.

IFRS results

	AER[4]			CER[4]
IFRS basis operating profit on longer-term	2008	2007	Change	2007	Change
investment returns from continuing operations	£m	£m	%	£m	%
Insurance business:
Asia	321	189	70%	212	51%
US	406	444	(9%)	480	(15%)
UK	545	524	4%	524	4%
Development expenses	(26)	(15)	73%	(17)	56%
Long-term business profit	1,246	1,142	9%	1,199	4%
UK general insurance commission	44	4		4
Asset management business:
M&G	286	254	13%	254	13%
Asia asset management	52	72	(28%)	78	(33%)
Curian	(3)	(5)	40%	(5)	44%
US broker-dealer and asset management	10	13	(23%)	14	(29%)
	345	334	3%	341	1%
Other income and expenditure	(260)	(260)	0%	(263)	1%
Total IFRS basis operating profit based on longer-term investment returns before restructuring costs	1,375	1,220	13%	1,281	7%
Restructuring costs	(28)	(19)	47%	(19)	47%
Total IFRS basis operating profit based on longer-term investment returns after restructuring costs	1,347	1,201	12%	1,262	7%

Group operating profit before tax from continuing operations based on longer-term investment returns on the IFRS basis after restructuring costs was £1,347 million an increase of 12 per cent on 2007.

Our Asian operations IFRS operating profit for long-term business increased from £189 million in 2007 to £321 million in 2008. In Indonesia the results increased from £35 million to £55 million whilst in the established operations the growth was more muted, growing from £153 million to £162 million. For our Korean operation the result improved from a loss of £13 million to a profit of £12 million. The driver for the growth was the implementation, for IFRS reporting purposes, of a more appropriate basis of deferring and amortising acquisition costs rather than continue with the local regulatory basis reporting. Our Indian operation posted a loss of £6 million, before development expenses for the agency field force which are now shown separately in the analysis. The result also reflects that as the business matures it is appropriate to now defer and amortise acquisition costs, resulting in a benefit of £19 million. In Taiwan, where the IFRS basis of reporting reflects US GAAP for the insurance assets and liabilities of the business the result increased by £15 million to £60 million. The result for other operations increased from £12 million to £38 million reflecting mainly reserve releases in the Japanese operation.

Our US business’s IFRS operating profit of £406 million was down by nine per cent on 2007. This was mainly due to accelerated levels of Variable Annuities DAC amortisation as a result of large negative equity market movements. These impacts were partially offset by positive operating derivative income on variable annuity business, reflecting the increase in market value of the net short derivative positions due to falling equity prices. The decision to acquire additional hedging protection in the derivatives markets in 2007 at favourable prices demonstrated its value amid the falling equity markets experienced in 2008. The US operation’s results are based on US GAAP, adjusted where necessary to comply with IFRS, as the Group’s basis of presenting operating profit is based on longer-term investment returns. Longer-term returns for the US operation’s fixed income securities incorporate a risk margin reserve (RMR) charge for longer-term defaults and amortisation of interest-related realised gains and losses. Jackson's hedging of its variable annuity guarantees offset the effect of the 38.5 per cent drop experienced in the US equity markets in 2008.

In our UK business, total IFRS operating profit increased by 12 per cent in 2008 to £589 million. The increase of four per cent achieved for the long-term business reflected profits attributable to the with-profits business of £395 million together with 15 per cent growth from the long-term shareholder backed business. IFRS profits from the shareholder annuity business includes the impact of strengthening the allowance for credit defaults partly offset by profits emerging from a rebalancing of the asset portfolio. Non-long term business IFRS profit reflected profit from General Insurance commission which increased to £44 million, with cash beginning to emerge following the 2002 sale of the business to Churchill.

M&G’s operating profit for 2008 was £286 million, an increase of 13 per cent over 2007. This represented a strong financial performance in the light of the prevailing challenging market conditions. Higher profits from the fixed income business and higher performance-related fees were partially offset by the negative impact of market conditions, particularly in the retail business.

The Asian asset management operations reported operating profits of £52 million, down by 28 per cent on 2007, reflecting decreases in funds under management and performance-related fees due to market volatility.

The operating profit from the US broker-dealer and asset management businesses was £10 million, a decrease of 23 per cent on 2007. Curian recorded losses of £3 million in 2008, an improvement on its losses of £5 million in 2007, as the business continued to invest to build scale.

IFRS basis profit after tax
	AER[4]
	2008	2007	Change
	£m	£m	%
Operating profit from continuing operations
based on longer-term investment returns
after restructuring costs	1,347	1,201	12%
Short-term fluctuations in investment returns	(1,783)	(137)
Asia	(200)	(71)
US	(1,058)	(18)
UK	(212)	(47)
Other	(313)	(1)
Shareholders’ share of actuarial and
other gains and losses on defined benefit pension schemes	(14)	(1)
(Loss)/Profit before tax from continuing operations
attributable to shareholders	(450)	1,063	(142%)
Tax attributable to shareholders' profits	59	(354)
(Loss)/Profit from continuing operations for the financial year after tax	(391)	709	(155%)
Discontinued operations (net of tax)	0	241
Minority interests	(5)	(3)
(Loss)/Profit for the year attributable to equity holders of the company	(396)	947	(142%)

The total loss before tax and minority interests on an IFRS basis was £450 million in 2008, compared with a profit of £1,063 million for 2007. This reduction primarily reflects adverse short-term fluctuations experienced in investment returns.

In calculating the IFRS operating profit, we use longer-term investment return assumptions rather than actual investment returns achieved. The actual movements in asset values beyond the longer-term assumptions appear in the profit and loss account as short-term fluctuations in investment returns, with the exception of Jackson, where unrealised gains or losses on debt securities feature directly as movements in shareholder reserves.

The £1,783 million charge for short-term fluctuations in investment returns mainly comprises £200 million, £1,058 million and £212 million relating to our Asian, US and UK operations respectively.

Our Asian operations’ negative short-term fluctuations of £200 million primarily reflected movements in Vietnam, Taiwan and Japan of £81 million, £65 million and £34 million respectively. The result in Vietnam mainly reflected the two-thirds fall in the Vietnam equity market. Taiwan’s short-term fluctuations mainly reflected CDO losses of £40 million combined with losses of £103 million resulting from the 39 per cent fall in the country’s stock market, offset by gains of £108 million in the bond portfolio. In Japan there were a number of contributory factors, the largest of these being losses of £14 million reflecting the 42 per cent fall in the country’s stock market and unrealised losses of £13 million on Leveraged Super Senior notes.

Our US results include a £1,058 million charge (2007: £18 million charge) for short-term fluctuations in investment returns. This comprises £535 million in respect of debt securities, £439 million in respect of freestanding derivatives and embedded derivative liabilities, £69 million for equity type securities and a net £15 million for other items.

The £535 million charge for debt securities reflects the levels of defaults, losses on sale, and writedowns in excess of the allowance for longer-term defaults included in the operating result. The main constituent of the £439 million charge is £369 million for freestanding derivatives held to manage the fixed annuity and other general account business. There is also a charge of £70 million in respect of Guaranteed Minimum Withdrawal Benefit and other embedded derivative liabilities for the difference between the effect of applying year-end AA corporate bond rate and equity volatility curves in the total result rather than longer-term levels, as applied in determining the operating result.

Our UK operations’ short term fluctuations charge of £212 million reflects asset value movements, principally for the shareholder-backed annuity business, of negative £170 million and £42 million for the effect of credit downgrades on the measurement of annuity liabilities.

Other short term fluctuations charge of £313 million includes £190million for unrealised value movements in Prudential Capital and £71 million on the sale of an investment in an Indian Mutual Fund.

The effective rate of tax on operating profits, based on longer-term investment returns, was 22 per cent (2007: 32 per cent). The effective rate of tax at the total IFRS profit level for continuing operations was 13 per cent (2007: 33 per cent). The effective rate of tax on operating profits is lower than 2007 reflecting a combination of the settlement of issues with HM Revenue and Customs at amounts below those previously provided and a reduction in amounts previously provided on outstanding issues with HM Revenue and Customs. The effective rate of tax at total IFRS profits level is lower than expected, substantially due to a restriction on the ability to recognise deferred tax assets on all losses in Asia and the US.

Earnings per share
	2009	2007
	p	p
EPS based on Operating Profit from continuing
operations after Tax and minority interest
- EEV	88.6	74.5
- IFRS	42.5	33.3
Basic EPS based on total profit/ (loss) after minority interest
- EEV	(54.1)	121.2
- IFRS	(16.0)	38.7

Dividend per share

The directors recommend a final dividend for 2008 of 12.91 pence per share payable on 22 May 2009 to shareholders on the register at the close of business on 14 April 2009. The interim dividend for 2008 was 5.99 pence per share. As a result, the total dividend for the year, including the interim dividend and the recommended final dividend, amounts to 18.90 pence per share compared with 18.00 pence per share for 2007, an increase of five per cent. The total cost of dividends in respect of 2008 was £469 million.

The full year dividend is covered 2.24 times by post-tax IFRS operating profit from continuing operations.

Dividend cover is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend.

The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account our Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business.  The Board believes that in the medium term a dividend cover of around two times is appropriate.

Shareholders’ funds

On the EEV basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 31 December 2008 were £15.0 billion, an increase of £0.4 billion from the 2007 year-end level (2007: £14.6 billion). This two per cent increase primarily reflects the following components: a total EEV basis operating profit of £2,961 million; a positive impact of exchange movements of £2,010 million; a tax credit of £771 million; a positive movement on the mark-to-market of core debt of £656 million; partially offset by a £5,127 million adverse movement in short-term fluctuations in investment returns and dividend payments of £453 million which is itself partially offset by proceeds for new share capital subscribed of £170million.

The shareholders’ funds of £15.0 billion at year end 2008 comprised £5.3 billion for our Asian long-term business operations, £4.3 billion for our US long-term business operations, £4.9 billion for our UK long-term business operations and £0.5 billion for our other operations.

At the year end, the embedded value for the Asian long-term business was £5.3 billion. The established markets of Hong Kong, Singapore and Malaysia contributed £3,982 million to the embedded value generated across the region. Korea (£338 million), Indonesia (£314 million) Vietnam (£269 million) also made substantial contributions. Prudential’s other Asian markets, excluding Taiwan, contributed an aggregate £567 million in embedded value. Taiwan had a negative embedded value of £205 million.

The sensitivity of the embedded value of our country operations to interest rate changes varies widely across the region. In aggregate, a one per cent decrease in interest rates, along with all the consequential changes noted above, would result in a negligible change to our Asian business’s embedded value.

Statutory IFRS basis shareholders’ funds at 31 December 2008 were £5.1 billion, compared with £6.1 billion at 31 December 2007. This result represented a decrease of £1.0 billion, reflecting operating profit of £1,347 million, a foreign exchange credit of £631 million, and a tax credit of £747 million; offset by unfavourable movement in short-term fluctuations in investment returns of negative £1,783 million, a net unrealised value change on Jackson debt securities of negative £1,640 million and the balance of dividend payments of £453 million partially offset by proceeds of new share capital subscribed of £170 million.

The net unrealised value change on Jackson debt securities is explained by net unrealised losses of negative £2,710 million, (being the gross unrealised losses of £3,197 million less unrealised gains of £487 million) reflecting temporary market movements due to the effects of widening global credit spreads offset partially by the effect of reduced risk-free interest rates and a steepening yield curve. These unrealised losses were further offset by associated DAC of £1,070 million.

Holding company cash flow

	2008	2007
	£m	£m
Cash remitted by business units:
Life businesses:
UK	295	261
US	144	122
Asia	163	148
	602	531
Other:
Asia	234	38
M&G	167	139
UK	30	3
Total cash remitted to Group	1,033	711
Net interest paid	(128)	(96)
Dividends paid	(453)	(426)
Scrip dividends and share options	167	183
Cash remittances after interest and dividends	619	372
Tax received	130	40
Corporate activities	(177)	(200)
Cash flow before investment in businesses	572	212
Capital invested by business units:
Life businesses:
Asia	(310)	(92)
UK	(126)	(145)
	(436)	(237)
Other:
Asia	(82)	(57)
Total capital invested in business units	(518)	(294)
Increase/(Decrease) in operating cash	54	(82)
Egg sale net proceeds	0	527
Total holding company cash flow	54	445
Contributed by Life Business	166	294

Our Group holding company received £1,033 million in cash remittances from the various business units in 2008, up from £711 million in 2007. This figure includes the shareholders’ statutory life fund transfer of £279 million from the UK business.

Cash remitted increased in 2008 by £322 million compared to 2007. This was primarily due to the growth in Asia remittances and the increase in UK General Insurance commission. Asia’s remittances grew by £211 million, primarily due to a one-off remittance of £115 million related to Singapore. Asia also realised seed capital from E.Sun Bank and ICICI Asset Management totalling approximately £77 million, and recorded additional cash flow releases from Asian operations as their in-force books matured.

Capital invested in business units grew from £294 million in 2007 to £518 million in 2008, due to an increase of £243 million in Asia’s requirements. The growth in Asia was primarily due to the injection of £186 million to meet solvency requirements, of which £66 million was in Taiwan and £72 million in Japan. The remainder was predominately due to business-driven cash injections to support new business growth. Capital of £126 million was injected into UK shareholder-backed business, mainly to support new business. Jackson’s capital position remained robust in 2008, and no capital injection was required.

Net interest paid in 2008 increased by £32 million to £128 million compared to 2007, as lower interest  rates prevailing in 2008 led to a decrease in interest received on central shareholders’ funds.

After dividends and net interest paid, there was a net cash inflow of £619 million (2007: £372 million). There was a significant take-up of scrip dividends in 2008 and 2007.

Tax received in 2008, at £130 million, was £90 million higher than the previous year, reflecting the fact that the 2007 figure was exceptionally low as a result of foreign exchange gains reducing the level of taxable losses. During 2008 the Group holding company paid £177 million in respect of corporate activities, including costs related to the process of considering a reattribution of the inherited estate.

In aggregate, there was an operating cash inflow of £54 million in 2008, compared to an outflow of £82 million in 2007.

Depending on the mix of business written and the opportunities available, we continue to expect the UK shareholder-backed business to become cash positive in 2010.

Free Surplus Generation

Sources and uses of free surplus generation for the Group’s life and asset  management operations

Free surplus generation for the Group’s life business represents the free surplus generated from the in-force operations during the period less the investment in new business.

For asset management operations we have defined free surplus generation to be IFRS profits for the period.  Group free surplus also includes the general insurance commission earned during the period and excludes head office, restructuring and net financing costs.

We believe that the underlying free surplus generated from the in-force book is an important measure in understanding the performance of our business. During 2008 we generated £1,680 million of underlying free surplus (2007: £1,388 million).

Free surplus is used by our life companies for investment in new business, and to provide for specific items, such as the provision established in 2008 for additional credit reserves under statutory reporting. In 2008 we invested £825 million of free surplus (2007 £544 million) in new business and established £770 million (2007: nil) for statutory credit reserves on a Pillar 1 statutory basis.

The total movement in free surplus net of tax in the period can be analysed as follows:
	2008	2007
	£m	£m
Free surplus at 1 January*	1,915	1,375
Free surplus generation
Underlying free surplus generated in the period	1,680	1,388
Provisions for additional allowance for credit risk	(770)	0
Market related items	(1,068)	141
Investment in new business	(825)	(544)
Free surplus generated in the period prior to methodology changes	(983)	985
Gross cash remitted by business units	(1,033)	(711)
Capital injected by business units	518	294
Net cash remitted by the business units	(515)	(417)

Other movements	442	(28)

Free surplus at 31 December*	859	1,915

*Includes IFRS net assets excluding goodwill for asset management operations

The negative £1,068 million of market related movements in 2008 includes £268 million of bond losses in the US; £268 million in respect of the drop in interest rates in Taiwan, including the impact of extending out the phased bond yield progression period by five years from 2013 to 2018; and £532 million of other short term fluctuations in investment returns.

Other movements comprised reallocations of certain statutory reserves and required capital from value in-force to net worth of £187 million in 2008, foreign exchange movements, the mark-to-market of Jackson’s assets backing surplus and required capital, and other capital movements.

Excluding Taiwan, free surplus for the remaining life and asset management operations would have been approximately £1.8 billion at 31 December 2008.

The embedded value for the life operations assumes 45 per cent of the value in-force and required capital at 31 December 2008 will convert to free surplus in the next five years, and 68 per cent within 10 years. The actual free surplus generated from the current in-force policies in any future period will depend on the level of future assumption and experience variances that will actually arise. Over the last four year cumulative period, operating variances (after excluding the statutory credit reserve in 2008 and reallocations between net worth and value in-force of £187 million undertaken in 2008) have been £42 million which represented approximately one per cent of the projected in-force for the life business.

The table below shows Group free surplus generated for life and asset management operations, as defined above, over the last four years.

Cumulative free surplus anlaysis	2008	2007	2006	2005	2005-2008 (cumulative)
	£m	£m	£m	£m	£m
Expected in force cash flows (including expected return on net assets)*	1,744	1,299	1,182	992	5,217
Changes in operating assumptions and variances	(64)	89	(29)	46	42
	1,680	1,388	1,153	1,038	5,259
Provision for additional allowance on credit risk	(770)	0	0	0	(770)
Changes in non-operating assumptions and variances	(1,068)	141	56	(189)	(1,060)
Actual in-force cash flow	(158)	1,529	1,209	849	3,429
New business	(825)	(544)	(554)	(562)	(2,485)
Free surplus generated in the period prior to methodology changes	(983)	985	655	287	944
Reallocations between net worth and value in-force	(187)	0	0	0	(187)
Free surplus generated in the period	(1,170)	985	655	287	757
* Expected in-force cash flow includes asset management of IFRS operating profits and GI commission

Investment of free surplus in new business by life operations

Value created through investment in new business by life operations
	2008				2007
	Asia	US	UK	Group	Asia	US	UK	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(243)	(289)	(293)	(825)	(194)	(200)	(150)	(544)
Increase in required capital	42	265	165	472	21	183	104	308
Net worth invested in new business	(201)	(24)	(128)	(353)	(173)	(17)	(46)	(236)
Value of in-force created by new business	751	214	325	1,290	646	202	246	1,094
Post tax new business profit for the period	550	190	197	937	473	185	200	858
Tax	191	103	76	370	170	100	77	347
Pre tax new business profit for the period	741	293	273	1,307	643	285	277	1,205

New business sales (APE)	1362	716	947		1287	671	910
New business margin % (APE)	54%	41%	29%		50%	42%	30%
Internal rate of return	>20%	16%	14%		> 20%	18%	*18%
Note*:UK excluding the Equitable Life deal 14%

The average free surplus undiscounted payback period for business written in 2008 was

Asia	4 years
US	5 years
UK	6 years

Overall, our Group wrote £3,025 million of sales on an APE basis during the year. To support these sales, we invested £825 million of capital (2007: £544 million). This amount covers both new business strain, including commissions, of £353 million and the required capital of £472 million. The total capital investment for new business amounted to approximately £27 million per £100 million of APE sales (2007: £19 million). These sales provided a post-tax new business contribution to embedded value of £937 million (2007: £858 million).

In Asia, capital was invested to support sales at an average rate of £18 million per £100 million of APE sales. (2007: £15 million).

In the US, capital was invested to support sales at an average rate of £40 million per £100 million of APE sales (2007: £30 million).

In the UK, capital was invested to support sales at an average rate of £31 million per £100 million of APE sales (2007: £16 million).

The increase in capital requirements year on year was caused predominantly by a change in business mix in our UK annuity business, with bulk annuity business being written by shareholder-backed companies in 2008, rather than by the with-profits fund as in 2007, and with higher reserves being established for credit contingency. Higher capital usage in the US resulted from the change in business mix from variable annuities to other business.

Basis of preparation of results

The European Union (EU) requires that all listed European groups prepare their financial statements in accordance with EU approved IFRS. Since 1 January 2005, Prudential has been reporting its primary results on an IFRS basis.

As a signatory to the European Chief Financial Officers’ (CFO) Forum’s EEV Principles, Prudential also reports supplementary results on an EEV basis for the Group’s long-term business. We combine these results with the IFRS basis results of the non long-term businesses to provide a supplementary operating profit under EEV. References in this report to operating profit relate to profit based on long-term investment returns.

Under both EEV and IFRS, operating profits from continuing operations based on longer-term investment returns exclude short-term fluctuations in investment returns and shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes. Under EEV, where additional profit and loss effects arise, operating profits based on longer-term investment returns also exclude the mark-to-market value movement on core borrowings, together with the effect of changes both in economic assumptions and also in the time value of the cost of options and guarantees arising from changes in economic factors.

In broad terms, IFRS profits for long-term business contracts reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional accounting basis for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of IFRS profits over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over the life of a contract, however, aggregate IFRS profits will be the same as aggregate cash flow.

Life insurance products are long-term by their nature, and the profit on them is generated over  several years. In Prudential’s opinion, accounting under IFRS alone does not fully reflect the inherent value of these future profit streams. Instead, adding embedded value reporting to the IFRS accounting and specific additional disclosures, particularly on capital and cash flow, provides investors with a better sense of underlying profitability of our Group’s long-term businesses. Embedded value reporting is a valuable supplement to statutory accounts.

The results for the year ended 31 December 2008 have been prepared using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The results in this preliminary announcement have been prepared in accordance with IFRS applicable at 31 December 2008 and have been taken from the group's Annual Report and Accounts which will be available on the company's website on 15 April 2009.

The preliminary announcement for the year ended 31 December 2008 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The results on an IFRS basis for the full year 2008 and 2007 have been audited by KPBG Audit PLC. The auditor has reported on the 2008 and 2007 financial statements and the report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The Group's 2007 Report and Accounts have been filed with the Registrar of Companies.

RISK AND CAPITAL MANAGEMENT

Introduction

As a provider of financial services, including insurance, we recognise that the managed acceptance of risk lies at the heart of our business. As a result, effective risk management capabilities represent a key source of competitive advantage for our Group. To maximise this advantage, we have embedded a risk and capital management framework and culture that drives the rigorous risk and capital management and optimisation of risk adjusted returns across the Group.

The Group’s risk appetite framework sets out our tolerance to risk exposures as well as our approach to risk management and return optimisation. Under this approach, we monitor our risk profile continuously against agreed limits. Our main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

RISK OVERSIGHT

Group risk appetite
We define and monitor aggregate risk limits for our earnings volatility and our capital requirements:

(a)
Earnings volatility: the objectives of the limits are to ensure that (a) the volatility of our earnings is consistent with our stakeholders’ expectations, (b) the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks, and (c) earnings (and cash flows) are managed properly across geographies and are consistent with our funding strategies. The two measures we apply to monitor the volatility of our earnings are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit.

(b)
Capital requirements: the limits aim to ensure that (a) the Group meets its solvency capital requirements at all times, (b) the Group achieves its desired target rating to meet its business objectives, and (c) supervisory intervention is avoided. The two measures we apply are the EU Insurance Groups Directive (IGD) capital requirements and economic capital requirements.

Our risk appetite framework forms an integral part of our annual business planning cycle. Throughout the year, our Group Risk function monitors the Group’s risk profile against the agreed limits. Using submissions from business units, Group Risk calculates our position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements.

Local limits are agreed with each of our business units to ensure that the aggregate risk exposure remains within the defined Group-level risk appetite.  Each business unit determines its own individual risk position by calculating the impacts (on earnings and capital measures) of a shock to its market, credit, insurance and operational risk exposures and agrees them with Group Risk and the Group Asset and Liability Committee (ALCO).

We use a two-tier approach to apply the limits at business unit level. Firstly, we calculate  business unit risk limits. These ensure that, provided each business unit keeps within its limits, the Group risk position will remain within the Group limits. Secondly, the impact on the risk position is considered as part of Group Risk’s scrutiny of large transactions or departures from plan proposed by individual business units.

In the event that any of the business unit plans imply risk limits will be exceeded, this will necessitate a dialogue between Group Head Office (GHO) and the relevant business unit or units. Exceeding Group limits may be avoided if, for example, limits in other business units are not fully utilised, or if the diversification effect at Group level of a particular risk with other business units means the Group limit is not breached. Ultimately, authorisation to breach limits would require approval from GHO.

The continuing market dislocation and the increased risk of default has increased emphasis on the management of market and credit risk in the course of 2008. Market risk is managed such that as conditions evolve the risk profile is maintained within risk appetite, and in addition to business unit operational limits on credit risk, we set counterparty risk limits at Group level. Limits on our total Group-wide exposures to a single counterparty are specified within different credit rating ‘categories’. Group Risk and the Group ALCO monitor our actual exposures against these limits on a monthly basis.

Risk exposures

The Group Risk Framework deploys a common risk language, allowing meaningful comparisons to be made between different business units. Risks are broadly categorised as shown below.

Category	Risk type	Definition
Financial risks	Market risk	The risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates.
	Credit risk	The risk of loss if another party fails to meet its obligations, or fails to do so in a timely fashion.
	Insurance risk	The inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes adverse mortality, morbidity and persistency experience.
	Liquidity risk	The risk that a business, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure them only at excessive cost.
Non-financial risks	Operational risk	The risk of direct or indirect loss resulting from inadequate or failed internal processes, people or systems, or from external events. This includes legal and regulatory compliance risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business’s overall objectives and strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

Market risk:

Equity risk

Most of the equity exposure in our UK business arises from the with-profits fund which is partially protected against falls in equity markets through an active hedging policy. The fund also includes a large inherited estate - estimated at £5.4 billion at 31 December 2008.The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

In Asia, a high proportion of our in-force book is made up of unit-linked products with limited shareholder exposure to equities. We have minimal direct shareholder exposure to Asian equity markets outside our unit-linked holdings.

In the US, where we are a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in our products. We provide guarantees for minimum death benefit (GMDB) on all policies in this class, minimum withdrawal benefits (GMWB) on 67 per cent of the book, and minimum income benefits (GMIB) on only 11 per cent. To protect the shareholder against the volatility induced by these embedded options, we use both a comprehensive hedging programme and reinsurance.

In our variable annuity sales activities, we focus on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers select conservative investment options and, importantly, buy fewer guarantee products compared to the industry as a whole. We are able to achieve this because our unique and market leading operational platform allows us to tailor more than 3,000 product combinations, thereby ensuring that our customers are not sold guarantees they do not need.  We seek to sell at a price where we can hedge or reinsure our risks. Many of our competitors offer ‘bundled’ products where the customer pays for guarantees that they do not require. In contrast, our more tailored offering avoids the sale of unnecessary guarantees, enabling us to remain globally price competitive while pricing each of our individual guarantees appropriately.This enables us to be price-competitive while not over-exposing our business to guarantee risk. Also, the conservative nature of our investment options makes hedging a more straightforward process.

It is our philosophy not to compete on price. Our individual guarantees tend to be more expensive than the market average, because we seek to sell at a price where we can hedge or reinsure our risks.

We do not actively market GMIB, and where it is selected we reinsure. We use reinsurance to cover both the in-force book and new business for the life of the policy. If reinsurance were not available, we would not sell GMIB options.

We take a macro approach to hedging that covers market risk in the US business, including all exposure to GMDB and GMWB guarantees. Within this macro approach we make use of the natural offsets that exist between the variable annuity guarantees and the fixed-indexed annuity book, and then use a combination of Over The Counter (OTC) options and futures to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital we are putting at risk. The hedging programme covers both the in-force book and new business for the ‘greeks’ - i.e. changes in equity market levels, the rate of change in market levels and equity market volatility, as well as interest rate movements. In addition we hedge the fees on variable annuity guarantees.

A combination of Jackson’s sales approach, disciplined pricing and dynamic hedging of its variable annuity guarantees meant that Jackson’s equity hedging gains offset the effect of the 38.5 per cent drop experienced in US equity markets in 2008 on a statutory capital basis. This  outcome compared favourably to the industry as a whole. Indeed, Jackson was one of only a handful of US life insurance companies to achieve this level of success with its variable annuity hedging programme in 2008.

Interest rate risk

Interest rate risk arises primarily from Prudential’s investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

Interest rates primarily impact our Asia,US and UK with-profit businesses. In Asia, our exposure will be reduced following our agreement with China Life Insurance Company Ltd (Taiwan) to transfer the agency-based business in Taiwan, which includes Prudential’s legacy products which contain interest rate risk. The remaining exposure in Asia arises mainly from guarantees on traditional shareholder-backed life products and asset-liability mismatches, primarily in Japan and Korea. This exposure is within our risk appetite, and we manage it carefully on an ongoing basis. We have a range of risk mitigation options available to us should we wish to reduce this exposure further. However, it is important to note that interest rates in some territories are currently at historically low levels, which has the effect of mechanistically reducing our downside risk.

In the US there is interest rate risk across the portfolio. We manage fixed annuity interest rate exposure through a combination of interest rate swaps and interest rate options, to protect capital against rates rising quickly, and through the contractual ability to reset crediting rates annually. The average traditional fixed annuity crediting rate is 91bps above the guaranteed crediting rate. Historically, we have had a significant IGD sensitivity relating to the mark-to- market accounting of interest rate derivatives. During the final quarter of 2008, we worked with the Michigan State regulator to recognise the effectiveness of interest rate hedging, and the statutory valuation now accounts for hedges and the hedged items on a consistent basis.

In the UK the investment policy for the shareholder backed annuity business is to match investment returns with annuity payments. Where these cash flows are not matched exactly there is some exposure to asset and liability mismatches and this exposure can be increased by, for example , the current low interest rate environment. There is a interest rate risk in the UK with- profits fund.

Foreign exchange risk

Prudential operates in the UK, the US, Continental Europe and 13 countries in Asia. Inevitably, the geographical diversity of our businesses means that we are subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in pounds sterling.

We do not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group’s business and meet local regulatory and market requirements. However, in cases where a foreign surplus is deemed to be supporting Group capital or shareholders’ interests, this exposure is hedged if we deem it economically optimal to do so. Currency borrowings and derivatives are used to manage exposures within the set limits.

Credit risk

The global debt markets experienced unprecedented conditions in 2008, with illiquidity and credit spreads reaching all-time highs. Our debt portfolio on an IFRS basis was estimated at £95 billion at 31 December 2008.

Of this total, £59 billion was in the UK insurance operations, of which £38 billion was within the UK with-profits fund. The fund also includes a large inherited estate - estimated at £5.4 billion. Outside the with-profits fund, £4 billion was held in unit-linked funds where the shareholder risk is limited, and there was £17 billion backing the shareholder annuity business and other non-linked business, of which £13 billion related to corporate bonds and £4 billion was in government securities, or equivalent.

Within the UK shareholder annuity funds, we have built up a significant credit reserve of £1.4 billion to allow for future defaults on a statutory basis. This reserve can withstand the equivalent of the average default experience during the Great Depression occurring every year over the life of the portfolio.
In 2008, we have experienced credit defaults for UK operations of £93 million that relate to shareholder funds (0.5 per cent of the portfolio).

Asia’s debt portfolio totalled £11 billion at 31 December 2008. Of this, approximately 64 per cent was invested in Unit-Linked and with-profits funds with minimal shareholder risk. The remaining 36 per cent is shareholder exposure and is invested predominantly (85 per cent) in government bonds. For Asia, the portfolio has performed very well, with 2008 defaults totalling only £20 million.

The final and most significant area of exposure to credit risk for the shareholder is Jackson in the US. At 31 December 2008 Jackson’s fixed income portfolio was estimated at £24 billion, comprised of £16 billion of Corporate Debt, £2 billion of Commercial Mortgage Backed Securities (CMBS), £4 billion of Residential Mortgage Backed Securities (RMBS) and £2 billion of other instruments. We entered the cycle in a defensive position and continue to manage the portfolio rigorously.

The US Corporate Debt portfolio of £16 billion is 92 per cent investment grade. Concentration risk is low, with the top ten holdings accounting for only five per cent of the portfolio. The high-yield portfolio is also well diversified with an average holding of £8 million. Our single largest sector exposure in the investment grade portfolio is Utilities at 13 per cent. We actively manage the portfolio and will sell exposure as events dictate; for example, we reduced our holding in both Lehman and Washington Mutual early in 2008.

Within the RMBS portfolio of £4 billion, the agency guaranteed portion is 50 per cent. Another 25 per cent of the portfolio relates to investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Our exposure to the 2006/2007 vintages totals £946 million of which £617 million is invested in the senior part of the capital structure, thereby significantly reducing the risk of defaults and the magnitude of loss if a shortfall does occur. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £329 million.

The CMBS £2 billion portfolio is performing strongly, with 85 per cent of the portfolio being AAA and only [one] per cent below investment grade. We materially reduced our non-AAA purchases after 2004 in response to the significant deterioration in underwriting standards observed in the market and in line with rating agencies’ guidelines. The entire portfolio has an average credit enhancement level of 30 per cent. This provides significant protection, since it means the bond has to incur a 30 per cent loss, net of recoveries, before we are at risk.

In 2008, Jackson’s total defaults were £78 million of which £5 million were incurred in the fourth quarter. As part of our active management of the book we incurred net losses of £127 million on the sale of impaired bonds, of which £67 million was incurred in the fourth quarter of 2008.

IFRS write-downs excluding defaults for the year were £419 million, an increase of £228 million in the fourth quarter of 2008.

The impairment process reflects a rigorous review of every single bond and security in our portfolio. We believe that the accounting rules for impairments are necessarily conservative and not always consistent with economic losses. So, while the accounting requires us to book them as losses through our income statement, we would expect only a proportion of these impairments eventually to turn into defaults, and some of the impaired securities to recover in price over time.

In considering potential future losses for Jackson, it is essential to examine the key components of the debt portfolio. As at 31 December 2008, 93 per cent of Jackson’s total debt portfolio of £24 billion consisted of investment grade securities and seven per cent were high yield. To put potential future losses in context, global annual default rates over the past 50 years have averaged 0.5 per cent for investment grade and 10 per cent for high yield. Historically, the highest global annual default rates during a recession have averaged 1.6 per cent for investment grade and 15.4 per cent for high yield, although not necessarily in the same year (Source: Moody’s Global Corporate Finance - February 2008).

Applying peak global annual default rates and making conservative assumptions for recoveries to our portfolio would generate losses of approximately £350 million for one year that could be absorbed by our current IGD surplus as estimated at 31 December 2008.

Unrealised Credit Losses

Jackson’s gross unrealised losses moved from £439 million at 31 December 2007 to £3,178 million at 31 December 2008. This change was largely due to a market-wide re-pricing of risk and not to specific problems within Jackson’s portfolio. The entire market for fixed income securities has been re-priced downwards from historically tight spreads of approximately 100 bps during the first half of 2007 to historically wide spreads of over 640 bps on investment grade paper at the end of 2008. Wider credit and liquidity spreads are causing the average investment grade security to trade around the mid to high 80s as a percentage of nominal value.  Unrealised losses on securities priced at less than 80 per cent of face value were £1.9 billion at 31 December 2008. It is our intention to hold these fixed income securities to maturity - an approach, which in economic terms limits the impact of the current market dislocation.

Jackson’s unrealised losses rose in the fourth quarter by £1.3 billion as credit spreads moved to all-time highs and bond prices to all-time lows. It is important to bear in mind that in the increase of £ 1.3 billion in the fourth quarter of 2008, about £446 million is directly due to the depreciation of sterling against the US dollar.  We believe that the accounting impact of these unrealised losses significantly overstates the risk of economic losses on our portfolio at current price levels.

Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

For example, the assumption that we make about expected levels of mortality is particularly relevant for our UK annuity business, where in exchange for their accumulated pension fund  pension annuity policyholders receive a lifetime guaranteed payment. We conduct rigorous research into longevity risk using data from our substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential UK assumes that current rates of mortality continuously improve over time, at levels based on adjusted data from the Continuous Mortality Investigations (CMI) projections published by the Institute and Faculty of Actuaries.

Prudential’s persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship - either assumed or historically observed - between persistency and investment returns, and for the resulting additional risk.

Liquidity risk

We remain comfortable with our liquidity position both at holding and subsidiary company level. The holding company has significant internal sources of liquidity which are sufficient to meet all of our requirements for the foreseeable future without having to make use of external funding. In aggregate our Group has £2.1 billion of undrawn committed facilities, of which we have recently renewed £1.4 billion of the undrawn syndicated committed banking facility for a further three years as well as renewing the £500 million securities lending back-up facility.

Non-financial risk

Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses. We process a large number of complex transactions across numerous and diverse products, and are subject to a number of different legal and regulatory regimes. We also have a significant number of third-party relationships that are important to the distribution and processing of our products, both as market counterparties and as business partners. More detail on the risk factors that may affect Prudential's operating results and financial condition, and accordingly the trading price of our shares are provided.

We use quantitative analysis of operational risk exposures material to the Group to inform our decisions on the overall amount of capital held and the adequacy of the corporate insurance programme.

CAPITAL MANAGEMENT

Regulatory capital

Group regulatory capital (IGD)

Prudential is subject to the capital adequacy requirements of the Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector.

The IGD capital adequacy requirements involves aggregating surplus capital held in our regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is allowed for under this approach. The IGD test is passed when this aggregate number is positive. A negative result at any point in time is a notifiable breach of UK regulatory requirements.

Our capital position is strong, driven by our prudent but proactive risk management. Our IGD capital surplus is estimated at £1.7 billion before allowing for the 2008 final dividend, giving a solvency ratio of 162 per cent. This is composed of our IGD surplus at 31 December 2008 estimated at £1.4 billion, and in addition  £0.3 billion that the FSA has subsequently allowed us to include in our IGD surplus going forward, as a result of an innovative structure we have developed. Our IGD capital surplus on a consistent basis (i.e. before allowing for a dividend) at the end of 2007 and at the end of the third quarter 2008 stood at £1.9 billion and £1.4] billion respectively. The movement from £1.9 billion at 31 December 2007 to the estimated £1.7 billion benefitted from the £0.3 billion allowed by the FSA. The remaining decrease of £0.5 billion in 2008 comprises net earnings of £0.8 billion, management actions of £0.6 billion and positive foreign exchange movements of £0.2 billion, offset by the 2007 final dividend of £0.3 billion, market related risk of £0.4 billion, strengthening of UK credit reserves of £0.8 billion and £0.6 billion of credit related impairments and default losses in the US.

The £0.3 billion additional IGD capital reflects our ability to realise a portion of the shareholders' economic interest in the future transfers from the UK with-profits fund, which in total was worth £1.7 billion at 31 December 2008. Going forward, we have the opportunity to develop similar transactions, enabling us to access more of the residual £1.4 billion if we decide to do so.

We have been able to maintain a stable IGD position in challenging markets. The options we have to manage available and required capital can be classified into, increasing available capital and reducing required capital.

Our ability to access more of the shareholder economic interest in the with-profit fund up to a level of £1.4 billion, and our ability to access to future profits on other in-force business through financial reinsurance are examples of how we have the potential to increase available capital.

We can also manage our required capital through both the level and the mix of new business and by maintaining pricing discipline. We have employed and will continue to employ other risk mitigation strategies such as hedging and reinsurance when necessary.

In addition to this strong capital position, the total credit reserve for the UK shareholder annuity funds was £1.4 billion at the end of the year. We have increased this credit reserve by £0.8 billion in 2008 and it is equivalent to 80bps per annum over the lifetime of the assets. This reserve would allow us to withstand a repeat of the average Moody’s default experience  during the Great Depression, occurring every year throughout the life of the book.

On the 20 February 2009 we announced that we have entered into an agreement to transfer the assets and liabilities of our agency distribution business in Taiwan to China Life Insurance Company Ltd (Taiwan) pending regulatory approval. The business to be transferred includes Prudential’s legacy interest rate products in Taiwan, and the agreement is significantly value enhancing for the Group. On completion the transfer will give rise to a net increase in the Group’s IGD surplus of approximately £0.8 billion, further strengthening our already robust capital position.

These factors, together with our Group’s strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, position us to withstand possible significant further deterioration in market conditions.

Solvency II

The European Union (EU) is developing a new solvency framework for insurance companies, referred to as ‘Solvency II’.  The application of Solvency II to international groups is still unclear and there is a risk of inconsistent application in different EU member states, which may place Prudential at a competitive disadvantage to other European and non-European financial services groups.

Like Basel II in the banking industry, the new approach is expected to be based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessments of risk, and enhanced disclosure requirements. However, the scope is wider than Basel II and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements.

A key aspect of Solvency II is that the focus on risks and capital requirements will be aligned more closely with economic capital methodologies. Solvency II will encourage companies to improve their risk management processes and may allow companies to make use of internal economic capital models if approved by the local Regulator.

Capital allocation

Prudential’s approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

We optimise capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilisation, return on capital and new business value creation are measured at a product level.  The use of these capital performance metrics is embedded into our decision-making processes for product design and product pricing.

Our capital performance metrics are based on economic capital, which provides a view of our capital requirements across the Group, allowing for realistic diversification benefits. Economic capital also provides valuable insights into our risk profile and is used both for risk measurement and capital management.

Stress testing

We use regular stress testing and sensitivity analysis to monitor the robustness of the Group’s regulatory and economic capital position.

Stress testing has been carried out to assess the resilience of the Group’s regulatory capital position (IGD) to withstand significant further deterioration in market conditions. The findings include:

o	An instantaneous further 40 per cent fall in equity markets from 31 December 2008 levels would reduce the IGD surplus by £350 million.

o
A 150bps reduction (subject to a floor of zero) in interest rates from 31 December 2008 would reduce the IGD surplus by £300 million (the effect would be less following completion of the sale of our Taiwan legacy agency book).

o	Credit defaults of ten times the expected level would have an impact of £500 million in excess of the annual reserve release.

We also test the impact of a range of ‘shock’ scenarios on the Group’s regulatory and economic capital. The scenarios for this testing are selected using both in-house views and external assessments such as the FSA’s annual Financial Risk Outlook.  The purpose is to assess the resilience of the Group’s capital position to a range of key threat scenarios.

Capital base

Capital structure

Prudential Group’s capital on an EEV basis consists of £14,956 million of shareholders’ funds and net core debt at market value after cash and short term investments of £818 million, and includes £1,250 million of holding company subordinated long term and perpetual debt.

Subordinated - or ‘hybrid’ - debt is debt capital which has some equity-like features, and which would rank below other senior debt in the event of a liquidation. These characteristics mean hybrid debt can be treated as capital for FSA regulatory purposes.  All of our Group’s hybrid debt which qualifies under the FSA’s definition is held at Group level. As a result, it is taken as capital into the parent solvency test under the IGD.

Following the implementation of the IGD, raising our long-term debt in hybrid form benefits us from a regulatory capital standpoint. We intend to do this by taking advantage of favourable market conditions as they arise.

Balance Sheet Structure (EEV basis)
	2008	2007
	£m	£m
Long term business	14,633	13,939
Other business including fund management	1,642	1,677
Other net liabilities	(501)	(143)
	15,774	15,473
Financed by:
Equity shareholders funds	14,956	14,600
Perpetual preferred securities	513	679
Subordinated debt	737	817
Senior debt	733	833
Cash & short-term investments	(1,165)	(1,456)
	15,774	15,473

The balance sheet includes unallocated surplus for the PAC with-profits fund that has yet to be allocated either to policyholders or shareholders. These assets are not generally available to the Group, other than as they emerge through the statutory transfer of the shareholders' share of the surplus as declared from the fund over time. The EEV shareholders' equity reflects the value of future shareholder cash flows from in-force business. In determining these cash flows, the shareholders' interest is derived by increasing final bonus rates so as to exhaust the surplus over the lifetime of the in-force with-profits business, other than in extreme scenarios where the excess cost of meeting policyholder claims is fully attributed to shareholders.

Shareholders’ borrowings and financial flexibility

The core structural borrowings of our shareholder-financed operations at 31 December 2008 totalled £2,958 million on an IFRS basis, compared with £2,492 million at the end of 2007. The increase during the year reflected exchange conversion losses amounting to £468 million predominantly on our long term borrowings of €500 million, US$1 billion, US$300 million, US$250 million and US$250 million surplus notes .

After adjusting for holding company cash and short-term investments of £1,165 million, our net core structural borrowings at 31 December 2008 were £1,793 million, compared with £1,036 million a year earlier. The increase on the 2007 figure reflected net cash inflows of £54 million, exchange conversion losses of £816 million including the £468 million on long-term borrowings identified above, and £354 million in respect of a US$2 billion net investment hedge of the currency exposure of the net investments in the US operations.

Our core structural borrowings at 31 December 2008 included £1,761 million borrowed at fixed rates of interest, with maturity dates ranging from 2009 to perpetuity. A significant proportion - amounting to £1,232 million - of the core borrowings was denominated in US dollars, in order to provide partial hedging of the currency exposure arising from our Group’s investment in Jackson.

We have also put in place an unlimited global commercial paper programme. As at 31 December 2008, commercial paper totalling £278 million, US$916 million, €359 million and CHF10 million has been issued under this programme. We also have a £5,000 million medium-term note (MTN) programme, under which the outstanding subordinated debt at 31 December 2008 was £435 million and €520 million, while the senior debt outstanding was £200 million and US$12 million.

In addition, our holding company has access to £1,600 million of committed revolving credit facilities, provided by 15 major international banks, and renewable between December 2010 and February 2012; and an annually renewable £500 million committed securities lending liquidity facility. Apart from a small drawdown to test the process, these facilities were not drawn on during the year, and there are no amounts outstanding under the committed credit facilities at 31 December 2008. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are all available for general corporate purposes and to support the liquidity needs of our holding company.

We manage our Group’s core debt within a target level consistent with our current debt ratings. At 31 December 2008, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders’ funds plus debt) was 10.7 per cent, compared with 6.6 per cent at 31 December 2007.

Prudential plc has strong debt ratings from Standard & Poor’s, Moody’s and Fitch.  Prudential’s long-term senior debt is rated A+ (stable outlook), A2 (stable outlook) and AA- (stable outlook) from Standard & Poor’s, Moody’s and Fitch, while short–term ratings are A-1, P-1 and F1+.

The financial strength of PAC is rated AA+ (negative outlook) by Standard & Poor’s, Aa1 (rating under review for possible downgrade) by Moody’s and AA+ (stable outlook) by Fitch Ratings.

Jackson’s financial strength is rated AA (stable outlook) by Standard & Poor’s and A1 (stable outlook) by Moody’s.

Risk mitigation and hedging

We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions - such as a material derivative transaction - are subject to scrutiny at Group level before implementation.

We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to limit insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

During 2008, our risk management and mitigation initiatives resulted in the rebalancing of the Group's USD hedge to reflect our exposure to IGD regulatory surplus held in USD. Since the year-end we have also implemented additional equity hedging in Jackson to reduce the exposure to further falls in the level of the S&P index. A wide range of capital management initiatives and risk mitigation options remain available to the Group to manage the IGD capital position. These include the use of reinsurance and similar structures to crystallise the value of future cash flows, the implementation of further hedging strategies, and taking steps to conserve and/or release capital.

We have contingency plans in place for a range of operational risk scenarios, including incident management and business continuity plans. As a contingency plan for liquidity risk, the Group has arranged access to committed revolving credit facilities and committed securities lending facilities.

BUSINESS UNIT REVIEW

Insurance Operations

Asia
	AER4/8			CER4/8
	2008	2007	Change	2007	Change
Asia	£m	£m	%	£m	%
APE sales	1,362	1,287	6%	1,369	(1%)
NBP	741	643	15%	693	7%
NBP margin (% APE)	54%	50%		51%
NBP margin (% PVNBP)	10.1%	9.3%		9.4%
Total EEV basis operating profit*	1,309	1,042	26%	1,135	15%
Total IFRS operating profit*	321	189	70%	212	51%
*Based on longer-term investment returns excluding fund management operations, development and regional head office expenses.

Prudential was an early mover in recognising the long-term growth potential in Asia. Leveraging a foothold established in the 1920’s, we have created an unparalleled business in the region that holds market-leading positions in the world’s most populous and dynamic economies. As a result Prudential already has over 11 million customers in Asia. Distribution is predominantly through tied agents, and we have built up one of the region’s largest agency forces numbering some 425,000 at 31 December 2008. We complement our agency distribution in the region with a number of distribution agreements with leading banks and brokers. Prudential is a pioneer in capital efficient unit linked products in Asia, and is particularly strong in the regular premium savings sector. More recently we have increased our focus on higher-margin protection products, both as riders to savings policies and standalone.

Prudential’s operations in Asia are unified under the Prudence face icon, which retains a consistently high recognition rate, outperforming other financial service companies in the region. We operate distinct life insurance businesses in 12 markets. These are all managed by local teams with strategic leadership and technical support provided by the regional team (based in Hong Kong). Every opportunity is taken to leverage synergies and best practices around the region, and from the wider Prudential Group, particularly in areas such as product development, channel distribution and asset liability management. The Asian businesses operate with common principles and within a regionally managed risk framework. We consistently win industry awards for the quality of our operations in Asia, including our customer service,

Underpinning Prudential’s success in the region is the breadth and depth of our management teams and staff. These comprise a combination of market-leading international specialists and the very best local talent.

Our current strategy in Asia is to leverage our platform to generate further shareholder value by continuing to increase the scale of our operations. This is reflected in the following strategic commitments: further increasing agency scale and productivity, continuing to build distribution through partnerships, sharpening the focus on health and protection products, developing segmented retirement solutions and strengthening customer relationships.

Although externally the highest profile measure of success is new business volumes and how this translates into market share, Prudential’s internal focus is on EEV NBP. Our business in Asia maintains strict financial disciplines to ensure that there is always a strong correlation between business volumes and the value generated, as reflected in the shareholders’ embedded value metrics. As the scale of our business in Asia continues to increase as evidenced by premium revenues of £5.5 billion in 2008, there is a greater focus on demonstrating the emergence of this value in terms of distributable IFRS profits and cash. Given the current economic climate, a thorough review has been undertaken of all the operations’ solvency positions from the local regulatory and the IGD perspectives. Optimising capital efficiency from the Group’s perspective has always been a priority, but with the worldwide collapse of market valuations and interest rates we paid particular attention to this during 2008.

Initiatives in 2008

Agency

During the year, Prudential increased its average number of agents in the Asia region by 21 per cent to 425,000, with the largest increases in Indonesia (up 43 per cent to 57,000) and India (up 21 per cent to 287,000). With the exception of Thailand, all of our Asian operations expanded their agency forces during 2008.

The challenging economic environment did suppress industry-wide agency productivity in terms of APE per agent in 2008.  Our, average productivity was 21 per cent lower than in 2007 with the main cause being lower average case sizes.  The main driver of this decline was lower average case size, which fell by 12 per cent due to the tougher economic climate and higher proportions of (highly profitable) health and protection business. However, the average number of cases per active agent per month was only marginally lower in 2008 than in 2007 -   a performance that reflects the resilience of our agency force in a depressed market.

Disposal of PCA Life Taiwan’s Agency Business

When Prudential entered the Taiwanese market in 1999, traditional “compulsory dividend” life policies were the only type of savings and protection policy permitted by the regulator. These polices are unique to Taiwan and have claims, guaranteed surrender values and local statutory reserves calculated on a prescribed actuarial basis, which includes an underlying interest rate assumption based on two-year interest rates at the time the policy is sold.

Prudential’s acquisition of Chinfon Life included a back book with interest rate assumptions at around 6.5 per cent and expected liability duration of 30 to 40 years. Since then interest rates in Taiwan have declined and - despite economists’ consistent projections of a rise - rates stood at just 1.4 per cent at 31 December 2008. Provisions required under the local solvency requirements have been offset by profits generated from new business, particularly following the introduction of unit-linked business in 2002. The net cash strain we experienced from this back book was running at the rate of around £50 million per annum.

However, for us as an EU domiciled group we are subject to the requirements of the IGD in measuring solvency. For IGD purposes the liability on the back book is crystallised at around £800 million, with the potential to increase significantly under the proposed Solvency II valuation rules. In reviewing the allocation of capital across the Group, we saw an opportunity to materially improve our capital position by releasing the economic capital supporting the agency distribution business. Therefore on 20 February 2009, we announced that we had agreed to transfer the assets and liabilities of the agency distribution business in Taiwan, including the capital consuming back book, to China Life Insurance Ltd (Taiwan) subject to regulatory approval. The transfer will include all policies previously issued by agency, the agency contracts and the agency related support operations. Upon completion there will be a one-off negative IFRS impact of approximately £595 million after restructuring costs. Free surplus for Life and asset management business at 31 December 2008 including Taiwan was £859 million and £1.8 billion excluding it.

We will continue to be an active and committed player in the Taiwanese life insurance market through our successful bancassurance, direct marketing and other non-agency distribution channels. Bank and direct sales accounted for 29 per cent of our new business in Taiwan in 2008.

Partnership

Our bank distribution strategy is heavily influenced by our agency competencies, since we do not simply rely on bank counter staff to promote insurance products, but also deploy a highly-trained and specialised sales force sitting in the bank branches. These Financial Service Consultants (FSC’s) are managed in a very similar way to the agency force; they are accountable for high standards of quality and productivity and they are rewarded for results. There were 8,900 FSCs at 31 December 2008 up 11 per cent on prior year and during 2008 FSCs generated 81 per cent of the region’s bank new business.

During 2008 and in early 2009 we expanded and extended our successful bank distribution agreement with Standard Chartered Bank (SCB).  We now work with SCB in nine markets and are currently exploring further opportunities for protection and Takaful products. SCB Taiwan had a particularly impressive fourth quarter, and Prudential’s overall new business from SCB in Asia increased by 35 per cent during 2008.

Total new business from the bank channel grew by 27 per cent during 2008 and accounted for 20 per cent of total new business.

Health and Protection

Prudential is implementing a structured and disciplined approach to expanding its health and protection business in Asia. A new regional team has been formed with sales management, product development, underwriting, claims, operations and business development expertise. Underwriting processes have been reengineered to improve customer service; claims turnaround is now more efficient; and quotation systems have been upgraded to alert agents to appropriate health riders as attachment opportunities to augment core products.

With this foundation in place, innovative products, tailored for each market are being rolled out. For example, in the fourth quarter of 2008 our business in Malaysia launched a critical illness plan that pays the full sum assured for up to three claims, with cover until age 85. Over two thousand polices were sold within the first month.

Critical factors in our success in health and protection, include integrating the product initiatives with the distribution channels, and tailoring sales support activities to the agency, bank and direct channels.  For example, health products have been incorporated into agency incentive programmes, and a standalone health care product was launched into the SCB channel with simplified underwriting and compelling media campaigns to capture direct business and provide leads for other channels.

During 2008 new business APE was up 34 per cent, reflecting these products’ particular suitability to challenging economic conditions, with their emphasis on protection rather than savings and their lower average premiums. The results from India (up 259 per cent) and Malaysia (up 49 per cent) were particularly encouraging.

Retirement

Like the West, Asia has rapidly ageing populations and a growing need for financial advice and products to help people save for retirement, secure an income during retirement and protect their financial well being throughout life.

Prudential has already taken a lead in raising the awareness of the need for retirement financial planning through the ‘What’s Your Number?’ campaigns, and the retirement planning message continues to be reinforced through fully integrated marketing and promotional materials. For example, our websites in Hong Kong, Taiwan, Malaysia and Korea now include retirement calculators.

Although market conditions have not been conducive to major new initiatives in the retirement space during 2008, Prudential continues to develop and launch new retirement orientated products. For example, in Korea and Malaysia we launched variable annuity products that provide a guaranteed minimum income on retirement.

Financial performance

In 2008, Prudential delivered new business APE of £1,362 million in Asia, representing growth averaging six per cent over 2007. Although some official market statistics are not yet available, Prudential estimates that it is the leading foreign company or joint venture in seven of its twelve life markets. Prudential grew market share in six of our 12 countries during 2008.

Indonesia was the strongest performer, with new business APE rising by 45 per cent, followed by China and Malaysia, up 31 per cent and 24 per cent respectively. Market conditions were challenging in all markets and especially so in Korea, Taiwan and Singapore where sales fell by 15 per cent, 12 per cent and 11 per cent respectively.

The industry in Korea saw a shift away from variable unit-linked products, and towards risk-based and interest-sensitive products. PCA Life Korea, however, remained diligently focused on value not volume. In Taiwan, Prudential had a very successful retirement campaign launch in May and June 2007 that was not repeated in 2008. However, there was encouraging momentum, particularly in the bank distribution channel in the final quarter with sales up 83 per cent over the third quarter of 2008.  In Singapore regular premium sales were resilient and remained at the same level as 2007, but total APE was depressed by lower single premium sales, following changes to the Central Provident Fund rules.

Total new business profits increased by 15 per cent as the average profit margin increased from 50 per cent to 54 per cent. This profit enhancement was mainly due to changes in product mix, country mix and economic assumptions. Of the six markets we disclose separately, five (China, Hong Kong, India, Indonesia and Taiwan) reported increases in new business profit margins compared with 2007.

Total EEV operating profit from long-term business at £1,309 million increased by 26 per cent compared to 2007. In-force embedded value profits in Asia rose to £568 million in 2008, an increase of 42 per cent from 2007.  In-force profit in 2008 was driven by the unwind of discount of £434 million, net assumption changes of £135 million, and net experience variances of £(1) million. The net positive assumption changes were driven by persistency assumptions for Singapore, Hong Kong and Malaysia reflecting recent experience of reduced lapse rates. These were offset by changes in Taiwan and Korea mainly relating to premium holidays and expense assumption changes, together with mortality and morbidity assumption changes in Singapore, Taiwan and Hong Kong and a decrease in corporation tax in Indonesia.  All operations saw positive experience variances on mortality but these were offset by negative persistency experience in Korea.

The IFRS operating profit for long-term business increased from £189 million in 2007 to £321 million in 2008. In Indonesia the results increased from £35 million to £55 million whilst in the established operations (Singapore, Hong Kong and Malaysia) the growth was more muted, growing from £153 million to £162 million.

In Korea the loss of £13 million in 2007 improved to a profit of £12 million in 2008, principally due to a local regulatory change in accounting basis for acquisition costs.

India posted a loss of £6 million, before charging development expenses related to the investment in the agency force. The result also reflects that as the business matures it is appropriate to now defer and amortise acquisition costs, resulting in a benefit of £19 million.

In Taiwan, where the IFRS basis of reporting reflects US GAAP for the insurance assets and liabilities of the business the result increased by £15 million to £60 million. The result for other operations increased from £12 million to £38 million reflecting mainly reserve releases in the Japanese operation.

Each operation has a target for IRR on new business of at least 10 percentage points above the relevant country risk discount rate, which varies across Asia from 3 per cent to 17 per cent.  Our aggregate IRR in Asia remained in excess of 20 per cent in 2008.

United States

	AER[4]			CER[4]
	2008	2007	Change	2007	Change
United States	£m	£m	%	£m	%
APE sales	716	671	7%	724	(1%)
NBP	293	285	3%	308	(5%)
NBP margin (% APE)	41%	42%		43%
NBP margin (% PVNBP)	4.1%	4.3%		4.3%
Total EEV basis operating profit*	586	627	(7%)	678	(14%)
Total IFRS operating profit*	406	444	(9%)	480	(15%)
*Based on longer-term investment returns excludes broker dealer, fund management and Curian

The United States is the world’s largest retirement savings market, and is continuing to grow rapidly. As 78 million baby boomers reach retirement age, their retirement assets will shift from asset accumulation to income distribution. There are already $2 trillion of assets generating retirement income in the US — and this amount is forecast to rise to some $7.3 trillion by 2029.

During 2008, the US financial services industry faced an unprecedented array of challenges: the S&P 500 index fell by 38.5 per cent (compared to a 3.5 per cent increase in 2007); governmental interest rates fell to historic lows; and global markets experienced a significant increase in volatility, particularly during the last four months of the year.  In addition, credit markets seized and global credit spreads widened to historic levels. As a result of these conditions, many financial service businesses sought to raise new capital in order to maintain their solvency.

These factors caused uncertainty in the market, as consumers and producers tried to anticipate future equity movements and questioned the financial stability of product providers. At the same time, however, increasing credit spreads and falling equity markets created favourable market conditions for the sale of fixed annuities. These developments provided a competitive advantage to companies able to participate in both the variable and fixed annuity spaces.

Initiatives in 2008

Distribution

The success in the marketplace of Prudential’s US business, Jackson, continues to be driven by our industry-leading distribution organisation and product innovation, coupled with our sound evaluation of product economics. Our long-term goals for Jackson include the continued and profitable expansion of our share of the US annuities and retail asset management markets, which we plan to achieve by building on our advantaged position in the advice-based distribution channels. Ongoing profitable growth in Jackson’s share of the US annuities market largely depends on the continued enhancement and expansion of our existing product offering, increased penetration of existing distribution channels and entry into new distribution channels, as well as opportunistic inorganic growth.

Innovation

Innovation in product design and speed to market continue to be key drivers of Jackson’s competitiveness in the variable annuity market. High-quality and cost-effective technology,  has allowed Jackson to offer a comprehensive product portfolio that can be customised to meet the needs of individual customers. We offer products on an unbundled basis, enabling customers to select those benefits that meet their unique financial requirements and to pay only for those benefits they truly desire. In our view, leveraging this advantage is a more sustainable long-term strategy than competing on price - Jackson will not sacrifice product economics for a short-term increase in market share.

In 2008, Jackson maintained its track record of continued product innovation by enhancing our variable annuity offering with the addition of three new guaranteed minimum withdrawal benefits (GMWB) and eight new portfolio investment options. We also introduced two fixed annuity products designed specifically for the bank channel, and a fixed index annuity that offers a choice between two market indexes and two contract lengths.

Customer Service

Inevitably, the difficult market conditions in 2008 resulted in higher call volume to our service centres. Despite this increased workload, we once again demonstrated the ability to service investors’ and advisers’ needs accurately and efficiently, by earning recognition as a World Class service provider in the Service Quality Measurement Group’s (SQM) latest benchmarking study of North American service centres. Historically, only 5 per cent of service centres receive World Class designation, but 2008 marked the fourth year that Jackson has achieved World Class status. We also earned SQM’s ‘Highest Customer Satisfaction by Industry’ award for having the highest rate of customer satisfaction in the financial services industry.

In 2008, the FRC Adviser Insight Series on Marketing Effectiveness found that Jackson was rated as number one in ‘Sales Support Satisfaction’, and was the only VA provider rated in the top 10 for ‘Overall Satisfaction’ among advisers.

Financial performance

Jackson delivered record total APE sales of £716 million in 2008, representing a seven per cent increase over 2007, during a year when the industry faced numerous challenges. While admittedly aided by exchange rate movements during the year, APE retail sales in 2008 were £596 million, the highest level in the company’s history. This achievement continues to demonstrate the resilience of Jackson’s business model and the importance of diversification within our product portfolio.

Variable annuity APE sales of £349 million in 2008 were down 23 per cent from 2007, reflecting continued volatility in US equity markets and intense price competition. Throughout the year, we maintained our disciplined approach to the pricing of our variable annuities. In the first three quarters of 2008, we ranked fourth in variable annuity net flows in the US, and experienced a very low level of outflows as a proportion of inflows compared to the rest of the industry.  During the fourth quarter, Jackson’s quarterly VA sales declined by 6 per cent from the third quarter (at CER) due to the severe equity market disruption, compared to an industry decline of 12 per cent.

Fixed annuity APE sales of £172 million were up 202 per cent over 2007, reflecting our ability to meet changing customer demands through the company’s diversified product portfolio. We ranked sixth in sales of traditional deferred fixed annuities during the first three quarters of 2008, with a market share of five per cent, up from tenth as at year-end 2007.

Fixed index annuity (FIA) APE sales of £50 million in 2008 were up 11 per cent over 2007. In late 2007, we introduced a new FIA product for the independent broker-dealer channel and, in April 2008, launched a new FIA for the bank channel. Our new FIA products have been very well received by advisers and helped drive the year-on-year increase in FIA sales.

Our retail annuity net flows increased by six per cent, reflecting continued low levels of surrender activity.

Institutional APE sales of £120 million in 2008 were up 28 per cent on 2007, as we continued to participate in this market on an opportunistic basis.

EEV basis new business profits of £293 million were three per cent higher than in 2007, reflecting a seven per cent increase in APE sales, offset to some extent by a shift in the mix of business away from variable annuities. Total new business margin was 41 per cent, slightly below the 42 per cent achieved in 2007.

The variable annuity new business margin increased from 42 per cent in 2007 to 43 per cent in 2008, with the negative impact of reduced 10-year Treasury rates on expected return and the risk discount rate being offset by the effect of a number of positive operating changes.

The fixed index annuity new business margin increased from 26 per cent in 2007 to 53 per cent in 2008, primarily as a result of an increased spread assumption and changes in economic assumptions. The spread assumptions increased from 190 basis points for 2007 issues to 220 basis points for 2008 issues, with an associated risk margin of 17 per cent. The FIA margin increased by nine per cent as a result of the 180 basis point reduction in the risk discount rate and the combined impact of declining interest rates and widening spreads in 2008.

The fixed annuity new business margin increased from 28 per cent to 37 per cent, primarily as a result of a decrease in the risk discount rate, partially offset by our refinement of assumptions about policyholder behaviour.

The new business margin on institutional business declined from 58 per cent in 2007 to 26 per cent in 2008, due to the combined effects of shorter average maturity and a lower discount rate.

Total EEV basis operating profit for the long-term business in 2008 was £586 million, compared to £627 million in 2007. In-force EEV profits of £293 million were 14 per cent below the 2007 profit of £342 million. Experience variances were £40 million lower in 2008 at AER, due primarily to a smaller spread variance.

IFRS operating profit for the long-term business was £406 million in 2008, down by nine per cent from £444 million in 2007. This decline was primarily due to accelerated DAC amortisation in the declining equity market, which was partially offset by equity hedging gains.

The aggregate IRR in new business at 18 per cent declined slightly due to a shift in product mix with variable annuities accounting for 50 per cent of total sales in 2008 against 70 per cent in 2007.

At 31 December 2008, Jackson had more than £52 billion in US GAAP assets, including £15 billion in separate account assets. Through the first eight months of 2008, our separate account assets were an average of £112 million higher than during the same period of 2007, reflecting continued sales and limited fund value losses.  As a result, our earnings from fee-based products increased during 2008.

Jackson recorded impairment write-downs and credit related losses of £624 million in 2008. Gross unrealised losses moved from £439 million at 31 December 2007 to £3,178 million at 31 December 2008.

United Kingdom

	AER4/8			CER4/8
	2008	2007	Change	2007	Change
United Kingdom	£m	£m	%	£m	%
APE sales	947	910	4%	910	4%
NBP	273	277	(1%)	277	(1%)
NBP margin (% APE)	29%	30%		30%
NBP margin (% PVNBP)	3.4%	3.6%		3.6%
Total EEV basis operating profit*	1,081	859	26%	859	26%
Total IFRS operating profit*	589	528	12%	528	12%
*Based on longer-term investment returns.

Prudential UK continues to focus on realising value from the opportunities created by rapid growth in the need for retirement solutions. Our UK business targets and competes in selected areas of the UK pre and in-retirement markets, and during 2008 it demonstrated considerable resilience and discipline in a very challenging environment. We remain confident about the long-term growth prospects for the UK retirement market.

In 2008, Prudential UK performed strongly against a challenging background of volatile capital and equity markets, a declining housing market, and widespread economic uncertainty. In this environment and with ABI data showing a market decline in retail sales of 10 per cent during the year, our achievement in growing retail sales by 10 per cent was a particularly strong performance.

The UK is characterised by an ageing population and the concentration of wealth in the mass affluent and high net worth sectors - a combination that positions the retirement and near-retirement segment as the fastest-growing in the marketplace. Low savings rates and high levels of consumer debt, coupled with an increasing shift in responsibility for providing retirement income away from Government and employers towards individuals, have resulted in individuals in the UK being inadequately provided for during increasingly long periods of retirement.

Prudential UK has a unique combination of competitive advantages including its longevity experience, multi-asset investment capabilities, brand and financial strength. These put us in a strong position to pursue a value driven strategy that generates attractive returns across our Retail and Wholesale businesses.

Prudential UK has a significant pipeline of internal vestings annuity business from maturing individual and corporate pension policies, which is expected to remain at least at the current level until 2025. It is the largest annuity provider in the UK market, with approximately 1.5 million annuities in payment. Looking forward, the UK annuities market is expected to grow in the near-term, and we expect to maintain a significant share of this market.

Prudential UK’s with-profits business performed particularly strongly during 2008. With-profits, when invested in an actively managed, and financially strong fund like Prudential’s, continues to be an attractive medium to long-term investment, offering annualised returns  which compare favourably with other investment options. Our UK with-profits fund has delivered investment returns of 67.2 per cent over ten years compared with the FTSE All-share index (total return) of 12.4 per cent over the same period.

In Wholesale, Prudential UK’s aim is to participate selectively in bulk and back book buyouts, where we are able to win business based on our financial strength, superior track record and annuitant mortality risk assessment capabilities. In the UK wholesale bulk and insurer back-book market, we are maintaining a strict focus on value, and will only participate in transactions that meet our return on capital requirements based on our view of future longevity improvements. There continues to be a significant pipeline of potential wholesale deals but competition remains intense with a number of market participants competing for business.

Within corporate pensions, we will continue to look for growth from our existing DC schemes, refresh our contract-based DC proposition, and build our presence through new scheme wins.

Prudential UK remains on track to deliver £195 million of cost savings by the end of 2010.  As announced in Prudential’s 2007 full-year results, the first phase of our UK cost reduction programme delivered savings of £115 million per annum. The agreement with Capita, under which Prudential UK outsourced a large proportion of its in-force and new business policy administration, commenced in April 2008 and will ultimately deliver £60 million per annum of savings.

Initiatives in 2008

Maintaining leadership position in individual annuities

Prudential UK’s strong internal annuity pipeline is supplemented by strategic partnerships with third parties, where we are the recommended annuity provider for customers vesting their pensions at retirement.

In the key area of with-profits annuities, we can bring our core manufacturing strengths to bear while also capitalising on people’s need for protection from inflation through increasingly long periods of retirement. We have been operating in the UK with-profits annuity market since 1991 and are now the market leader with a market share of over 85 per cent.

In the second half of 2008, Prudential UK introduced lifestyle rating using postcodes for pricing non-profit individual annuities. The introduction of lifestyle pricing allows us to price in a manner more reflective of risks associated with the business we are writing.

In the final quarter of 2008, Prudential UK - working in conjunction with Hannover Re -  launched an enhanced annuity, for which the longevity risk is shared, and which uses Hannover Re’s efficient market underwriting model. The current market for enhanced annuities is estimated to exceed £1 billion.

Given the UK’s compulsory annuitisation age of 75, an increasingly sophisticated consumer population, and the rising incidence of second careers and semi-retirement as a result of increasing longevity, the market has seen good growth in the ‘bridge’ between pensions and annuities through income drawdown products. We launched our new income drawdown product in late 2007 and achieved sales of £8 million APE in 2008 compared to £3 million in the previous year. This product helps customers manage their pension through the various stages of retirement, and also offers flexibility while providing potential for capital growth.

Building share of the equity release market

Prudential UK entered the equity release market three years ago, and grew its share of this market to 23 per cent by the end of 2008. Investing in property has been an increasingly important component for many people saving for their retirement. With around £700 billion owned by pensioners in property in the UK, pensioners can consider options such as equity release to help deliver an adequate income in retirement. This is likely to become increasingly important as people live longer and the cost of living continues to rise. In an environment of falling house prices and the associated risk of negative equity, we reduced our maximum  loan-to-value ratio, which impacted sales in the latter part of 2008. We will continue to maintain a disciplined approach to lending in this market.

Growing the volume of products that use Prudential’s multi-asset management expertise

Prudential UK’s total retail with-profits business has performed very strongly across a range of products. The strong sales growth for with-profits bonds reflects the strength of our with-profits offering and an increasing demand for this type of product as consumers increasingly look to protect themselves from market downturns, especially in an actively managed, well-run and financially strong fund.

Sales of PruFund, Prudential UK’s unitised and smoothed investment plan, were particularly strong during the year. Since October 2008 PruFund has been available across Prudential UK’s range of tax wrappers, including individual pensions, income drawdown and onshore and offshore bonds. We also launched the new PruSelect range of unit-linked funds across our UK pensions and investments products, more than doubling the number of funds available.

The sales growth across Prudential UK’s with-profits range has been achieved on the back of sustained strong investment performance in its Life Fund over a number of years, reflecting the benefits of its diversified investment policy. We believe this market will continue to see further growth as investors turn to trusted and financially strong brands and products offering an element of capital protection.

Growing other income streams

The PruHealth joint venture uses the Prudential brand and Discovery’s expertise to build branded distribution in private healthcare. Since its launch, PruHealth has established itself in the marketplace, and it now has 187,000 lives insured. The focus for PruHealth going into 2009 is to continue to increase sales volumes, grow the in-force book and manage its loss ratio.

PruProtect, which was launched in the third quarter of 2007, follows the success of PruHealth by applying the Vitality points system. PruProtect’s product is focused around a core philosophy of helping people become healthier while protecting and improving the quality of their lives.

Strengthening relationships with intermediaries

Prudential UK’s intermediaries distribution channel saw significant growth in 2008. The business increased its field sales-force with an additional 10 regional sales units, and the focus is to continue developing deeper and better relationships with key accounts and through partnership arrangements. We have been successful in gaining over 40 new panel positions in 2008, meaning that our products are now more widely available to intermediaries than before. In addition, PruFund is now panelled across almost all the major UK retail banks.

Maintaining strict focus on value in the bulk annuity and back-book markets

Prudential UK maintained its strict focus on value in the bulk annuity and back-book markets in 2008, completing transactions totalling APE £142 million. These included the bulk annuity buy-in agreements with Goldman Sachs for the reinsurance of APE £30 million of Rothesay Life’s non-profit annuity business and with the Trustee of the Cable & Wireless Superannuation Fund for the reinsurance of APE £106 million of liabilities relating to the scheme’s pensioners in payment.  The latter represented the largest ever bulk annuity buy-in deal in the UK and the biggest bulk annuity deal to be announced in 2008, demonstrating our ability to complete complex and innovative transactions.

In the Wholesale market, we are maintaining a strict focus on value and will only participate in transactions that meet our return on capital requirements.

Cost management

Prudential UK has continued to make good progress against its cost reduction plans. As announced in Prudential’s 2007 full-year results, the first phase of our UK cost reduction programme delivered savings of £115 million per annum. The agreement with Capita, which commenced in April 2008, will ultimately deliver a further £60 million per annum of savings and will enable our UK business to achieve its total cost savings target of £195 million by the end of 2010.

The Capita contract also provides a significant reduction in long-term expense risk, by providing Prudential UK with certainty on per-policy costs as the number of policies in the mature life and pensions book decreases over the coming years.

Over time, the Capita contract will result in the migration of approximately seven million in-force policies from a number of Prudential legacy IT systems to two Capita proprietary platforms, significantly enhancing operational performance.

Financial performance

In an environment of unprecedented volatility in capital and equity markets, a declining housing market and general economic uncertainty, Prudential UK performed strongly in 2008.

Our total UK APE sales of £947 million represented a rise of four per cent on 2007. Retail sales of £803 million were 10 per cent higher than 2007. Individual annuity and corporate pension sales were substantial and in line with 2007, despite volatile market conditions. Sales growth was driven by strong growth in with-profits bonds supplemented by growth in lifetime mortgages, offshore products and PruHealth.

There was a slight decrease in EEV new business profits to £273 million in 2008 from £277 million in 2007, reflecting a decline in new business margin to 29 per cent from 30 per cent. The lower new business margin largely reflects allowances for higher credit risk on individual annuity business, and a lower level of wholesale bulk annuity and insurer back book sales in 2008. New business profits relating to the Retail business increased slightly to £226 million from £223 million.

Our UK business maintained its strict focus on value in the wholesale bulk annuity and insurer back book markets in 2008, with new business profits of £46 million in 2008, reflecting a margin of 32 per cent and a 14 per cent IRR.

EEV basis total operating profit based on longer-term investment returns of £1,081 million, before restructuring costs of £14 million, were up 26 per cent on 2007. The 2008 in-force year operating result includes £569 million relating to the unwind of discount to the value of in-force business, the release of £80 million of provisions not now required, and a £118 million benefit from rebalancing assets, including lifetime mortgage assets, that support the shareholder backed annuity portfolio.

In 2002 Prudential UK transferred its general insurance business to Churchill. We receive a commission payment for Prudential-branded general insurance products, and in 2008 this arrangement resulted in a net payment to Prudential of £44 million.

Prudential UK continues to manage actively the retention of the in-force book. During 2008, persistency experience at an aggregate level has been in line with our long-term assumptions.

IFRS total operating profit before restructuring costs increased by 12 per cent to £589 million. This reflected profits attributable to the with-profits business of £395 million and 15 per cent growth from the long-term shareholder backed business. For shareholder-backed annuity business, the operating profit includes a charge of £413 million for strengthening the allowance for credit defaults. Partially offsetting this is £390 million for the impact of rebalancing the credit portfolio, also in the shareholder annuity fund. At the start of 2008 the portfolio was overweight in gilts with an average rating of AA versus a benchmark of A. The rebalancing has led to the fund now having an average rating of A+ thereby remaining ahead of benchmark. IFRS profit for General Insurance commission increased to £44 million as cash now begins to emerge following the 2002 sale of the business to Churchill. We expect General Insurance commission to continue to emerge around this level in the near-term.

Prudential UK writes with-profits annuity, with-profits bond and with-profits corporate pensions business in its life fund, with other products backed by shareholder capital. The weighted average post-tax IRR on the shareholder capital allocated to new business growth in the UK was 14 per cent.

Asset Management

Global

The Prudential Group's asset management operations add value to our various insurance businesses by delivering sustained out-performance for our life and pension funds. They are also important profit generators in their own right, having low capital requirements and generating significant cash flow for the Group.

Our asset management businesses are well-placed to capitalise on their leading market positions and strong track records in investment performance. These advantages enable us to deliver positive net flows and profit growth, as well as strategically diversifying the Group's investment propositions in retail financial services (RFS) markets worldwide. The fact that these markets are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms also plays to our strengths.

Prudential’s various asset management businesses operate using different models and under different brands, all tailored to their particular markets and unique strengths. However, they continue to work together by managing money for each other with clear regional specialisation, distributing each others' products, and sharing vital knowledge and expertise in areas such as credit research.

Each business and its performance in 2008 is summarised below.

M&G

M&G is comprised of the M&G asset management business and Prudential Capital.

	AER[4]			CER[4]
	2008	2007	Change	2007	Change
M&G	£m	£m	%	£m	%
Net investment flows	3,407	4,958	(31%)	4,958	(31%)
Revenue	455	482	(6%)	482	(6%)
Other income	25	30	(17%)	30	(17%)
Staff Costs	(184)	(224)	18%	(224)	18%
Other Costs	(111)	(113)	2%	(113)	2%
Underlying profit before Performance-related Fees	185	175	6%	175	6%
Performance-related fees	43	28	54%	28	54%
Operating profit from asset management operations	228	203	12%	203	12%
Operating profit from Prudential Capital	58	51	14%	51	14%
Total IFRS operating profit	286	254	13%	254	13%

M&G’s asset management business

M&G is our UK and European fund manager, responsible for £141 billion of investments as at 31 December 2008 on behalf of both internal and external clients.

M&G is an investment-led business which aims to deliver superior investment performance and maximise risk-adjusted returns in a variety of macro-economic environments. Through M&G we seek to add value to our Group by generating attractive returns on internal funds as well as growing profits from the management of third party assets. Such external funds now represent a third of M&G’s total funds under management (FUM).

Our overall strategy at M&G is to focus first and foremost on investment performance, by recruiting, developing and retaining market-leading investment talent, and by providing the environment and infrastructure this talent needs to perform to its full potential.

In the retail market, our strategy is to maximise the value of our centralised investment function through a multi-channel, multi-geography distribution approach. Key themes in recent years have included the growing proportion of business sourced from intermediated channels and the growth of cross-border products. Our diverse product portfolio has proved its worth during  the recent turmoil as, for example, bond funds have become more popular than equity based products.

M&G’s institutional strategy centres on leveraging capabilities developed primarily for internal funds into higher margin external business opportunities. In recent years this has allowed us to operate at the forefront of a number of specialist fixed income strategies, including leveraged finance and infrastructure investment. The recent chaos in capital markets has resulted in a renewed focus on more traditional credit and equity mandates, again drawing on our core research and investment expertise.

Initiatives in 2008

The global financial crisis has had a negative impact on asset values across classes and geographies. At M&G, this has a direct impact on our FUM as well as important consequences for new business sales and existing client persistency. In this challenging environment investment performance is more critical than ever, further illustrating the value of our core strategy.

In the three years to December 2008, 35 per cent of M&G’s retail funds delivered top-quartile investment performance.

In Europe, the asset management industry has seen net outflows of €334 billion in 2008, while the IMA reported £2.1 billion of net outflows from UK asset managers across Retail and Institutional funds.

Against this background M&G performed extremely well in 2008, with record gross inflows from external customers of £16.2 billion, up from £14.7 billion in 2007.  Higher redemption rates resulted in somewhat lower net inflows of £3.4 billion, compared to £4.9 billion in 2007 and £6.1 billion in 2006, which was M&G’s record year to date.

Our strategy of maximising diversity across the business proved its worth in 2008, as demonstrated by increased net inflows to retail bond funds of £1.4 billion, up from £0.2 billion in 2007. These helped to offset a decline in equity fund net inflows, which fell to £0.7 billion, down from £1.7 billion in 2007.

M&G’s net retail inflows in the UK were up 62 per cent on 2007 at £1.9 billion, while the more challenging European market resulted in net flows of zero, compared to £0.8 billion of inflow in 2007. A significant achievement for our retail distribution team has been the development of the discretionary manager channel (including stockbrokers, family offices and fund of funds managers), with net sales of £0.7 billion in 2008, up from £0.4 billion in 2007.

Among M&G’s institutional businesses, a difficult year for our Macro Investment Business (net outflows of £0.9 billion) was more than offset by strong net inflows of £0.3 billion to our infrastructure fund and £0.8 billion to segregated equity funds.  Our high quality of client servicing and diverse product offering enabled us to maintain positive inflows of £1.3 billion during a period that saw net institutional outflows for asset managers of £6.3 billion according to the IMA.

A key cost management initiative in 2008 was the outsourcing of M&G Retail’s direct customer servicing. As well as generating immediate annual savings of around £3 million, this will allow us to move from a fixed to a variable cost base for this channel.

Financial performance

In the face of a very challenging economic environment, M&G recorded record profits in 2008, with an operating result of £228 million, up from £203 million in 2007. This means our profit has grown by 21 per cent compounded annually since 2004. Our underlying profit growth, which excludes volatile performance related fees (PRFs) and carried interest earned on private equity investments, has grown by 23 per cent compounded annually over the same period to reach £185 million in 2008, up from £175 million in 2007.

In 2008 M&G benefited from - and continued to promote - greater diversity in terms of profit- generating activities and our profitability is well spread across internal (30 per cent), retail  (47 per cent) and institutional markets (23 per cent).

We achieved net investment inflows for the year in both the retail (£2.1 billion, down from £2.7 billion in 2007) and institutional (£1.3 billion, down from £2.2 billion in 2007) markets, while our overall external FUM was negatively impacted by falls in the value of underlying assets.

M&G’s total FUM at the end of 2008 was £141 billion, down 15 per cent from the start of the year.

During 2008, M&G continued to focus on effective cost management to limit the impact of falling FUM on bottom-line results. Our overall overhead costs fell 16 per cent in 2008. However it is important to note that this partially reflects a one-off reduction in long term incentive costs.

Our cost/income ratio was 60 per cent in 2008, down from 66 per cent in 2007, having improved from 75 per cent in 2004.

M&G continues to provide capital efficient profits and cash generation for the Prudential Group, as well as strong investment returns on our long-term business funds.  Return on capital of 91 per cent and cash remittances of £106 million in 2008 provided strong support for the Group’s corporate objectives.

Prudential Capital

Prudential Capital — re-branded from Prudential Finance in 2007 — manages Prudential’s balance sheet for profit by leveraging Prudential’s market position. This business has three strategic objectives: to operate a first-class wholesale and capital markets interface; to realise profitable proprietary opportunities within a tightly-controlled risk framework; and to provide professional treasury services to Prudential. Prudential Capital generates revenue by structuring transactions, providing bridging finance, and operating a securities lending and cash management business for our Group and its clients.

The business has continued to grow in terms of investment, infrastructure and personnel in a controlled way, while maintaining the dynamism and flexibility necessary to identify and realise opportunities for profit. Prudential Capital is committed to working more closely with other business units across the Group to exploit opportunities and improve value creation for Prudential as a whole. At Prudential Capital, we are also taking a more holistic view on hedging strategy, liquidity and capital management for the Group.

Prudential Capital has a diversified earnings base derived from bridging, structured finance and wholesale markets. We delivered a good financial result from this business in 2008, driven by increased investment activity and a strong securities lending performance. As a result of increased revenue and maintaining a low cost/income ratio, operating profits increased by 14 per cent to £58 million, resulting in a cash remittance to the holding company of £61 million.

Asia

	AER[4]			CER[4]
	2008	2007	Change	2007	Change
Asia	£m	£m	%	£m	%
Net investment flows	855	2,961	(71%)	3,455	(75%)
Total IFRS operating profit*	52	72	(28%)	78	(33%)

*Based on longer-term investment returns.

In order to capitalise on the exciting and sizeable opportunities in Asia’s retail financial services market, Prudential’s Asian asset management business maintained its focus in 2008 on building a strong third-party customer retail franchise. Prudential now has retail operations in 10 Asian markets and its growth strategy is targeted at meeting specific market needs. The customer proposition is driven by Prudential’s strong investment capabilities that enable it to develop innovative product suites, and distribute them through diverse channels including regional banks, local banks, private banks, and securities houses and an internal sales force. Over the last ten years, Prudential has become one of the largest and most successful domestic asset management companies in the region.

In addition to retail funds, Prudential's Asian asset management business manages funds for Prudential’s Asian and UK Life businesses.  It further supports the Asian Life Business with the design of funds for investment linked products. Prudential is also growing its third party institutional and pension fund management business.

Initiatives in 2008

In Taiwan, PCA Securities Investment Trust successfully introduced the PCA Green Solution Fund, the third-largest IPO launched in the country. On the institutional client front, we secured a domestic equity mandate from Taiwan’s New Labour Pension Fund, for £63 million (TWD 3 billion) of assets. Similarly, in China, the Triple Benefit Bond Fund and Blue Chip Equity Fund launched in 2008 by, CITIC-Prudential Fund Management Company Limited, raised over £253 million despite the bearish market conditions. In Korea, the focus on providing innovative variable annuities, variable unit linked and corporate pension products to third-party insurance institutions succeeded in building a more persistent customer base. The Japanese business is now the largest India funds provider in Japan, following the successful launch of the fourth India-themed fund (India Consumer Fund). Additionally, the Employees Provident Fund Organisation in India approved ICICI-Prudential Fund Management as one of the three private sector asset management companies to manage incremental flows into its fund.

Prudential continues to explore opportunities in Islamic funds, and the UAE it signed a Memorandum of Understanding to expand marketing co-operation and distribution of Shariah funds in Malaysia and the Middle East. Prudential’s property fund management business PRUPIM, delivered solid performance that included raising £97 million for a new Fund Vietnam Property Fund launched in 2008.

Financial Performance

Prudential’s Asian asset management business’s total FUM as at 31 December 2008 was £36.8 billion. This included £4.9 billion of assets from the Group, £16.7 billion from Prudential Corporation Asia’s life funds, and £15.2 billion from third-party customers. Compared to 2007, the overall FUM dropped by 27 per cent at CER, primarily as a result of negative market movements. In comparison, the MSCI Asia ex-Japan Index fell by 52 per cent in 2008.

Despite volatile market conditions, our net inflows remained positive at £0.86 billion, led by the good performance in Taiwan and Japan. Of the £0.86 billion in net inflows, 66 per cent was from Equity/Bond funds and 34 per cent from Money Market Funds.

IFRS profit from fund management was £52 million, a fall of 28 per cent, driven by  decreasing funds under management and performance related fees as a result of the current market situation.

The asset management business requires very little capital to support its growth, and in 2008 it remitted a net £36 million to the Group.

United States

US Asset Management

	AER[4]			CER[4]
	2008	2007	Change	2007	Change
PPM America	£m	£m	%	£m	%
Total IFRS operating profit*	2	4	(50%)	4	(54%)

*Based on longer-term investment returns.

PPM America (PPMA) manages assets for Prudential’s US, UK and Asian affiliates.  We also provide other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds. At PPMA, our strategy is focused on managing existing assets effectively, maximising the benefits gleaned from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Prudential Group.  We also pursue third-party mandates on an opportunistic basis.

 Financial performance

IFRS operating profit in 2008 was £2 million, down from £4 million in 2007, primarily due to lower investment income and performance-related fees.

Year-end 2008 funds under management of £46 billion were as follows:

PPMA funds under management £bn

	Asia	US	UK	Total
Insurance	0	30	11	41
Unitised	3	0	1	4
Institutional	0	0	0	0
CDOs	0	1	0	1
Total	3	31	12	46

 US Broker dealer

	AER[4]			CER[4]
	2008	2007	Change	2007	Change
Broker dealer	£m	£m	%	£m	%
Revenue	328	300	9%	324	1%
Costs	(320)	(291)	10%	(315)	2%
Total IFRS operating profit*	8	9	(11%)	9	(11%)

*Based on longer-term investment returns.

National Planning Holdings (NPH) is Jackson’s affiliated independent broker-dealer network. The business is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments.

We continue to grow NPH’s business through strong recruiting efforts. By utilising our high-quality, state-of-the-art technology, we provide NPH’s advisers with the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, as well as receive valuable insights into the needs of financial advisers and their clients.

Financial performance

NPH generated record revenues of £328 million during the year, up from £300 million in 2007, on gross 2008 product sales of £8 billion. Our network continues to experience profitable results, with 2008 IFRS operating profit of £8 million, an 11 per cent decrease at AER from £9 million in 2007. We also increased the number of registered advisers in our network to approximately 3,165 at the end of 2008.

Curian

	AER[4]			CER[4]
	2008	2007	Change	2007	Change
Curian	£m	£m	%	£m	%
Gross investment flows	591	663	(11%)	717	(18%)
Revenue	24	20	20%	22	9%
Costs	(27)	(25)	8%	(27)	(0%)
Total IFRS operating profit*	(3)	(5)	(35%)	(5)	(40%)
*Based on longer-term investment returns.

Curian Capital, Jackson’s registered investment advisor, provides innovative fee-based separately-managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson’s access to advisers while also providing a complement to Jackson’s core annuity product lines.

Financial performance

Curian’s results during 2008 improved, despite the significant impact of falling equity markets on its assets under management. Our effective management of costs and an eight per cent increase in average assets under management contributed to this result. At the end of 2008, we had total assets under management of £1.8 billion, compared to £1.7 billion at the end of 2007 (£2.4 billion at CER). We generated deposits of £591 million in 2008, down 11 per cent on 2007. The decline in both deposits and assets under management at CER were mainly due to difficult conditions in the equity markets, with the S&P 500 index falling 38.5 per cent during 2008.

OTHER CORPORATE INFORMATION

Financial instruments

Our Group is exposed to financial risk through our financial assets, financial liabilities, and policyholder liabilities. The key financial risk factors that affect us include market risk, credit risk and liquidity risk. Information on our Group’s exposure to financial risk factors, and our financial risk management objectives and policies, is provided both in the Risk and Capital Management section of this Business Review and the financial statements.

Further information on the sensitivity of our Group's financial instruments to market risk and our use of derivatives is also provided in the financial statements.

Treasury policy

The Group operates a central treasury function, which has overall responsibility for managing our capital funding programme as well as our central cash and liquidity positions.

The aim of our capital funding programme, which includes the £5,000 million MTN programme together with the unlimited commercial paper programme, is to maintain a strong and flexible funding capacity.

Prudential UK and Prudential Corporation Asia use derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Jackson uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under fixed index policies.

It is Prudential’s policy that derivatives are only used to hedge exposures or facilitate efficient portfolio management.

Amounts at risk are covered by cash or by corresponding assets.

Due to the geographical diversity of our businesses, we are subject to the risk of exchange rate fluctuations. Our international operations in the US and Asia generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon conversion of results into pounds sterling. The currency exposure relating to the conversion of reported earnings is not separately managed, as it is not in the economic interests of the Group to do so. The impact of gains or losses on currency conversions is recorded as a component of shareholders’ funds within the statement of recognised income and expense. The impact of exchange rate fluctuations in 2008 is discussed elsewhere in this financial review.

Unallocated surplus of with-profits

During 2008, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group’s with-profits funds on a statutory basis, decreased from £14.0 billion at 1 January to £8.4 billion at 31 December.

Inherited estate of Prudential Assurance

The assets of the with-profits sub-fund (WPSF) within the long-term fund of The Prudential Assurance Company Limited (PAC) are comprised of the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the WPSF is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the WPSF is called the ‘inherited estate’ and has accumulated over many years from various sources.

The inherited estate, as working capital, enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

Our overriding priority is to maintain the long-term financial security of the WPSF and to continue delivering strong performance for the benefit of its policyholders.

Defined benefit pension schemes

The Group operates four defined benefit schemes, three in the UK, of which by far the largest is the Prudential Staff Pension Scheme (PSPS), and a small scheme in Taiwan. The level of surplus or deficit of assets over liabilities for defined benefit schemes is currently measured in three ways: the actuarial valuation, FRS 17 (for parent company and subsidiary accounting in the UK), and IAS 19 for the Group financial statements.

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2005 and this valuation demonstrated PSPS to be 94 per cent funded, with a shortfall of  actuarially determined assets to liabilities of six per cent, representing a deficit  of £243 million.

As a result, changes were made to the basis of funding for PSPS with effect from that date. Deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period have been and are being made. Following these changes, total contributions to PSPS for deficit funding and employer’s contributions for ongoing service for current employees were expected to be of the order of £70-75 million per annum, subject to a reassessment when the subsequent valuation is completed.

In 2008 our total contributions for the year including expenses and augmentations were £79 million. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC life fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for the ongoing service of current employees are apportioned in the ratio relevant to current activity. The PSPS valuation as at 5 April 2008 is currently being finalised.

In 2008, the Group adopted IFRIC 14, ‘IAS 19-The Limit on a Defined Benefit Asset, Minimum Finding Requirements and their Interaction’ (IFRIC 14). IFRIC 14 provides guidance on the recognition of IAS 19 surpluses in, and funding obligations for, defined benefit pension schemes. As a result of the adoption of IFRIC 14, in respect of the position at 31 December 2008, the Group has not recognised its interest in the underlying PSPS pension surplus of £615 million net of related tax relief, reflecting the difference between the market value of the scheme assets and the discounted value of the liabilities, which would have otherwise been recognised as an asset on its balance sheet under the previous policy. In addition, the Group has recognised a provision for deficit funding to 5 April 2010 of £55 million net of related tax relief in respect of PSPS. The underlying assets and liabilities of PSPS are unaffected by the adoption of IFRIC 14.

As at 31 December 2008, after the effect of the adoption of IFRIC 14, the shareholders’ share of the pension liability for PSPS’ deficit funding obligation and the other schemes’ deficits amounted to a £61 million liability net of related tax relief. The total share attributable to the PAC with-profits fund amounted to a liability of £60 million net of related tax relief in respect of the PAC with-profits fund’s share of the liability for deficit funding to 5 April 2010 on PSPS and the deficit on the smaller Scottish Amicable scheme.

Products and drivers of insurance operations’ profits

Asia

The life insurance products offered by Prudential Corporation Asia include with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. To supplement our core life products we also offer health, disablement, critical illness and accident cover.

The primary focus in Asia is regular premium products that provide both savings and protection benefits.

In 2008, the new business profit mix in our Asian insurance business was derived 50 per cent from accident and health products, 40 per cent from unit-linked and 10 per cent from non-linked.

Unit-linked products combine savings with protection, with the cash value of the policy depending on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Accident and health products provide mortality or morbidity benefits and include health, disablement, critical illness and accident cover. These products are commonly offered as supplements to main life policies, but can also be sold separately.

Policyholder and insurer share the profits from participating policies (typically in a 90:10 ratio) in the same way as with-profits business in the UK. With unit-linked products, shareholders receive the profits arising from managing the policy, its investments and the insurance risk. Policyholders within the underlying unitised fund receive investment gains. The profits from accident and health and non-participating products come from any surplus remaining after paying policy benefits.

Unit-linked products tend to have higher profits on the EEV basis of reporting than traditional non-linked products, as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2008, we were offering unit-linked products in 11 of the 12 countries in Asia in which we operate, with the only exception being Thailand.

In addition to the life products described above, we offer mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam and China, thus enabling customers to participate in debt, equity and money market investments. We are also licensed in the United Arab Emirates. Prudential Corporation Asia earns a fee based on assets under management.

United States

Jackson’s product offerings include variable, fixed and fixed index annuities, as well as life insurance, retail mutual funds and institutional products.

Annuities
Annuity products are long-term individual retirement products, which offer tax-deferred accumulation on the funds invested until proceeds are withdrawn from the policy.

Interest-sensitive fixed annuities are used for asset accumulation in retirement planning and for providing income in retirement and offer flexible payout options. The contract holder pays us a premium, which is credited to the contract holder’s account. Periodically, interest is credited to the contract holder’s account and administrative charges are deducted. We may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, we either pay the contract holder the amount in the contract holder account, or begin making payments to the contract holder in the form of an immediate annuity product – similar to a UK annuity in payment.

Fixed annuity policies are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Our profits on fixed annuities come primarily from the spread between the return we earn on investments and the interest credited to the contract holder’s account (net of any surrender charges or market value adjustment) less expenses. Our fixed annuities continue to be a profitable book of business, benefiting from favourable spread income in recent years. However, the continued low interest rate environment could have an impact on the fixed annuity portfolio as lower crediting rates could result in increased surrenders and lower sales as customers seek alternative investment opportunities. That said, if the recent equity market volatility has the effect of making customers more risk averse, they may view fixed annuities as an attractive alternative to variable annuities.

Fixed index annuities (formerly referred to as equity-indexed annuities) are similar to fixed annuities, in that the contract holder pays us a premium that is credited to the contract holder’s account, and also in that interest is periodically credited to the contract holder’s account and administrative charges deducted, as appropriate. We guarantee an annual minimum interest rate, although actual interest credited may be higher and is linked to an equity index over its indexed option period. Our profit comes from the investment income we earn and the fees charged on the contract, less the expenses incurred, which include the costs of the guarantees, and the interest credited to the contract. Fixed index annuities are subject to early surrender charges for the first five to twelve years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Fixed index annuities continue to be a profitable product, benefiting from favourable spread and the effective management of equity risk. The fixed index book provides natural offsetting equity exposure to the guarantees issued in conjunction with our variable annuity products, which allows for  efficient hedging of the net equity exposure.

Variable annuities are tax-advantaged, deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are also used for asset accumulation in retirement planning and to provide income in retirement. The contract holder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or guaranteed fixed-rate options. As with a unit-linked fund, the contract holder’s premiums allocated to the variable accounts are held separately from Jackson’s general account assets. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investments. Variable annuity policies are subject to early surrender charges for the first four to seven years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. We offer one variable annuity that has no surrender charges and we also offer a choice of guaranteed benefit options within our variable annuity product portfolio, which customers can elect and pay for. These options include the guaranteed minimum death benefit (GMDB), which guarantees that, upon death of the annuitant, the contract holder or beneficiary receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are three other types of guarantee: guaranteed minimum withdrawal benefits (GMWB), guaranteed minimum accumulation benefits (GMAB) and guaranteed minimum income benefits (GMIB).

GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder’s life without annuitisation. GMABs generally provide a guarantee for a return of a certain amount of principal after a specified period. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. The GMIB is reinsured.

As the investment return on the separate account assets is attributed directly to the contract holders, Jackson’s profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees. In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business cost effectively to manage our equity exposure.  We believe that the internal management of equity risk, coupled with the use of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure. Profits in the variable annuity book of business will continue to be subject to the impact of market movements both on sales and allocations to the variable accounts and the effects of the economic hedging program.  While we hedge our risk on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility. We continue to believe that, on a long-term economic basis, the equity exposure remains well managed.

Life insurance
Jackson also sells several types of life insurance including term life, universal life and variable universal life. Term life provides protection for a defined period of time and a benefit that is payable to a designated beneficiary upon the insured’s death. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a life insurance policy that combines death benefit protection and the important tax advantages of life insurance with the long-term growth potential of professionally managed investments. Our life insurance book has also delivered consistent profitability, driven primarily by positive mortality and persistency experience.

Institutional products
Our institutional products division markets institutional products such as traditional Guaranteed Investment Contracts (GICs), Funding Agreements and Medium Term Note (MTN) funding agreements. The institutional product offerings also include Jackson’s funding agreements issued to the Federal Home Loan Bank. We distribute our institutional products directly to investors, through investment banks, or through funding agreement brokers.

Mutual funds
During 2007, we launched a line of retail mutual funds as a complement to the broad product offering.  In January 2008, we added two new portfolios to our existing line-up of mutual funds. The Jackson Funds now offer seven distinct strategies, each designed to address the diversification and asset growth potential of investors as they navigate the retirement planning process.

United Kingdom

In common with other UK long-term insurance companies, Prudential UK’s products are structured as either with-profits (or participating) products, or non-participating products including annuities in payment and unit-linked products. Depending on the structure, the level of shareholders’ interest in the value of policies and the related profit or loss varies.

With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products).

Our primary with-profits sub-fund is part of PAC’s long-term fund. The return to shareholders on virtually all our with-profits products is in the form of a statutory transfer to PAC shareholders’ funds. This is analogous to a dividend from PAC’s long-term fund, and is dependent upon the bonuses credited or declared on policies in that year. In this context, there are two types of bonuses — ‘annual’ and ‘final’. Annual bonuses are declared once a year, and are determined as a prudent proportion of the long-term expected future investment return on the underlying assets. Once credited, annual bonuses are guaranteed in accordance with the terms of the particular product. In contrast, ‘final’ bonuses are only guaranteed until the next bonus declaration, and are primarily determined on the actual smoothed investment return achieved over the life of the policy. Prudential’s with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies, while our shareholders receive 10 per cent as a statutory transfer.

The defined charge participating sub-fund (DCPSF) forms part of the PAC long-term fund. It is comprised of the accumulated investment content of premiums paid in respect of the defined charge participating with-profits business issued in France, the defined charge participating with-profits business reassured into PAC from Prudential International Assurance plc and Canada Life (Europe) Assurance Ltd and includes the portfolio of with-profit annuity policies acquired from Equitable Life in 2007. All profits in this fund accrue to policyholders in the DCPSF.

The profits from almost all of our new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC’s long-term fund, or in various shareholder-owned direct or indirect subsidiaries. The most significant of these is Prudential Retirement Income Limited (PRIL), which also writes all new immediate annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC.

There is a substantial volume of in-force non-participating business in PAC’s with-profits sub-fund and that fund’s wholly owned subsidiary Prudential Annuities Limited (PAL), which is closed to new business. Profits from this business accrue to the with-profits sub-fund.

Description of EEV basis reporting

Prudential’s results are prepared on two accounting bases — the supplementary EEV basis, and the IFRS basis for the financial statements. Over the life of any given product, the total profit recognised will be the same under either the IFRS or the EEV basis. However, the two methods recognise the emergence of that profit in different ways, with profits emerging earlier under the EEV basis than under IFRS. This section explains how EEV differs from IFRS and why it is used.

In broad terms, IFRS profits for long-term business reflect the aggregate of statutory transfers from UK-style with-profits funds and profit on a traditional accounting basis for other long-term business. By their nature, the products sold by the life insurance industry are long-term, as insurance companies commit to service these products for many years into the future. The profit on these insurance sales is generated over this long-term period. In our view, the result under IFRS does not properly reflect the inherent value of these future profits, as it focuses instead on the amounts accruing to shareholders in the current year.

In May 2004 the CFO Forum, representing the Chief Financial Officers of 19 European insurers, published the European Embedded Value Principles, which were designed to promote transparent and consistent embedded value reporting. Key features of the principles are:

•
Inclusion of an explicit allowance for the impact of options and guarantees. This typically requires stochastic calculations, under which a large number of simulations are performed that provide a representation of the future behaviour of financial markets;

•
An active allowance for the combined impact of risk profile and encumbered capital in the selection of discount rates. This ensures that the risks to the emergence of shareholder cash flows are properly accounted for; and

•	Sufficient disclosure to enable informed investors to understand the key risks within the business and the basis of preparation of the results.

The EEV basis not only provides a good indication of the value being added by management in a given accounting period, but also demonstrates whether shareholder capital is being deployed to best effect. Indeed insurance companies in many countries use comparable bases of accounting for management purposes.

The EEV basis is a value-based method of reporting in that it reflects the change in value of the business over the accounting period. This value is called the shareholders’ funds on the EEV basis which, at a given point in time, is the value of future profits expected to arise from the current book of long-term insurance business plus the net worth of the company. In determining these expected profits, we make full allowance for the risks attached to their emergence and the associated cost of capital, and take into account recent experience in assessing likely future persistency, mortality and expenses.

The change in value is typically analysed into the following components:

•	the value added from new business sold during the year;
•	the change in value from existing business already in place at the start of the year;
•	short-term fluctuations in investment returns;
•	change in the time value of cost of options and guarantees and economic assumption changes;
•	other items (for example, profit from other Group operations, tax, foreign exchange, exceptional items); and
•	dividends.

The value added from new business — defined as the present value of the future profits arising from new business written in the year — is a key metric that we use in the management of our business. The change in value of business in force at the start of the year demonstrates how the existing book is being managed. Together, these metrics provide our management and shareholders with valuable information about the underlying development of our business and the success or otherwise of management actions.

EEV basis results are prepared by first of all setting ‘best estimate’ assumptions, by product, for all relevant factors including expenses, surrender levels and mortality. Economic assumptions as to future investment returns and inflation are generally based on market data. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows. The risk discount rate is determined by adding a risk margin to the appropriate risk free rate of return. The actual outcome may differ from that projected, in which case the effect will be reflected in the experience variances for that year.

The publication of the EEV Principles represented a significant step towards the harmonisation of embedded value reporting in Europe. However, even with these principles and the accompanying guidance, a divergence of approaches between companies has emerged in practice. In June 2008, in an effort to improve still further the consistency and transparency of embedded value reporting, the CFO Forum published the Market Consistent Embedded Value (MCEV) Principles. However, the MCEV Principles were designed during a period of relatively stable market conditions and their application could, in the current turbulent markets, lead to misleading results. The CFO Forum is therefore currently conducting a review of the impact of turbulent market conditions on the MCEV Principles, and the results of this review may lead to changes to the published MCEV Principles or the issuance of new guidance.

PRUDENTIAL PLC 2008 PRELIMINARY ANNOUNCEMENT

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

SUMMARY CONSOLIDATED INCOME STATEMENT
	2008 £m	2007 £m
Asian operations	1,335	1,099
US operations	593	635
UK operations:
UK insurance operations	1,081	859
M&G	286	254
	1,367	1,113
Other income and expenditure	(302)	(297)
Restructuring costs	(32)	(20)
Operating profit from continuing operations based on longer-term investment returns	2,961	2,530
Short-term fluctuations in investment returns	(5,127)	174
Mark to market value movements on core borrowings	656	223
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(15)	(5)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(581)	748
(Loss) profit from continuing operations before tax (including actual investment returns)	(2,106)	3,670
Tax attributable to shareholders’ (loss) profit	771	(927)
(Loss) profit from continuing operations for the financial year after tax before minority interests	(1,335)	2,743
Discontinued operations (net of tax)	-	241
(Loss) profit for the year	(1,335)	2,984

Attributable to:
Equity holders of the Company	(1,338)	2,963
Minority interests	3	21
(Loss) profit for the year	(1,335)	2,984

Earnings per share (in pence)	2008	2007
Continuing operations
From operating profit, based on longer-term investment returns, after related tax and minority interests	88.6p	74.5p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after minority interests)	(150.3)p	6.1p
Adjustment for effect of mark to market value movements on core borrowings	26.6p	9.1p
Adjustment for post-tax effect of shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(0.5)p	(0.2)p
Adjustment for post-tax effect of changes in economic assumptions and time value of cost of options and guarantees (after minority interests)	(18.5)p	21.8p
Based on (loss) profit from continuing operations after tax and minority interests	(54.1)p	111.3p

Discontinued operations
Based on profit from discontinued operations after tax and minority interests	-	9.9p

Based on (loss) profit for the year after tax and minority interests	(54.1)p	121.2p

Average number of shares (millions)	2,472	2,445

Dividends per share (in pence)	2008	2007
Dividends relating to reporting period:
Interim dividend (2008 and 2007)	5.99p	5.70p
Final dividend (2008 and 2007)	12.91p	12.30p
Total	18.90p	18.00p
Dividends declared and paid in reporting period:
Current year interim dividend	5.99p	5.70p
Final dividend for prior year	12.30p	11.72p
Total	18.29p	17.42p

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

OPERATING PROFIT FROM CONTINUING OPERATIONS BASED ON LONGER-TERM INVESTMENT RETURNS*

Results Analysis by Business Area	2008 £m	2007 £m
Asian operations
New business	741	643
Business in force	568	399
Long-term business	1,309	1,042
Asset management	52	72
Development expenses	(26)	(15)
Total	1,335	1,099
US operations
New business	293	285
Business in force	293	342
Long-term business	586	627
Broker-dealer and asset management	10	13
Curian	(3)	(5)
Total	593	635
UK operations
New business	273	277
Business in force	764	578
Long-term business	1,037	855
General insurance commission	44	4
Total UK insurance operations	1,081	859
M&G	286	254
Total	1,367	1,113
Other income and expenditure
Investment return and other income	47	49
Interest payable on core structural borrowings	(172)	(168)
Corporate expenditure:
Group Head Office	(130)	(129)
Asia Regional Head Office	(41)	(38)
Charge for share-based payments for Prudential schemes	(6)	(11)
Total	(302)	(297)
Restructuring costs**	(32)	(20)
Operating profit from continuing operations based on longer-term investment returns	2,961	2,530

Analysed as profits (losses) from:
New business	1,307	1,205
Business in force	1,625	1,319
Long-term business	2,932	2,524
Asset management	345	334
Other results	(316)	(328)
Total	2,961	2,530
* EEV basis operating profit from continuing operations based on longer-term investment returns excludes short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. The amounts for these items are included in total EEV profit attributable to shareholders. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this preliminary announcement.

**Restructuring costs comprise the charge of £28 million recognised on an IFRS basis and an additional £4 million recognised on the EEV basis for the shareholders’ share of costs incurred by the PAC with-profits fund.

The results for continuing operations shown above exclude those in respect of discontinued banking operations, which were sold on 1 May 2007.   In addition, there have been some minor adjustments to 2007 comparatives, as detailed in notes 4, 5 and 10.

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

MOVEMENT IN SHAREHOLDERS' EQUITY (excluding minority interests)
	2008 £m	2007 £m
(Loss) profit for the year attributable to equity shareholders	(1,338)	2,963
Items taken directly to equity:
Exchange movements (note 14)	2,010	64
Unrealised valuation movements on securities classified as available-for-sale of discontinued banking operations	-	(2)
Movement on cash flow hedges	-	(3)
Related tax	119	3
Dividends	(453)	(426)
New share capital subscribed	170	182
Reserve movements in respect of share-based payments	18	18
Treasury shares:
Movement in own shares in respect of share-based payment plans	3	7
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS	(25)	4
Mark to market value movements on Jackson assets backing surplus and required capital	(148)	(13)
Net increase in shareholders' equity	356	2,797
Shareholders’ equity at beginning of year (excluding minority interests):
As previously reported	14,779	11,883
Effect of adoption of principles of IFRIC 14 for pension schemes (note 10)	(179)	(80)
After adoption of IFRIC 14	14,600	11,803

Shareholders' equity at end of year (excluding minority interests)	14,956	14,600

Comprising:
Asian operations:
Net assets	5,431	3,837
Acquired goodwill	172	172
	5,603	4,009

US operations	4,453	3,686

UK operations:
Insurance business	4,919	6,497
M&G:
Net assets	147	271
Acquired goodwill	1,153	1,153
	6,219	7,921
Other operations:
Holding company net borrowings at market value (note 9)	(818)	(873)
Other net liabilities	(501)	(143)

Shareholders' equity at end of year (excluding minority interests)	14,956	14,600

Representing:
Long-term business operations (note 12)	14,522	13,828
Other operations	434	772
	14,956	14,600

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

SUMMARISED CONSOLIDATED BALANCE SHEET
	2008 £m	2007 £m
Total assets less liabilities, excluding insurance funds	186,209	195,596
Less insurance funds*:
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds	(181,151)	(189,534)
Less shareholders' accrued interest in the long-term business	9,898	8,538
	(171,253)	(180,996)

Total net assets	14,956	14,600

Share capital	125	123
Share premium	1,840	1,828
IFRS basis shareholders’ reserves	3,093	4,111
Total IFRS basis shareholders’ equity	5,058	6,062
Additional EEV basis retained profit	9,898	8,538

Shareholders' equity (excluding minority interests)	14,956	14,600
* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

NET ASSET VALUE PER SHARE (in pence)
	2008		2007
Based on EEV basis shareholders' equity of £14,956m (2007: £14,600m)	599	p	591	p
Number of issued shares at year end (millions)	2,497		2,470
RETURN ON EMBEDDED VALUE**	15.0%		15.4%
** Return on embedded value is based on EEV operating profit from continuing operations after tax and minority interests as a percentage of opening EEV basis shareholders’ equity.

EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

NOTES ON THE EEV BASIS RESULTS

1.       Basis of preparation of results

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group's covered business are then combined with the IFRS basis results of the Group’s other operations.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.

With two principal exceptions, covered business comprises the Group’s long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of two of the Group’s defined benefit pension schemes. A very small amount of UK group pensions business is also not modelled for EEV reporting purposes.

SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

As regards the Group’s defined benefit pension schemes, the liabilities attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable Pension Scheme are excluded from the EEV value of UK operations and included in the total for Other operations. The amounts are partially attributable to the PAC with-profits fund and shareholder-backed long-term business and partially to other parts of the Group. In addition to the amounts recognised as attributable to shareholders under IFRS, a 10 per cent share of the amount attributable to the PAC with-profits fund is recognised for EEV reporting purposes.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

The EEV basis results for 2008 and 2007 have been derived from the EEV basis results supplement to the Company’s statutory accounts for 2008. The supplement included an unqualified audit report from the auditors.

2.       Methodology

Embedded value
Overview

The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

-	present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital;
-	locked-in (encumbered) capital; and
-	shareholders' net worth in excess of encumbered capital (free surplus).

The value of future new business is excluded from the embedded value.  In determining the embedded value or the profit before tax no smoothing of market account balance values, unrealised gains or investment returns is applied. Separately the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items, as explained in note 4.

Valuation of new business
The contribution from new business represents profits determined by applying non-economic assumptions as at the end of the year.

In determining the new business contribution for UK immediate annuity and lifetime mortgage business, which is interest rate sensitive, it is appropriate to use point of sale economic assumptions, consistent with how the business is priced. For other business within the Group end of period economic assumptions are used.

Level of encumbered capital
In adopting the EEV Principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV Principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the encumbered capital requirements.  For shareholder-backed business the following capital requirements apply:

•
Asian operations: the economic capital requirement is substantially higher than local statutory requirements in total. Economic capital requirements vary by territory, but in aggregate, the encumbered capital is broadly equivalent to the amount required under the Insurance Groups Directive (IGD).

•
US operations: the level of encumbered capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL), which is sufficient to meet the economic capital requirement.

•
UK insurance operations: the economic capital requirements for annuity business are fully met by Pillar I requirements being four per cent of mathematical reserves, which are also sufficient to meet Pillar II requirements.  For unit-linked and other shareholder-backed business the encumbered capital held reflects the statutory minimum Pillar I requirement, as required by the UK regulatory authorities.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders’ funds as they arise.

The results for any covered business conceptually reflects the aggregate of the IFRS results and the movements on the additional shareholders’ interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders’ interest, the basis for calculating the Jackson EEV result acknowledges that for debt securities backing liabilities the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that are broadly speaking held with the intent and ability to be retained for the longer term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders’ equity.

3.       Economic assumptions

(a)                         Deterministic assumptions
In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. For the Group’s Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong. Except in respect of the projected returns of holdings of Asian debt and equity securities for those countries where long-term fixed interest markets are less established, the ‘active’ basis of assumption setting has been applied in preparing the results of all the Group’s US and UK long-term business operations.

For countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group’s Asian operations. Similarly, the projected returns on holdings of Asian securities in these territories by other Group business are set on the same basis.

Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, also based on the long-term view of Prudential’s economists, to the risk-free rate. In Asia, equity risk premiums range from 3.0 per cent to 7.0 per cent (2007: 3.0 per cent to 6.0 per cent). In the US and the UK, the equity risk premium is 4.0 per cent above risk-free rates for both 2008 and 2007.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

Asian operations
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes iii, iv, v)					(notes iv, v)		(notes iv,v)	(notes ii, v)
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2008	2008	2008	2008	2008	2008	2008	2008	2008	2008	2008	2008
	%	%	%	%	%	%	%	%	%	%	%	%
Risk discount rate:
New business	11.75	3.8	14.25	15.25	4.8	8.2	9.1	15.75	6.15	9.1	13.0	16.75
In force	11.75	3.9	14.25	15.25	4.8	8.2	9.0	15.75	6.85	9.7	13.0	16.75
Expected long-term rate of inflation	4.0	2.25	5.0	6.0	0.7	2.75	2.75	5.0	1.75	2.25	3.0	6.0
Government bond yield	8.25	2.3	9.25	10.25	1.6	4.3	6.5	9.25	4.25	5.5	6.75	10.25
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes iii, iv, v)					(notes iv, v)		(notes iv, v)	(notes ii, v)
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2007	2007	2007	2007	2007	2007	2007	2007	2007	2007	2007	2007
	%	%	%	%	%	%	%	%	%	%	%	%
Risk discount rate:
New business	11.75	5.7	15.75	16.75	5.1	9.7	9.3	15.75	6.4	9.1	13.0	16.75
In force	11.75	6.0	15.75	16.75	5.1	9.7	9.1	15.75	6.8	9.8	13.0	16.75
Expected long-term rate of inflation	4.0	2.25	5.0	6.0	0.0	2.75	2.75	5.0	1.75	2.25	3.0	6.0
Government bond yield	8.25	4.1	9.25	10.25	2.0	5.8	6.5	9.25	4.25	5.5	6.75	10.25

	Asia total	Asia total
	31 Dec 2008	31 Dec 2007
	%	%
Weighted risk discount rate (note (i)):
New business	8.8	9.5
In force	7.8	8.7
Notes
(i)
The weighted risk discount rates for Asian operations shown above have been determined by weighting each country’s risk discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.

(ii)
For traditional business in Taiwan, the economic scenarios used to calculate the 2008 and 2007 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates applying to the assets held to the long-term expected rates.

For 2008 the projections assume that in the average scenario, the current bond yields at 31 December 2008 of 1.4 per cent trend towards 5.5 per cent at 31 December 2018.  This compares to the 2007 results for which the projections assume that in the average scenario, the current bond yields at 31 December 2007 of around 2.5 per cent trend towards 5.5 per cent at 31 December 2013.

The expected long term rate is a function of expectation of inflation and real rates of interest, on which the Company has taken external expert advice. It is considered that the outlook for long-term interest rates in Asia will be strongly influenced by the trend in the projection of comparable US long-term real interest rates.  Consequently assessment of the expected rates for Taiwan has taken into account the structural factors of government borrowing, savings rates, short-term interest rates, government intervention and non-market influences that could affect Taiwanese real interest rates over the projection period. Together with a central inflation projection for Taiwan, the Company considers that the long term rate of 5.5 per cent is appropriate in the longer-term.

In projecting forward the Fund Earned Rate, allowance is made for the mix of assets in the fund, future investment strategy, and further market value depreciation of bonds held as a result of assumed future yield increases. These factors, together with the assumption of the phased progression in bond yields, give rise to an average assumed Fund Earned Rate that changes from 6.6 per cent for 2008 to 6.7 per cent for 2019. The assumed Fund Earned Rate falls to 3.35 per cent in 2009 and subsequently to 1.2 per cent in 2010, then increases to 5.15 per cent by 2018. Thereafter, the assumed Fund Earned Rate fluctuates around a target of 6.7 per cent. This projection compares with that applied for the 2007 results of a grading from an assumed rate of 0.5 per cent for 2007 to 6.4 per cent for 2014.

Consistent with the EEV methodology applied, a constant discount rate has been applied to the projected cash flows.

On 20 February 2009, the Company announced that it had agreed to transfer the agency business of the Taiwan Life business to China Life.  Further details are given in note 11.

(iii)	The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business.

(iv)	The mean equity return assumptions for the most significant equity holdings in the Asian operations were:

	31 Dec 2008	31 Dec 2007
	%	%
Hong Kong	6.2	8.1
Malaysia	12.5	12.5
Singapore	10.2	9.3

To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

(v)	For 2008 and 2007, cash rates rather than government bond yields were used in setting risk discount rates for Malaysia, Singapore, Taiwan and for Hong Kong dollar denominated business.

	31 Dec 2008	31 Dec 2007
US operations (Jackson)%		%
Risk discount rate (note (i)):
New business	4.6	7.0
In force	3.9	6.0
Expected long-term spread between earned rate and rate credited to policyholders forsingle premium deferred annuity business	1.75	1.75
US 10-year treasury bond rate at end of period	2.3	4.1
Pre-tax expected long-term nominal rate of return for US equities	6.3	8.1
Expected long-term rate of inflation	1.5	2.4
Notes
(i)
The risk discount rates at 31 December 2008 for new business and business in-force for US operations reflect weighted rates based on underlying rates of 6.2 per cent for variable annuity (VA) business and 3.0 per cent for other business.  The decrease in the weighted discount rates reflects the decrease in the US 10-year treasury bond rate of 180 bps and a change in the product mix with the 2008 results seeing an increase in the proportion of new and in-force business arising from other than VA business.

(ii)
Credit risk treatment

The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders.  The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates.  The expected spread incorporates a Risk Margin Reserve (RMR) allowance of 25 basis points for longer-term defaults as described in note 4.

In the event that longer-term default levels are higher then, unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

The results for Jackson reflect the application of the low discount rates shown above.  In the event that US 10-year treasury rates increase, the altered embedded value results would reflect a lower contribution from fixed annuity business and a partially offsetting increase for variable annuity business as the projected earned rate, as well as the discount rate, would increase for this type of business.

The book value yields, net of RMR allowance, are in excess of the risk discount rate.  To correct for the anomalous effect that would otherwise occur no credit has been taken for the cost of capital benefit that this feature would give rise to for fixed annuity business.

	31 Dec 2008	31 Dec 2007
UK insurance operations	%	%
Shareholder-backed annuity business:
Risk discount rate (notes (i) and (iv))
New business	9.6	7.8
In force	12.0	7.8
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business (note (iii)):
Fixed annuities	6.4 to 6.7	5.4 to 5.6
Inflation-linked annuities	5.7 to 5.8	5.0 to 5.2

Other business:
Risk discount rate (notes (ii) and (iv))
New business	6.7	7.0
In force	6.75	7.9
Pre-tax expected long-term nominal rates of investment return:
UK equities	7.7	8.55
Overseas equities	6.3 to 10.25	8.1 to 10.2
Property	6.0	6.8
Gilts	3.7	4.55
Corporate bonds – with-profits funds (notes (iv) and (v))	5.2	6.0
– other business	5.2	6.25
Expected long-term rate of inflation	3.0	3.2
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	6.6	7.85
Life business	5.8	6.9

Notes
(i)
The new business risk discount rate for shareholder-backed annuity business for 2008 reflects the assets allocated to back new business with an allowance for credit risk based on point of sale market conditions, consistent with how the business was priced.  The allowance for credit risk for new business at point of sale is determined using the same methodology for in-force business described in note (iv) below.

(ii)	The risk discount rate for new business and business in force for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

(iii)	The pre-tax rates of return for shareholder-backed annuity business are based on the gross redemption yield on the backing assets net of a best estimate allowance for future defaults.

(iv)
Credit spread treatment

For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including debt securities.  Given the current exceptional fixed interest market conditions, and the Company's expectation that the widening of credit spreads observed in 2008 will not be maintained, the Company considers that it is most appropriate to assume an unchanged level of credit spreads, an unchanged level of longer-term default allowance and an unchanged risk discount rate methodology relative to those used at 31 December 2007.

For UK annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the economic basis used. The appropriate EEV risk discount rate is set in order to equate the EEV with a "market consistent embedded value" including liquidity premium. The liquidity premium is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. For Prudential Retirement Income Limited (PRIL), which has approximately 90 per cent of UK shareholder-backed annuity business, the allowance for credit risk at 31 December 2008 is made up of:

a
16 bps for fixed annuities and 13 bps for inflation-linked annuities in respect of long-term expected defaults; this is derived by applying Moody's data from 1970 onwards uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating, to the asset portfolios.

b
11 bps for fixed annuities and 9 bps for inflation-linked annuities in respect of long-term credit risk premium for the potential volatility in default levels; this is derived by applying the 95th worst percentile from Moody's data from 1970 onwards, to the asset portfolios.

c
56 bps for fixed annuities and 48 bps for inflation-linked annuities in respect of additional short-term credit risk, reflecting the extreme market conditions at 31 December 2008; this is derived as 25 per cent of the increase in credit spreads over swaps that has occurred since 31 December 2006 based on a set of externally published indices weighted to reflect the asset mix.

On a weighted basis for fixed annuities and inflation-linked annuities the allowance is 15 bps for long-term expected defaults, 11 bps for long-term credit risk premium, and 54 bps for short-term credit risk.

Pillar I reserves are calculated using a similar allowance for credit risk. For EEV reporting the allowance for short-term credit risk is assumed to be released gradually over the five year period following the valuation date.

The Pillar I allowance of 80 bps per annum is financially equivalent to 185 bps for the years 2009 to 2011 and 45 bps thereafter for the life of the book.

The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

The risk discount rate for new business profits reflects the assets allocated to back new business and an allowance for credit risk based on point of sale market conditions, consistent with how the business was priced. The allowance for credit risk at the point of sale is determined using the same methodology for in-force business. In both cases, the allowance for credit risk included in setting the discount rate reflects the three constituent elements of long-term expected defaults, long-term credit risk premiums, and additional short-term credit risk.

(v)	The assumed long-term rate for corporate bonds for 2007 for with-profits business was determined after taking account of the purchase of credit default swaps.

(b)       Stochastic assumptions
The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

Asian operations
The same asset return models as used in the UK, appropriately calibrated, have been used for the Asian operations as described for UK insurance operations below. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset.

The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Malaysia, Singapore and Taiwan operations.

The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns for 2008 ranges from 18 per cent to 30 per cent (2007: 18 per cent to 25 per cent), and the volatility of government bond yields ranges from 1.4 per cent to 2.4 per cent (2007: 1.3 per cent to 2.5 per cent).

US operations (Jackson)
•	Interest rates are projected using a log-normal generator calibrated to actual market data;

•	Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

•
Variable annuity equity and bond returns have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns for both 2008 and 2007 ranges from 18.6 per cent to 28.1 per cent, depending on risk class, and the standard deviation of bond returns ranges from 1.5 per cent to 1.6 per cent (2007: 1.4 per cent to 1.7 per cent).

UK insurance operations
•	Interest rates are projected using a two-factor model calibrated to actual market data;

•	The risk premium on equity assets is assumed to follow a log-normal distribution;

•	The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

•
Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied to both 2008 and 2007 are as follows:
%
Equities:
UK	18.0
Overseas	16.0
Property	15.0

4.       Accounting presentation

Analysis of profit before tax
To the extent applicable, presentation of the EEV profit for the year is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results of the Group’s continuing operations including longer-term investment returns. Operating results include the impact of routine changes of estimates and non-economic assumptions. Non operating results comprise short-term fluctuations in investment returns, the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees.

Operating profit
Investment returns, including investment gains, in respect of long-term insurance business are recognised in operating results at the expected long-term rate of return. For the purpose of calculating the longer-term investment return to be included in the operating results of UK operations, where equity holdings are a significant proportion of investment portfolios, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market volatility.

For the purposes of determining the long-term returns for debt securities of shareholder-backed operations, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of risk-free rates and equity risk premium.  For US variable annuity separate account business, operating profit reflects the expected longer-term rate of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may from time to time take place to align it more closely with the internal benchmark of credit quality that management applies.  Such rebalancing will result in a change in the risk adjusted yield on the assets used to determine the valuation interest rate for calculating the carrying value of policyholder liabilities.  Operating profit includes the effect of rebalancing the portfolio calibrated to investment conditions at 31 December 2006 i.e. prior to the exceptional spread widening in 2007 and 2008.  Non-operating profit incorporates the effect of rebalancing calibrated by reference to changes to credit spreads since 31 December 2006.

Previously, for the purpose of presentation of the Group’s operating results, the return on capital held centrally to back the economic capital requirements for the Taiwan life business has been allocated to the operating result for Asian operations with a consequent reduction in Group shareholders’ other income for EEV basis reporting. In the 2008 results this approach has no longer been applied. The presentation of the 2007 comparative results has been adjusted accordingly, as explained in note 6(iv).

Effect of changes in economic assumptions and time value of cost of options and guarantees
Movements in the value of in-force business caused by changes in economic assumptions and the time value of cost of options and guarantees resulting from changes in economic factors are recorded in non-operating results.

5.       Margins on new business premiums

2008	New Business Premiums		Annual Premium and Contribution Equivalents (APE)	Present Value of New Business Premiums (PVNBP)	Pre-Tax New Business Contribution (notes (ii) and (iii))	New Business Margin (note (i))
	Single	Regular				(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
Asian operations (note (iv))	1,457	1,216	1,362	7,308	741	54	10.1
US operations	6,917	24	716	7,140	293	41	4.1
UK insurance operations (note (vi))	6,929	254	947	8,081	273	29	3.4
Total	15,303	1,494	3,025	22,529	1,307	43	5.8

2007	New Business Premiums		Annual Premium and Contribution Equivalents (APE)	Present Value of New Business Premiums (PVNBP)	Pre-Tax New Business Contribution (notes (ii) and (iii))	New Business Margin (note (i))
	Single	Regular				(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
Asian operations (notes (iv) and (v))	1,793	1,108	1,287	6,906	643	50	9.3
US operations	6,515	19	671	6,666	285	42	4.3
UK insurance operations (note (vi))	6,632	247	910	7,736	277	30	3.6
Total	14,940	1,374	2,868	21,308	1,205	42	5.7
Notes
(i)
New business margins are shown on two bases, namely the margins by reference to Annual Premium and Contribution Equivalents (APE) and the Present Value of New Business Premiums (PVNBP). APEs are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

(ii)
In determining the EEV basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

(iii)
In general, as described in note 3, the use of point of sale or end of period economic assumptions is not significant in determining the new business contribution for different types of business and across financial reporting periods.  However, to obtain proper measurement of the new business contribution for business which is interest rate sensitive, it is appropriate to use point of sale economic assumptions, consistent with how the business was priced.  In practice, the only area within the Group where this has a material effect, particularly in light of the dislocation of markets in 2008, is for UK shareholder-backed annuity and lifetime mortgage business.  The 2008 results for shareholder-backed annuity and lifetime mortgage business have been prepared on the basis of point of sale rather than end of period economic assumptions which previously applied for EEV reporting.  New business profits would have been £111 million lower if end of year economic assumptions had been applied.  The reduction is reflected in non-operating profit.  The £111 million primarily reflects the level of credit spread widening since the point of sale.  For 2007, the effect of the use of point of sale market conditions would not have been material.

New business contributions for all business represent profits determined by applying non-economic assumptions as at the end of the year.

(iv)
The results for Asian operations include those of the Taiwanese life operations for which the Company agreed to transfer its agency business to China Life on 20 February 2009.  Details are included in note 11.

(v)
The tables for Asian operations above reflect the inclusion of CITIC-Prudential Life Insurance Company Ltd, the Group’s life operation in China as a 50 per cent held joint venture for 2008 and 2007 reflecting the economic interest throughout both years.  Previously, for presentational purposes, the 2007 results reflected the inclusion of CITIC-Prudential as a subsidiary undertaking up to 29 September 2007 and 50 per cent thereafter following the change of management arrangement after this date, with appropriate minority interest accounting to reflect the 50 per cent economic interest.  The presentation of the operating profit for 2007 has been adjusted to allocate £10 million of profit from the result for new business to business in-force to prevent distortion of the published new business margin.

(vi)
To align with the treatment in the 2008 results, the tables for UK insurance operations above for 2007 reflect the inclusion of the Group’s UK health insurance joint venture operation, PruHealth, with an APE of £13 million and PVNBP of £107 million.

6.       Operating profit from business in-force

	Unwind of discount and other expected returns (note (i))	Effect of change in operating assumptions (note (ii))	Experience variances and other items (note (iii))	Total
2008	£m	£m	£m	£m
Asian operations	434	135	(1)	568
US operations	233	(17)	77	293
UK insurance operations	569	-	195	764
Total	1,236	118	271	1,625

	Unwind of discount and other expected returns (note (i))	Effect of change in operating assumptions	Experience variances and other items (notes (iii), (iv) and (v))	Total
2007	£m	£m	£m	£m
Asian operations	340	54	5	399
US operations	240	(24)	126	342
UK insurance operations	592	67	(81)	578
Total	1,172	97	50	1,319
Notes
(i)
The increase in unwind of discount and other expected returns in 2008 over 2007 mainly arises in Asian operations, reflecting the growth in opening value from 1 January 2007 to 1 January 2008 on which the value of in-force business unwinds.

(ii)
The effect of changes in operating assumptions for Asian operations in 2008 of a credit of £135 million reflects favourable effects arising from changes in mortality and morbidity assumptions of £58 million, the effect of changes in lapse rates of £36 million, the effect of changes in expense assumptions of £26 million and the impact of incorporating the benefit arising on the change of corporate tax rate in Indonesia of £15 million.

(iii)
Experience variances and other items for UK insurance operations in 2008 are in aggregate a credit of £195 million.  Consistent with the methodology applied in previous years, this amount includes a credit of £118 million resulting from part of the effect of rebalancing the asset portfolio backing annuity business on the valuation interest rate for determining Pillar I liabilities.  The rebalancing reflects changes to the portfolio to more closely align the credit quality with management benchmark.  The £118 million effect of rebalancing included in operating profit reflects longer-term levels of credit spread evident as at 31 December 2006 i.e. prior to the exceptional credit spread widening in 2007 and 2008.  The additional increase in the Pillar I valuation interest rate due to rebalancing at the credit spreads at which assets were traded in 2008 is reflected within non-operating profit together with, via the increase in discount rate, the additional allowance for credit risk for the portfolio as a whole as described in note 8.  The £195 million credit also includes a cost of capital charge of £(34) million for the effect of holding the short-term credit risk reserve for statutory reporting, as described in note 3, and releasing it over an assumed five year period.  Also included in operating profit for business in-force is a credit of £56 million in respect of the release of certain annuity business reserves, a credit of £24 million in respect of the release of prior period provisions relating to Credit Life business, and a net credit of £31 million for other items.

Experience variances and other items for US operations of £77 million for 2008 include a credit of £54 million in respect of spread experience variance.

(iv)
The 2007 comparative result for Asian operations has been increased by £10 million for the adjustment in respect of China (as explained in note 5) and reduced by £(4) million for the discontinuance of the allocation of notional return on centrally held economic capital in respect of Taiwan from shareholders’ other income to the result for Asian operations, as explained in note 4.  Other income is increased by an equivalent amount.  Total profits are unaffected by these adjustments.

(v)
The 2007 comparative result for UK insurance operations has been reduced by £4 million in respect of the separate disclosure of UK general insurance commission.  Total operating profit from UK insurance operations is unaffected by this adjustment.

7.       Short-term fluctuations in investment returns

	2008 £m	2007 £m
Insurance operations:
Asia (note (i))	(1,063)	226
US (note (ii))	(1,344)	(9)
UK (note (iii))	(2,407)	(42)

Other operations (note (iv))	(313)	(1)
Total	(5,127)	174
Notes
(i)       Asian operations

2008
£m
Singapore	(310)
Hong Kong	(284)
Taiwan	(163)
Other operations	(306)
(1,063)

For Singapore and Hong Kong, the short-term fluctuations primarily reflect the effect of substantial equity market falls on unit-linked and with-profits business. The short-term fluctuations for Taiwan principally reflect the equity market fall and a £(40) million value reduction for an investment in a CDO fund.

(ii)       US operations (Jackson)

The short-term fluctuations in investment returns for US operations primarily reflect the impact of impairment losses on debt securities and the effects on the value of variable annuity business of adverse movements in US equity markets. The fluctuations for US operations comprise the following items:

	2008	2007
	£m	£m

Realised impairment losses:
Actual losses on fixed income securities	(466)	(78)
Less: Risk margin charge included in operating profit	54	48
	(412)	(30)
Loss due to changed expectation of profits from fees on in-force variable annuity business in future periodsbased on current period equity returns, net of related hedging activity*	(733)	(16)
Actual less longer-term return on equity-type securities	(148)	51
Other	(51)	(14)
	(1,344)	(9)

* This adjustment arises due to the market returns being lower than the assumed longer-term rate of return. This gives rise to lower than expected year end values of variable annuity assets under management with a resulting effect on the projected value of future account values and hence future profitability from altered fees. For 2008, the US equity market returns were approximately negative 38.5 per cent compared to the assumed longer-term rate of return of 5.8 per cent.

(iii)      UK insurance operations
The short-term fluctuations in investment returns for UK insurance operations for 2008 arise on the following types of business:
2008
£m
With-profits (note (a))	(2,083)
Shareholder-backed annuity (note (b))	(213)
Unit-linked and other (note (c))	(111)
(2,407)
       Notes
(a)	For with-profits business the charge represents the negative actual investment return on the PAC with-profits fund of (19.7) per cent against an assumed rate of 6.6 per cent.

(b)	Short-term fluctuations on shareholder-backed annuity business represents the unrealised loss on surplus assets and default experience.

(c)	The charge of £(111) million relates primarily to unit-linked business and predominantly represents the capitalised loss of future fees from the fall in market values experienced during the year.

(iv)       Other operations
Details on the charge of £(313) million for short-term fluctuations for other operations is shown in note F to the IFRS basis results.

8.       Effect of changes in economic assumptions and time value of cost of options and guarantees

The (losses) profits on changes in economic assumptions and time value of cost of options and guarantees resulting from changes in economic factors for in-force business included within the (loss) profit from continuing operations before tax (including actual investment returns) arise as follows:

	2008			2007
	Change in economic assumptions	Change in time value of cost of options and guarantees	Total	Change in economic assumptions	Change in time value of cost of options and guarantees	Total
	£m	£m	£m	£m	£m	£m
Asian operations (note (i))	(34)	8	(26)	201	9	210
US operations (note (ii))	267	11	278	81	8	89
UK insurance operations (notes (iii) and (iv))	(783)	(50)	(833)	466	(17)	449
TotaTotal	(550)	(31)	(581)	748	0	748

Notes
(i)
The effect of changes in economic assumptions in Asia for 2008 of a charge of £(34) million includes a negative effect in Taiwan of £(185) million reflecting a charge of £(239) million for the impact of extending the phased bond yield progression period in Taiwan out by five years from 31 December 2013 to 31 December 2018, as described in note 3, offset by the impact in other territories, mainly reflecting the reduction in risk discount rates.

(ii)
The credit for the effect of changes in economic assumptions for 2008 for US operations of £267 million primarily arises as a result of the impact of a change in the risk discount rate of £454 million, partially offset by the impact of a decrease in the variable annuity separate account return of £(230) million, both movements reflecting the 180 bps reduction in the 10-year Treasury rate as shown in note 3.

(iii)      The effect of changes in economic assumptions of a charge of £(783) million for UK insurance operations comprises the effect of:

	Shareholder-backed annuity business	With-profits and other business	2008
	(note (a))	(note (b))
	£m	£m	£m
Increase (decrease) in portfolio yields	83	(1,082)	(999)
(Increase) decrease in risk discount rates	(394)	668	274
Other changes	(6)	(52)	(58)
	(317)	(466)	(783)
Notes
(a)
For shareholder-backed annuity business (i.e. held in PRIL and the PAC non-profit sub-fund) the impact of the change in risk discount rate of £(394) million includes £(400) million in respect of strengthening credit risk assumptions (excluding the strengthening required in respect of the £2.8 billion rebalancing of the asset portfolios).  The impact of the change in portfolio yields of £83 million includes a profit of £231 million in respect of the rebalancing, calculated by reference to changes in credit spreads since 31 December 2006.

(b)	For with-profits and other business the decrease in fund earned rates and risk discount rates primarily reflects the reduction in gilt rates of (0.85) per cent.

(iv)
The effect of changes in time value of cost of options and guarantees of a charge of £(50) million primarily relates to with-profits business reflecting the effect of the reduction in fund earned rates, as described in note (iii)(b) above.

9.       Holding company net borrowings at market value

Holding company net borrowings at market value comprise:
	31 Dec 2008	31 Dec 2007
	£m	£m
Holding company borrowings:
IFRS basis	2,785	2,367
Mark to market value adjustment	(802)	(38)
EEV basis (note)	1,983	2,329
Holding company* cash and short-term investments	(1,165)	(1,456)
Holding company net borrowings	818	873
*Including central finance subsidiaries.

Note EEV basis holding company borrowings comprising:

	2008 £m	2007 £m
Perpetual subordinated capital securities (Innovative Tier 1)	513	679
Subordinated debt (Lower Tier 2)	737	817
Senior debt	733	833
	1,983	2,329

10.                 Adoption of the principles of IFRIC 14 for pension schemes

To provide consistency with the basis applied for IFRS reporting, the EEV basis results reflect adoption of the principles of IFRIC 14 for pension schemes. The impact of the adoption is as follows:

	2008			2007
	Previous basis	Effect of adoption	Revised basis	As published	Effect of adoption	After change
	£m	£m	£m	£m	£m	£m
Operating profit from continuing operations based on longer-term investment returns	2,992	(31)	2,961	2,542	(12)	2,530
Short-term fluctuations in investment returns	(5,127)		(5,127)	174		174
Mark to market value movements on core borrowings	656		656	223		223
Shareholders' share of actuarial and other gains andlosses on defined benefit pension schemes	17	(32)	(15)	116	(121)	(5)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(581)		(581)	748		748
(Loss) profit before tax	(2,043)	(63)	(2,106)	3,803	(133)	3,670
Tax	754	17	771	(961)	34	(927)
(Loss) profit after tax	(1,289)	(46)	(1,335)	2,842	(99)	2,743
Discontinued operations	-	-	-	241	-	241
Less minority interests	(3)	-	(3)	(21)	-	(21)
(Loss) profit for the year	(1,292)	(46)	(1,338)	3,062	(99)	2,963
Other movements in reserves	1,694	-	1,694	(166)	-	(166)
Shareholders’ equity at beginning of year	14,779	(179)	14,600	11,883	(80)	11,803
Shareholders’ equity at end of year	15,181	(225)	14,956	14,779	(179)	14,600

The changes reflect the aggregate of those under IFRS, as shown in note Q to the Group IFRS results, and the shareholders’ 10 per cent interest in the PAC with-profits element of the effect of the change in accounting policy reflected under EEV reporting.

11.                 Intended sale of legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan

On 20 February 2009, the Company announced that it had entered into an agreement to sell the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1.  In addition, Prudential will invest £45 million to purchase a 9.95 per cent stake in China Life through a share placement. The business being transferred represents 94 per cent of Prudential’s in-force liabilities in Taiwan and includes Prudential’s legacy interest rate guaranteed products.  The transfer is subject to regulatory approval.

After taking account of EEV shareholders’ funds at 31 December 2008 of the business and restructuring and other costs the Group’s EEV shareholders’ equity is expected to increase by approximately £90 million.

The movement in shareholders’ EEV equity of the total Taiwan life business for 2008 comprised:
£m
Operating profit based on longer-term investment returns from:
New business	120
Business in force	(16)
Total	104

Short-term fluctuations in investment returns	(163)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(185)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(3)
Loss before tax	(247)
Total tax	12
Minority interests	2
Loss for the financial year	(233)
Investment by parent company (note (i))	93
Exchange and other reserve movements	(53)
Net movement	(193)
Shareholders’ equity at 1 January 2008	(12)
Shareholders’ equity at 31 December 2008	(205)
Note
(i)       Comprising £66 million for solvency capital and £27 million for business developments.

12.                 Movement in Embedded value

The following analysis shows the movements in embedded value arising from the Group’s underlying business activity and the effects of the current extraordinary market conditions.

	Free Surplus (note (ii))	Required Capital (note (iii))	Net Worth	Value of in-force	Total
Group	£m	£m	£m	£m	£m
Underlying movement
New business	(825)	472	(353)	1,290	937
Business in force - expected transfer	1,413	(416)	997	(997)	-
- unwind of discount, effects of changes in operating assumptions, operating experience variances and other operating items (note (vii))	(11)	299	288	928	1,216
	577	355	932	1,221	2,153
Investment movements and economic effects:
UKIO additional credit provisions (note (iv))	(770)	41	(729)	705	(24)
Jackson impairment losses in excess of longer term expected returns net of defaults	(268)	0	(268)	0	(268)
Other investment movements and effect of changes in economic assumptions (note (v))	(647)	165	(482)	(3,145)	(3,627)
	(1,685)	206	(1,479)	(2,440)	(3,919)
Net cash flows to parent company (note (viii))	(166)	0	(166)	(132)	(298)
Other items (note (ix))	253	686	939	1,819	2,758
Net movement	(1,021)	1,247	226	468	694
Balance at 1 January 2008	1,468	2,870	4,338	9,490	13,828
Balance at 31 December 2008	447	4,117	4,564	9,958	14,522

Notes
(i)	All figures are shown net of tax.

(ii)
Free surplus is the market value of the net worth in excess of the capital required to support the covered business.  Where appropriate, adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV principles.

(iii)	Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements, as described in note 2.

(iv)	The increase in UKIO credit provisions reflects the allowances explained in note 3.

(v)	Other investment movements and effect of changes in economic assumptions represent:

	Free Surplus (note ii)	Required Capital (note iii)	Net Worth	Value of in-force	Total
	£m	£m	£m	£m	£m
Other investment movements (note (vi))	(681)	(27)	(708)	(2,496)	(3,204)
Effect of changes in economic assumptions (note (vii))	34	192	226	(649)	(423)
	(647)	165	(482)	(3,145)	(3,627)

(vi)
Other investment movements primarily reflect temporary market movements on the portfolio of investments held by the Group’s shareholder-backed operations together with the shareholders’ 10 per cent interest in the value movements on the assets in the with-profits funds.

(vii)
The underlying movement in free surplus includes £85 million for the effect of rebalancing the asset portfolio for UK annuity business, as described in note 6.  The effect of changes in economic assumptions on free surplus includes a credit of £166 million in respect of rebalancing as described in note 8.

(viii)	Net cash flows to or from parent company reflect the flows for long-term business operations as included in the holding company cash flow at transaction rate.

(ix)	Other items represent:

	Free Surplus (note ii)	Required Capital (note iii)	Net Worth	Value of in-force	Total
	£m	£m	£m	£m	£m
Exchange movements (note 14)	76	823	899	1,535	2,434
Mark to market value movements on Jackson assets backing surplus and required capital	(148)		(148)		(148)
Other (note x)	325	(137)	188	284	472
	253	686	939	1,819	2,758

(x)
The effect of other items on total embedded value of £472 million primarily relate to the impact on free surplus of an intra-group capital adjustment in respect of UK insurance operations of £320 million, an adjustment for funds loaned to the parent company of £133 million from Singapore and an adjustment of £50 million to reflect the cash flows to parent company at year end rates of exchange consistent with the closing embedded value.  Also included is a net overall charge of £(40) million for the reallocation of certain statutory reserves for UK insurance and US operations, an adjustment to required capital and the reallocation of surplus note borrowings for US operations.  The effect of these adjustments is a decrease in free surplus of £(187) million, a reduction in required capital of £(137) million and an increase in the value of in-force business of £284 million.

13.      Expected transfer of value of in-force business to free surplus

The discounted value of in-force and required capital at 31 December 2008 can be reconciled to the analysis of free surplus crystallisation as follows:

2008 £m
Required capital (note 12)	4,117
Value of in-force (VIF) (note 12)	9,958
Add: Cost of time value of guarantees	474
Other items	(181)
14,368

Other items includes the deduction of the value of the shareholders’ interest in the Estate, the value of which is derived by increasing final bonus rates so as to exhaust the Estate over the lifetime of the in-force with-profits business.  This is an assumption to give an appropriate valuation.  To be conservative this item is excluded from the value of the Estate from the expected free surplus generation profile below.  Offset against this value are amounts treated as capital for regulatory purposes (and hence treated as capital for net worth purposes) but which are deducted in full against the VIF (i.e. the full undiscounted value).

Cash flows are projected on a certainty equivalent basis and are discounted at the appropriate risk discount rate.  The modelled cash flows use the same methodology underpinning the Group’s embedded value methodology reporting and so is subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business at 31 December 2008 and the associated required capital is modelled as emerging into free surplus over future years.

		2008
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus
	Total £m	1-5 years £m	6-10 years £m	11-15 years £m	16-20 years £m	20+ years £m
Asian operations	5,373	1,746	1,150	859	564	1,054
US operations	4,374	2,415	1,167	460	180	152
UK insurance operations	4,621	2,297	975	600	389	360
Total	14,368	6,458	3,292	1,919	1,133	1,566
		45%	23%	13%	8%	11%

14.                 Exchange movements

To be consistent with the basis applied for IFRS reporting, EEV basis results for the year are translated at average exchange rates.  Shareholders’ funds are translated at year end rates with exchange movements recognised in EEV basis shareholders’ equity as follows:

	2008 £m	2007 £m
Long-term business operations:
Asian operations	1,170	80
US operations	1,264	(53)
	2,434	27
Other operations (primarily reflecting US$ denominated holding company borrowings and hedge positions)	(424)	37
Total	2,010	64

TOTAL INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS

INSURANCE PRODUCTS AND INVESTMENT PRODUCTS

	Insurance products		Investment products		Total
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Asian operations	2,673	2,901	46,957	38,954	49,630	41,855
US operations	6,941	6,534	36	60	6,977	6,594
UK operations	7,183	6,879	16,154	14,745	23,337	21,624
Group Total	16,797	16,314	63,147	53,759	79,944	70,073

INSURANCE PRODUCTS - NEW BUSINESS PREMIUMS AND CONTRIBUTIONS (note (i))

	Single		Regular		Annual Premium and Contribution Equivalents (APE)		Present Value of New Business Premiums (PVNBP)
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Asian operations
China (note (iv))	63	45	32	24	38	29	230	167
Hong Kong	507	501	154	117	205	167	1,612	1,196
India (Group's 26% interest)	60	26	202	177	208	180	747	728
Indonesia	94	118	167	109	176	121	649	494
Japan	115	122	30	22	42	34	217	214
Korea	78	179	211	241	219	259	1,097	1,267
Malaysia	28	41	99	78	102	82	570	472
Singapore	341	593	78	67	112	126	961	1,047
Taiwan	153	132	189	218	204	231	1,037	1,121
Other	18	36	54	55	56	58	188	200
Total Asian operations	1,457	1,793	1,216	1,108	1,362	1,287	7,308	6,906
US operations
Fixed annuities	1,724	573	-	-	172	57	1,724	573
Fixed index annuities	501	446	-	-	50	45	501	446
Variable annuities	3,491	4,554	-	-	349	455	3,491	4,554
Life	7	7	24	19	25	20	230	158
Guaranteed Investment Contracts	857	408	-	-	86	41	857	408
GIC-Medium Term Notes	337	527	-	-	34	53	337	527
Total US operations	6,917	6,515	24	19	716	671	7,140	6,666
UK operations
Product summary
Internal vesting annuities	1,600	1,399	-	-	160	140	1,600	1,399
Direct and partnership annuities	703	842	-	-	70	84	703	842
Intermediated annuities	497	555	-	-	50	56	497	555
Total individual annuities	2,800	2,796	-	-	280	280	2,800	2,796
Income drawdown	75	34	-	-	8	3	75	34
Equity release	242	156	-	-	24	16	242	156
Individual pensions	115	38	3	1	14	5	124	42
Corporate pensions	221	283	88	84	110	112	645	737
Unit-linked bonds	109	243	-	-	11	24	109	243
With-profit bonds	869	297	-	-	87	30	869	297
Protection	-	-	6	5	6	5	38	26
Offshore products	551	434	4	4	59	47	573	455
PruHealth (note (v))	-	-	16	13	16	13	146	107
Total retail retirement	4,982	4,281	117	107	615	535	5,621	4,893
Corporate pensions	227	198	116	115	139	135	653	604
Other products	132	190	21	25	34	44	219	276
DWP rebates	153	143	-	-	15	14	153	143
Total mature life and pensions	512	531	137	140	188	193	1,025	1,023
Total retail	5,494	4,812	254	247	803	728	6,646	5,916
Wholesale annuities (note (iii))	1,417	1,799	-	-	142	180	1,417	1,799
Credit life	18	21	-	-	2	2	18	21
Total UK operations	6,929	6,632	254	247	947	910	8,081	7,736

Channel Summary
Direct and partnership	2,352	2,385	215	212	450	451	3,268	3,313
Intermediated	2,990	2,284	39	35	338	263	3,226	2,460
Wholesale (note (iii))	1,434	1,820	-	-	144	182	1,434	1,820
Sub-total	6,776	6,489	254	247	932	896	7,928	7,593
DWP rebates	153	143	-	-	15	14	153	143
Total UK operations	6,929	6,632	254	247	947	910	8,081	7,736
Group Total	15,303	14,940	1,494	1,374	3,025	2,868	22,529	21,308

INVESTMENT PRODUCTS – FUNDS UNDER MANAGEMENT (note (ii))

	1 Jan 2008	Market gross inflows	Redemptions	Market and other movements	31 Dec 2008
	£m	£m	£m	£m	£m
Asian operations	17,393	46,957	(46,102)	(3,016)	15,232
US operations	55	36	(32)	(9)	50
UK operations	51,221	16,154	(12,747)	(7,631)	46,997
Group Total	68,669	63,147	(58,881)	(10,656)	62,279
Notes
(i)
The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution. New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS reporting. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

(ii)
Investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail asset management arrangements. These are unrelated to insurance products that are classified as "investment contracts" under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(iii)
The tables above include for 2007 the transfer of 62,000 with-profits annuity policies from Equitable Life on 31 December 2007 with assets of approximately £1.7 billion. The transfer represented an APE of £174 million.

(iv)
Subsequent to 29 September 2007 following expiry of the previous management agreement CITIC–Prudential Life Insurance Company Ltd (CITIC-Prudential), the Group’s life operation in China, has been accounted for as a 50 per cent joint venture. Prior to this date CITIC–Prudential was consolidated as a subsidiary undertaking. All premiums for CITIC–Prudential are shown at 50 per cent on a like for like basis, reflecting the constant economic interest before and after the management changes in line with the original agreement with CITIC.

(v)	The tables above for full year 2008 and 2007 reflect the inclusion of the Group's UK health insurance joint venture operation, PruHealth.

PRUDENTIAL PLC 2008 PRELIMINARY ANNOUNCEMENT

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED INCOME STATEMENT

	2008 £m		2007* £m

Gross premiums earned	18,993		18,359
Outward reinsurance premiums	(204)		(171)
Earned premiums, net of reinsurance	18,789		18,188
Investment return	(30,202)		12,225
Other income	1,146		2,457
Total revenue, net of reinsurance (note C)	(10,267)		32,870
Benefits and claims	4,620		(26,224)
Outward reinsurers’ share of benefits and claims	389		(20)
Movement in unallocated surplus of with-profits funds	5,815		(541)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	10,824		(26,785)
Acquisition costs and other operating expenditure	(2,459)		(4,859)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(172)		(168)
Total charges, net of reinsurance (note C)	8,193		(31,812)

(Loss) profit before tax (being tax attributable to shareholders’ and policyholders’ returns)** (note C)	(2,074)		1,058
Tax credit attributable to policyholders' returns	1,624		5
(Loss) profit before tax attributable to shareholders (note D)	(450)		1,063
Tax credit (charge) (note G)	1,683		(349)
Less: tax credit attributable to policyholders' returns	(1,624)		(5)
Tax credit (charge) attributable to shareholders' (loss) profit (note G)	59		(354)

(Loss) profit from continuing operations after tax (note C)	(391)		709
Discontinued operations (net of tax) (note H)	-		241
(Loss) profit for the year	(391)		950

Attributable to:
Equity holders of the Company	(396)		947
Minority interests	5		3
(Loss) profit for the year	(391)		950

Earnings per share (in pence)	2008		2007

Basic (based on 2,472m and 2,445m shares respectively):
Based on (loss) profit from continuing operations attributable to the equity holders of the Company (note I)	(16.0	)p	28.8	p
Based on profit from discontinued operations attributable to the equity holders of the Company	-		9.9	p
	(16.0	)p	38.7	p

Diluted (based on 2,473m and 2,448m shares respectively):
Based on (loss) profit from continuing operations attributable to the equity holders of the Company	(16.0	)p	28.8	p
Based on profit from discontinued operations attributable to the equity holders of the Company	-		9.8	p
	(16.0	)p	38.6	p

Dividends per share (in pence)	2008		2007
Dividends relating to reporting period:
Interim dividend (2008 and 2007)	5.99	p	5.70	p
Final dividend (2008 and 2007) (note J)	12.91	p	12.30	p
Total	18.90	p	18.00	p
Dividends declared and paid in reporting period:
Current year interim dividend	5.99	p	5.70	p
Final dividend for prior year	12.30	p	11.72	p
Total	18.29	p	17.42	p
* The Company has adopted the principles of IFRIC 14 in accounting for pension schemes.  The adoption gives rise to consequential changes to the comparative results for 2007 (see note B and note Q).
** This measure is the formal (loss) profit before tax measure under IFRS but it is not the result attributable to shareholders.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2008
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Loss for the year			(396)			(396)	5	(391)

Items recognised directly in equity:
Exchange movements				631		631		631
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealised holding losses arising during the year					(3,197)	(3,197)		(3,197)
Less net losses included in the income statement on disposal and impairment					487	487		487
Total (note N)					(2,710)	(2,710)		(2,710)
Related change in amortisation of deferred income and acquisition costs (note E(ii)(b))					1,070	1,070		1,070
Related tax				119	569	688		688
Total items of income and expense recognised directly in equity				750	(1,071)	(321)		(321)

Total income and expense for the year			(396)	750	(1,071)	(717)	5	(712)
Dividends			(453)			(453)	(2)	(455)
Reserve movements in respect of share-based payments			18			18		18
Change in minority interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds							(50)	(50)

Share capital and share premium
New share capital subscribed	2	168				170		170
Transfer to retained earnings in respect of shares issued inlieu of cash dividends		(156)	156

Treasury shares
Movement in own shares in respect of share-based payment plans			3			3		3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			(25)			(25)		(25)
Net increase (decrease) in equity	2	12	(697)	750	(1,071)	(1,004)	(47)	(1,051)

At beginning of year:
As previously reported	123	1,828	4,440	(112)	(78)	6,201	102	6,303
Effect of adoption of principles of IFRIC 14 for accounting for pension schemes (note Q)			(139)			(139)		(139)
After adoption of IFRIC 14	123	1,828	4,301	(112)	(78)	6,062	102	6,164
At end of year	125	1,840	3,604	638	(1,149)	5,058	55	5,113

	2007
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year			947				947	3	950

Items recognised directly in equity:
Exchange movements				11			11		11
Movement on cash flow hedges						(3)	(3)		(3)
Unrealised valuation movements on securities classified as available-for-sale of discontinued banking operations					(2)		(2)		(2)
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealised holding losses arising during the year					(231)		(231)		(231)
Less net gains included in the income statement on disposal and impairment					(13)		(13)		(13)
Total					(244)		(244)		(244)
Related change in amortisation of deferred income and acquisition costs (note E(ii)(b))					88		88		88
Related tax				2	53	1	56		56
Total items of income and expense recognised directly in equity				13	(105)	(2)	(94)		(94)

Total income and expense for the year			947	13	(105)	(2)	853	3	856
Dividends			(426)				(426)	(5)	(431)
Reserve movements in respect of share-based payments			18				18		18
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and other consolidated investment funds								(28)	(28)

Share capital and share premium
New share capital subscribed	1	181					182		182
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(175)	175

Treasury shares
Movement in own shares in respect of share-based payment plans			7				7		7
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			4				4		4
Net increase (decrease) in equity	1	6	725	13	(105)	(2)	638	(30)	608
At beginning of year:
As previously reported	122	1,822	3,640	(125)	27	2	5,488	132	5,620
Effect of adoption of principles of IFRIC 14 for accounting for pension schemes (note Q)			(64)				(64)		(64)
After adoption of IFRIC 14	122	1,822	3,576	(125)	27	2	5,424	132	5,556
At end of year	123	1,828	4,301	(112)	(78)	0	6,062	102	6,164

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED BALANCE SHEET
	2008 £m	2007* £m
Assets

Intangible assets attributable to shareholders:
Goodwill	1,341	1,341
Deferred acquisition costs and other intangible assets (note S)	5,349	2,836
	6,690	4,177

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	174	192
Deferred acquisition costs and other intangible assets	126	19
	300	211
Total	6,990	4,388

Other non-investment and non-cash assets:
Property, plant and equipment	635	1,012
Reinsurers' share of insurance contract liabilities	1,240	783
Deferred tax assets	2,886	951
Current tax recoverable	657	285
Accrued investment income	2,513	2,023
Other debtors	1,232	909
Total	9,163	5,963

Investments of long-term business and other operations:
Investment properties	11,992	13,688
Investments accounted for using the equity method	10	12
Financial investments:
Loans (note L)	10,491	7,924
Equity securities and portfolio holdings in unit trusts	62,122	86,157
Debt securities (note M)	95,224	83,984
Other investments	6,301	4,396
Deposits	7,294	7,889
Total	193,434	204,050

Held for sale assets	-	30
Cash and cash equivalents	5,955	4,951
Total assets (note K)	215,542	219,382

	2008 £m	2007* £m
Equity and liabilities

Equity
Shareholders' equity	5,058	6,062
Minority interests	55	102
Total equity	5,113	6,164

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	136,030	132,776
Investment contract liabilities with discretionary participation features	23,446	29,550
Investment contract liabilities without discretionary participation features	14,501	14,032
Unallocated surplus of with-profits funds	8,414	13,959
Total	182,391	190,317

Core structural borrowings of shareholder-financed operations (note O):
Subordinated debt	1,987	1,570
Other	971	922
Total	2,958	2,492

Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note P)	1,977	3,081
Borrowings attributable to with-profits funds (note P)	1,308	987

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	5,572	4,081
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,843	3,556
Current tax liabilities	842	1,237
Deferred tax liabilities	3,229	3,402
Accruals and deferred income	630	599
Other creditors	1,496	1,020
Provisions	461	575
Derivative liabilities	4,832	1,080
Other liabilities	890	791
Total	21,795	16,341
Total liabilities	210,429	213,218
Total equity and liabilities (note K)	215,542	219,382

* The Company has adopted the principles of IFRIC 14 in accounting for pension schemes giving rise to consequential changes to the comparative results for 2007 (see notes B and Q).

CONSOLIDATED CASH FLOW STATEMENT
	2008 £m	2007* £m
Cash flows from operating activities
(Loss) profit before tax from continuing operations (being tax attributable to shareholders’ and policyholders’ returns) (note (i) and C)	(2,074)	1,058
Profit before tax from discontinued operations (note H)	-	222
Total (Loss) profit before tax	(2,074)	1,280
Changes in operating assets and liabilities:
Investments	33,255	(11,730)
Other non-investment and non-cash assets	(1,659)	(466)
Policyholder liabilities (including unallocated surplus)	(26,987)	11,845
Other liabilities (including operational borrowings)	(631)	902
Interest income and expense and dividend income included in profit before tax	(4,989)	(8,201)
Other non-cash items	(74)	(141)
Operating cash items:
Interest receipts	2,937	5,541
Dividend receipts	2,019	2,732
Tax paid	(653)	(624)
Net cash flows from operating activities	1,144	1,138.
Cash flows from investing activities
Purchases of property, plant and equipment	(240)	(231)
Proceeds from disposal of property, plant and equipment	11	61
Acquisition of subsidiaries, net of cash balances (note (ii))	-	(77)
Disposal of Egg, net of cash balances (note (iii))	-	(538)
Disposal of other subsidiaries, net of cash balances (note (ii))	-	157
Deconsolidation of investment subsidiaries (note (iv))	-	(91)
Net cash flows from investing activities	(229)	(719)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (notes (v) and O):
Redemption	-	(150)
Interest paid	(167)	(171)
With-profits operations (notes (vi) and P):
Interest paid	(9)	(9)
Equity capital (note (vii)):
Issues of ordinary share capital	12	6
Dividends paid	(297)	(255)
Net cash flows from financing activities	(461)	(579)

Net increase (decrease) in cash and cash equivalents	454	(160)
Cash and cash equivalents at beginning of year	4,951	5,071
Effect of exchange rate changes on cash and cash equivalents	550	40
Cash and cash equivalents at end of year (note (viii))	5,955	4,951
* The Company has adopted the principles of IFRIC 14 for pension schemes, giving rise to consequential changes to the 2007 comparative results.  Note Q explains the effect of the change.

Notes
(i)       This measure is the formal (loss) profit before tax measure under IFRS but it is not the result attributable to shareholders.

(ii)	Acquisitions and disposals of subsidiaries for 2007 shown above include venture investments and other investment subsidiaries of the PAC with-profits fund.

(iii)
The amount of £(538) million in respect of the disposal of Egg in 2007, net of cash balances shown above, represents the net sale proceeds of £527 million less cash and cash equivalents of £1,065 million held by Egg and transferred on disposal.

(iv)
In November 2007, the Company sold its venture fund management subsidiary, PPM Capital. As a result of the arrangements attaching to the sale, it is no longer appropriate to consolidate the holdings managed by that company.

(v)
Structural borrowings of shareholder-financed operations comprise core debt of the holding company and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vi)
Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

(vii)	Cash movements in respect of equity capital exclude scrip dividends.

(viii)	Of the cash and cash equivalents amounts reported above, £165 million (2007: £394 million) are held centrally.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE STATUTORY IFRS BASIS RESULTS

A       Basis of preparation and audit status

The statutory basis results included in this announcement have been extracted from the audited financial statements of the Group for the year ended 31 December 2008. These statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) as required by EU law (IAS Regulation EC1606/2002).

The auditors have reported on the 2008 statutory accounts. The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2008 or 2007 but is derived from those accounts. Statutory accounts for 2007 have been delivered to the registrar of companies, and those for 2008 will be delivered in due course.  The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

B       Significant accounting policies

The accounting policies applied by the Group in determining the IFRS basis results in this announcement are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2007, except for the effect of the adoption of the principles of IFRIC 14 “The limit on Defined Benefit Asset Minimum Funding Requirements and their Interaction” (see note Q).

In addition, the Group adopted the ‘Reclassification of Financial Assets: Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures’.  This amendment was issued in October 2008 and permits the reclassification of non-derivative financial assets into the ‘loans and receivables’ category under which assets are carried at amortised cost, if specific conditions are met. The Group has not made any such reclassification of financial assets as permitted by the amendments.

C       Segment disclosure
	2008	2007
	£m	£m
Revenue
Insurance operations	(10,798)	31,555
Asset management	664	1,397
Unallocated corporate	157	186
Intra-group revenue eliminated on consolidation	(290)	(268)
Total revenue, net of reinsurance, per income statement (note (i))	(10,267)	32,870
Analysed as:
Investment return (note (iii))	(30,202)	12,225
Other items	19,935	20,645
	(10,267)	32,870
Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)
Insurance operations, including post-tax transfers to unallocated surplus of with-profits funds	8,980	(30,533)
Asset management	(524)	(1,053)
Unallocated corporate	(553)	(494)
Intra-group charges eliminated on consolidation	290	268
Total charges, net of reinsurance, per income statement (note (i))	8,193	(31,812)
Segment results - revenue less charges (continuing operations)
Insurance operations	(1,818)	1,022
Asset management	140	344
Unallocated corporate	(396)	(308)
(Loss) profit before tax (note (ii)) (being tax attributable to shareholders’ and policyholders’ returns)	(2,074)	1,058
Tax attributable to policyholders' returns	1,624	5
(Loss) profit before tax attributable to shareholders	(450)	1,063
Tax credit (charge) attributable to shareholders' (loss) profit	59	(354)
(Loss) profit from continuing operations after tax	(391)	709
Segment results - discontinued operations (net of tax)
Banking (note H)	-	241
(Loss) profit for the year	(391)	950

(i)
Total revenue for 2008 is negative £10,267 million whilst charges are a credit of £8,193 million.  These abnormal features arise from the basis of preparation whereby revenue includes investment return, which is negative 2008, and charges reflect the allocation, where appropriate, of investment return to policyholder benefits.

(ii)	This measure is the formal (loss) profit before tax measure under IFRS but is not the results attributable to shareholders.

(iii)	Investment return principally comprises:
-	Interest and dividends;
-	Realised and unrealised gains and losses on securities and derivatives classified as fair value through profit and loss under IAS 39; and
-	Realised gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.

D       Supplementary analysis of (loss) profit from continuing operations before tax attributable to shareholders

	2008	2007
Results analysis by business area	£m	£m
Asian operations
Insurance operations (note E(i))	321	189
Asset management	52	72
Development expenses	(26)	(15)
Total	347	246
US operations
Jackson (note E(ii))	406	444
Broker-dealer and asset management	10	13
Curian	(3)	(5)
Total	413	452
UK operations
UK insurance operations:
Long-term business (note E(iii))	545	524
General insurance commission (note (i))	44	4
Total	589	528
M&G	286	254
Total	875	782
Other income and expenditure
Investment return and other income	89	86
Interest payable on core structural borrowings	(172)	(168)
Corporate expenditure:
Group Head Office	(130)	(129)
Asia Regional Head Office	(41)	(38)
Charge for share-based payments for Prudential schemes (note (ii))	(6)	(11)
Total	(260)	(260)
Restructuring costs	(28)	(19)
Operating profit from continuing operations based on longer-term investment returns (note (iii))	1,347	1,201
Short-term fluctuations in investment returns on shareholder-backed business (note F)	(1,783)	(137)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(14)	(1)
(Loss) profit from continuing operations before tax attributable to shareholders (note (iv))	(450)	1,063
Notes
(i)
UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the net commission receivable for Prudential-branded general insurance products as part of this arrangement.

(ii)       The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

(iii)       Basis of determining longer-term investment returns
The Group continues to use operating profit based on longer-term investment returns as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions.  In determining profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

(a)                Debt and equity securities
Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

(b)                Derivative value movements
Value movements for Jackson’s equity-based derivatives and variable annuity product embedded derivatives are included in operating profits based on longer-term investment returns. The inclusion of these movements is so as to broadly match with the results on the Jackson variable annuity book that pertain to equity market movements.

Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked directly to shareholders’ equity rather than income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson.

There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:

—    Unit-linked and US variable annuity business.

For such business the policyholder liabilities are directly reflective of the asset value movements. Accordingly all asset value movements are recorded in the operating results based on longer-term investment returns.

—   Assets covering non-participating business liabilities that are interest rate sensitive.

For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly asset value movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for asset defaults which, if they occur, are recorded as a component of short-term fluctuations in investment returns.

(c)   Liabilities to policyholders and embedded derivatives for product guarantees
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis.  In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities are broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted.  In these circumstances there is no need for the movement in the liability to be bifurcated between the element that relates to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

(i)       Asia
•
Vietnamese participating business

For the participating business in Vietnam the liabilities include policyholders’ interest in investment appreciation and other surplus.  Bonuses paid in a reporting period and accrued policyholder interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders’ interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

•
Non-participating business
Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates in the balance sheet.

•
Guaranteed Minimum Death Benefit (GMDB) product features
For unhedged GMDB liabilities accounted for under IFRS using ‘grandfathered’ US GAAP, such as in the Japanese business, the change in carrying value is determined under SOP 03-01, which partially reflects changes in market conditions.  Under the Company’s supplementary basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(ii)    US operations – Embedded derivatives for variable annuity guarantee features
Under IFRS, the Guaranteed Minimum Withdrawal Benefit (GMWB) and Guaranteed Minimum Income Benefit (GMIB) reinsurance are required to be fair valued as embedded derivatives.  The movements in carrying values are affected by changes in the level of observed implied equity volatility and changes to the discount rate applied from period to period.  For these embedded derivatives, as described in note E(ii)(a), the discount rate applied reflects AA corporate bond curve rates.  For the purposes of determining operating profit based on longer-term investment returns the charge for these features is determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves.  Further details are shown in note F.

(iii)    UK shareholder-backed annuity business
With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

The exception is for the impact on credit risk provisioning of actual downgrades during the year.  As this feature arises due to short-term market conditions the effect on the altered valuation rate of interest is included in the category of short-term fluctuations in investment returns as shown in note F.

The effects of other changes to credit risk provisioning including the introduction of the short-term allowance for credit risk described in note E(iii) are included in the operating result, as in the net effect of changes to the valuation rate of interest applied to portfolio rebalancing to align more closely with management benchmark.

(d)   Fund management and other non-insurance businesses
For these businesses, where the business model is more conventional than that for life assurance, it is inappropriate to include returns in the operating result on the basis described above.  Instead it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations.  In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying substance of the arrangements.

(iv)
The results for continuing operations shown above exclude those in respect of discontinued banking operations which were sold on 1 May 2007. Note H shows the composition of the contribution from discontinued operations.

E       Key assumptions, estimates and bases used to measure insurance assets and liabilities

(i)       Asian operations

(a)    Changes in key assumptions

Effect of 2008 changes

For 2008, the result for Asian operations was reduced by the effect of a number of individually small assumption changes of, in aggregate, £21 million.  There were no changes of assumptions that had a material impact on the 2007 results.

Taiwan interest rate assumption

For the Taiwanese life operation the profits attaching to legacy interest rate guaranteed products are particularly affected by the rates of return earned, and estimated to be earned on the assets held to cover liabilities and on future investment income and contract cash flows.  Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis previously applied under UK GAAP.  Under this basis, the policy liabilities are calculated on sets of assumptions, which are locked in at the point of policy inceptions, and a deferred acquisition cost is held in the balance sheet.

The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvestment income.  The assumed earned rates are used to discount the future cash flows.  For 2008 the projection assumes that the current bond yields at 31 December 2008 of 1.4 per cent trend towards 5.5 per cent at 31 December 2018.  This compares to the 2007 results for which the projections assumed the then current bond yields of around 2.5 per cent would trend towards 5.5 per cent at 31 December 2013.  Under the liability adequacy testing applied for IFRS the change of progression period has no effect on the carrying value of the deferred acquisition costs or liability to policyholders.

The liability adequacy test is more sensitive to changes in the expected long-term rate, further delays in the assumed progression period, or a combination thereof.  However, as explained in note R, on 20 February 2009 the Company announced the intended transfer of the legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan.

(b)     Deferral and amortisation of acquisition costs

Under IFRS, the basis of accounting for insurance assets and liabilities reflects ‘grandfathered’ GAAP under the Modified Statutory Basis.  In general, this requires the deferral and amortisation of acquisition costs in line with the emergence of margins.  In 2008, the basis of deferral and amortisation has been adjusted for a number of territories to better reflect the MSB requirement as follows:

For the India life operation, reflecting the initial development stage of the business, acquisition costs had previously not been deferred.  In 2008, £19 million deferral of acquisition costs, net of amortisation in the year, has been established.

For the Korea life business, the deferral of acquisition costs had previously followed the local regulatory basis as being an appropriate proxy for the MSB basis.  The regulatory basis is subject to constraints in respect of assumptions for expense loadings, the amortisation period, and the DAC balance not being higher than the cash surrender value.  This basis is no longer appropriate and on adjusting the basis £9 million of DAC has been established that reflects a revised estimate of the 1 January 2008 balance and a change of £26 million for current year acquisition costs (net of amortisation) for applying the more appropriate basis.

For Singapore, refinements have been made with a £21 million benefit (of which £7 million relates to the 1 January 2008 position) where the local risk based capital approach does not provide an appropriate basis of implicit allowance for acquisition costs for certain products.

In Hong Kong, adjustments have been made with a net overall effect of £10 million.

(ii)                 US operations

(a)     Measurement basis for embedded derivatives of variable annuity business

There were no changes of assumptions that had a material effect on the Jackson results.  However, there has been a significant change of estimation technique for two aspects of the basis of measuring ‘embedded derivatives’ for Guaranteed Minimum Withdrawal Benefit (GMWB) features of Jackson’s variable annuity products and the reinsurance of the Guaranteed Minimum Income Benefit (GMIB).  The two aspects are for the application of:

(i)	Implied current equity volatility levels rather than historic long-term average levels, which had been applied previously, and

(ii)
The reference basis for determining the rate of discount future cash flows in the projection of the effect of the guarantees.  The change is to apply AA corporate bond rates based off appropriate Merrill Lynch indices, rather than LIBOR based swap rates that, in 2008, had become both anomalously low and distorted by comparison to US Treasury bond curve rates.  In broad terms, corporate AA rates were approximately 400 basis points higher than the LIBOR based swap rates at the end of 2008. Similarly, at the beginning of 2008 corporate AA rates were approximately 100 basis points higher than the LIBOR based swap rate.

The effect of the change in respect of equity volatility is to increase the total loss for 2008 for Jackson by £126 million.  The effect of the change for the reference basis for discounting is to reduce the total loss by £173 million.

(b)     Deferred acquisition costs

•	Income statement – amortisation for variable annuity business

Under IFRS 4, the Group applies US GAAP to the insurance assets and liabilities of Jackson.  Under the US GAAP standard FAS 97, acquisition costs for Jackson’s fixed and variable annuity business are deferred and then amortised in line with the expected emergence of margins.  The amortisation profile is dependant on assumptions of which, for variable annuity business, the key assumption is the expected level of equity market returns.  For 2008 and recent previous years a rate of 8.4 per cent has been applied using, as is industry practice, a mean reversion methodology.

The mean reversion methodology is applied with the objective of adjusting the amortisation of deferred acquisition costs that would otherwise be highly volatile for the fact that the expected level of future gross profits fluctuates for altered variable annuity asset values arising from changes in equity market levels at the end of each reporting period.

The mean reversion methodology achieves this objective by dynamic adjustment to the level of expectations of short-term future investment returns.  Under the methodology the projected returns for the next five years are, for the purposes of determining the amortisation profile, set so that normally combined with the actual returns for the current and preceding two years the average rate of return is 8.4 per cent.  The mean reversion methodology does, however, include a cap of 15 per cent per annum on the project return for each of the next five years.  For 2008 this capping effect applied to restrict the projected returns below the rate of approximately 20 per cent per annum level that would have otherwise applied.  Projected returns after the next five years are set at 8.4 per cent.

In 2008, US equity market indices fell by some 38.5 per cent.  If there had been no mean reversion methodology in place there would have been an increased amortisation charge of approximately £250 million.

However, as noted above, the mean reversion methodology allows for a substantial, but not complete, recovery of the lost fund value.  As a result, DAC amortisation, reflected in the 2008 results after incorporating the mean reversion, has instead increased by some £140 million, of which £40 million arises due to the capping feature.

•	Statement of changes in equity – ‘shadow DAC adjustments’

Consequent upon the negative unrealised valuation movement in 2008 of £(2,710) million (2007: £(244) million) there is a credit of £1,070 million (2007: £88 million) for altered ‘shadow’ DAC amortisation booked within the statement of changes in equity. These adjustments reflect the changes in the pattern of reported gross profits that would have happened if the assets had been sold crystallising the loss, and the proceeds reinvested at correspondingly higher curve yields.

In the event of further unrealised losses, this dynamic would be constrained under two circumstances. Firstly, the DAC asset would not be written up any further beyond the original deferred amount plus a provision for interest accrual on the asset. Secondly, and more generally, the write up of DAC would be constrained if not supported by expectations of future profitability.

(iii)     UK insurance operations – annuity business

(a)     Allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk.  The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied.  The valuation rate that is applied includes a liquidity premium that reflects the residual element of current bond spreads over swap rates after providing for the credit risk allowance.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL based on the asset mix at that date on the IFRS basis at 31 December 2008 are as follows:

2008	Pillar I regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	323	-	323
Credit risk allowance
Long-term expected defaults (note (ii))	15	-	15
Long-term credit risk premium (note (iii))	11	-	11
Short-term allowance for credit risk (note (iv))	54	(25)	29
Total credit risk allowance	80	(25)	55
Liquidity premium	243	25	268

By comparison, for 2007, the weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL on the IFRS basis at 31 December 2007 based on the asset mix of the portfolio at that date were as follows:

2007	Pillar I regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	76	-	76
Credit risk allowance
Long-term expected defaults (note (ii))	13	-	13
Long-term credit risk premium (note (iii))	10	(3)	7
Short-term allowance for credit risk (note (iv))	10	(10)	-
Total credit risk allowance	33	(13)	20
Liquidity premium	43	13	56

Notes
(i)	Bond spread over swap rates reflect market observed data to credit spreads.

(ii)
Long-term expected defaults; this is derived by applying Moody’s data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio.  The credit rating assigned to each asset held is based on external credit rating and for this purpose the credit rating assigned to each asset held is the lowest credit rating published by Moody’s, Standard and Poors and Fitch.

(iii)
Long-term credit risk premium; this provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody’s data from 1970 to 2004 to the annuity asset portfolio.

(iv)
During the second half of 2007, corporate bond spreads widened significantly and the methodology was reviewed to ensure that it still made appropriate allowance for credit risk.  As a result of this review a short-term allowance for credit risk was established to allow for the concern that credit ratings applied by rating agencies to individual bonds might be over optimistic.

The short-term allowance for credit risk assumed in the Pillar I solvency valuation has been determined as 25 per cent of the increase in corporate bond spreads (as estimated from the movements in published corporate bond indices) since 31 December 2006.

The approach for IFRS, however, aims to establish liabilities that are closer to ‘best estimate’.  The very prudent Pillar I regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made.  In previous years long-term IFRS default assumptions where set mid-way between the EEV and Pillar I assumptions.  At 31 December 2008, in light of the increase uncertainty surrounding future credit default experience, the IFRS long-term assumptions have been strengthened to bring them into line with the long-term Pillar I default assumptions.  In addition a short-term allowance for credit risk has been established but at a lower level than allowed for in the Pillar I regulatory basis.

In total, for 2008, the effect of changes to the allowance for credit risk and the effect of portfolio rebalancing gives rise to a charge of £23 million. This amount comprises a charge of £413 million for additional credit risk allowance in line with the assumptions shown above for the portfolio as a whole.  Partially offsetting this is a credit of £390 million for the effect of £2.8 billion of portfolio rebalancing to more closely align with management benchmark.  The credit reflects the additional yield expected after allowing for additional credit risk arising from the rebalancing.

(b)     Mortality assumptions and margins in the liabilities

Recent mortality experience has been in line with expectations and no change is therefore required to the overall strength of mortality assumptions at 31 December 2008.  However, current mortality assumptions have been rebalanced across different categories of business so that they are more closely aligned to the actual experience of each product category.  The overall effect of rebalancing the assumptions between different product groups is financially neutral.

The 2007 results for shareholder-backed annuity business were determined after making changes to mortality assumptions with a resulting charge of £276 million and releasing excess margins in the aggregate liabilities that had previously been set aside as an indirect extra allowance for longevity related risks of £310 million.

F      Short-term fluctuations in investment returns on shareholder-backed business

	2008	2007
	£m	£m
Insurance operations:
Asian (note (ii))	(200)	(71)
US (note (iii))	(1,058)	(18)
UK (note (iv))	(212)	(47)
Other operations (note (v))	(313)	(1)
Total (note (i))	(1,783)	(137)
Notes
(i)       General
The short-term fluctuations in investment returns for 2008 primarily reflect temporary market value movements on the portfolio of investments held by the Group’s shareholder-backed operations. Default losses were incurred during 2008 in respect of Lehman Brothers and Washington Mutual, with total losses (including losses on disposal) for these in respect of the Group's shareholder-backed business operations being £110 million and £91 million respectively of which the majority was incurred in Jackson. Excluding Lehman Brothers and Washington Mutual there was only one other default in 2008 which resulted in a loss of £5 million. There were no default losses in 2007.

(ii)      Asian insurance operations
The fluctuations for Asian operations in 2008 primarily relate to £(81) million for Vietnam, reflecting a significant fall in the Vietnamese bond and equity markets, and £(65) million for Taiwan, which reflects the decrease in Taiwanese equity markets and a £(40) million reduction in the value of an investment in a CDO fund. For 2007, the £(71) million of short-term fluctuations primarily reflect value movements in Taiwan on the value of debt securities arising from increases in interest rates and a £30 million reduction in the value of an investment in a CDO fund, partially offset by the effects of strong equity market movements in Vietnam.

(iii)      US insurance operations
The short-term fluctuations in investment returns for US insurance operations for the year comprise the following items:
	2008	2007
	£m	£m
Short-term fluctuations relating to debt securities:
Charges in the year
Defaults	(78)	0
Losses on sales of impaired and deteriorating bonds	(130)	(51)
Bond write downs	(419)	(35)
Recoveries / reversals	3	8
	(624)	(78)
Less: Risk margin charge included in operating profit based on longer-term investment returns	54	48
	(570)	(30)
Interest related realised (losses) gains:
Arising in the year	(25)	31
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(28)	(37)
	(53)	(6)
Related change to amortisation of deferred acquisition costs	88	9
Total short-term fluctuation related to debt securities	(535)	(27)
Derivatives (other than equity related): market value movement (net of related change to amortisation of deferred acquisition costs) *	(369)	(19)
Equity type investments : actual less longer-term return (net of related change to amortisation ofdeferred acquisition costs)	(69)	42
Other items (net of related change to amortisation of deferred acquisition costs) **	(85)	(14)
Total	(1,058)	(18)
* The £369 million value movement is for freestanding derivatives held to manage the fixed annuity and other general account business.  Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement.  Except in respect of variable annuity business, the value movements on derivatives held by Jackson are separately identified within short-term fluctuations in investment returns.

Derivative value movements in respect of variable annuity business are included within the operating profit based on longer-term investment returns to broadly match with the commercial effects to which the variable annuity derivative programme relates.

For the derivatives programme attaching to the fixed annuity and other general account business the Group has continued in its approach of not seeking to apply hedge accounting under IAS 39.  This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under ‘grandfathered’ US GAAP under IFRS 4.

** The £85 million charge for 2008 for other items shown above comprises £70 million for the difference between the charge for embedded derivatives included in the operating result and the charge to the total result and £15 million of other items.  For embedded derivatives the operating result reflects the application of 10-year average AA corporate bond rate curves and a static historical equity volatility assumption.  The total result reflects the application of year-end AA corporate bond rate curves and current equity volatility levels.  Additional details are explained in note E(ii)(a).

In addition, for US insurance operations, included within the statement of changes in equity, is a net reduction (translated at the 2008 year-end exchange rate of 1.44) in the value of debt securities classified as available-for-sale of £2,710 million (2007: £244 million). This reduction reflects the effect of widened credit spreads and global credit concerns partially offset by the effect of reductions in US interest rates and a steepening yield curve. These temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note N.

(iv)      UK insurance operations
The short-term fluctuations charge for UK insurance operations for 2008 of £212 million reflects £170 million for asset value movements, principally for shareholder-backed annuity business, and £42 million for the effect of credit downgrades on the calculation of liabilities for shareholder-backed annuity business in PRIL and the PAC non-profit sub-fund, as discussed in note E(iii)(a).  The short-term fluctuations charge for 2007 arose mostly in PRIL.  The fluctuations principally reflected the impact of widened credit spreads on the corporate bond securities backing the shareholders’ equity of the business.

(v)      Other
The charge of £313 million for short-term fluctuations for other operations arises from:
2008 £m
Sale of investment in India mutual fund in May 2008 giving rise to a transfer to operating profit of £47m for the crystallised gain, and value reduction in the period, prior to sale, of £24m	(71)
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	(38)
Unrealised value movements on Prudential Capital’s bond portfolio	(190)
Unrealised value movements on a centrally held investment	(14)
(313)

G       Tax credit

The total tax credit of £1,683 million for 2008 (2007: charge of £349 million) comprises a credit of £1,758 million (2007: charge of £28 million) for UK tax and a charge of £75 million (2007: £321 million) for overseas tax. This tax credit comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax credit attributable to shareholders of £59 million for 2008 (2007: charge of £354 million) comprises a credit of £95 million (2007: charge of £148 million) for UK tax and a charge of £36 million (2007: £206 million) for overseas tax.

A tax credit related to discontinued banking operations, which was all attributable to shareholders, amounted to £19 million in 2007.

In April 2008 the standard corporation tax rate for the UK changed from 30 per cent to 28 per cent. Deferred tax at the end of 2007 for UK operations had been provided at the new rate of 28 per cent on the basis that materially all of the temporary differences are expected to reverse once the new rate took effect. The effect on the deferred tax assets and liabilities at 31 December 2007 was £20 million.

H       Discontinued operations

Discontinued operations for 2007 related entirely to UK banking operations following the sale on 1 May 2007 of Egg Banking plc to Citi.

The profit from discontinued operations of £241 million comprises an operating loss based on longer-term investment returns for the period of ownership of £68 million, a tax credit on the loss of £19 million and a profit on sale (both before and after tax) of £290 million.

I       Supplementary analysis of earnings per share from continuing operations

Earnings per share (in pence)	2008	2007
From operating profit based on longer-term investment returns after related tax and minority interests	42.5p	33.3p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after related minority interests)	(58.1)p	(4.5)p
Adjustment for post-tax shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(0.4)p	0.0p
Based on (loss) profit from continuing operations after tax and minority interests	(16.0)p	28.8p

J       Dividend

A final dividend for 2008 of 12.91p per share was proposed by the directors on 18 March 2009. Subject to shareholder approval, the dividend will be paid on 22 May 2009 to shareholders on the register at the close of business on 14 April 2009. This dividend will absorb an estimated £322 million of shareholders' funds. A scrip dividend alternative will be offered to shareholders.

K       Balance sheet analysis

(i)       Group balance sheet - analysis by business unit

For an appreciation of the shareholder exposure to investment value movements it is necessary to distinguish the effects of fund structure and type of business for the Group's operations.

	Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec 2008 Group total	31 Dec 2007 Group total
	UK	US	Asia
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders):
Goodwill	-	-	111	111	1,230			1,341	1,341
Deferred acquisition costs and other intangible assets	134	3,962	1,247	5,343	6			5,349	2,836
Total	134	3,962	1,358	5,454	1,236	-	-	6,690	4,177
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	174	-	-	174	-			174	192
Deferred acquisition costs and other intangible assets	13	-	113	126	-	-		126	19
Total	187	-	113	300	-	-	-	300	211
Total	321	3,962	1,471	5,754	1,236	-	-	6,990	4,388
Deferred tax assets	513	1,969	101	2,583	160	143		2,886	951
Other non-investment and non-cash assets	4,962	1,819	1,416	8,197	135	3,553	(5,608)	6,277	5,012
Investment of long-term business and other operations:
Investment properties	11,959	13	20	11,992	-	-		11,992	13,688
Investments accounted for using the equity method	-	-	-	-	-	10		10	12
Loans and receivables	1,902	5,121	1,705	8,728	1,763	-		10,491	7,924
Equity securities and portfolio holdings inunit trusts	38,880	15,142	8,077	62,099	23	-		62,122	86,157
Debt securities (see note M for analysis of credit quality)	58,871	24,249	11,113	94,233	991	-		95,224	83,984
Other investments	4,160	1,256	144	5,560	462	279		6,301	4,396
Deposits	6,090	390	750	7,230	64	-		7,294	7,889
Total Investments	121,862	46,171	21,809	189,842	3,303	289	-	193,434	204,050
Held-for-sale assets	-	-	-	-	-	-		-	30
Cash and cash equivalents	2,571	246	1,501	4,318	1,472	165		5,955	4,951
Total assets	130,229	54,167	26,298	210,694	6,306	4,150	(5,608)	215,542	219,382

Equity and liabilities
Equity
Shareholders’ equity	1,655	1,698	2,167	5,520	1,642	(2,104)		5,058	6,062
Minority interests	47	-	7	54	1			55	102
Total equity	1,702	1,698	2,174	5,574	1,643	(2,104)	-	5,113	6,164
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	72,756	42,476	20,798	136,030	-	-		136,030	132,776
Investment contract liabilities with discretionary participation features	23,367	-	79	23,446	-	-		23,446	29,550
Investment contract liabilities without discretionary participation features	11,584	2,885	32	14,501	-	-		14,501	14,032
Unallocated surplus of with-profits funds(reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds)	8,254	-	160	8,414	-	-		8,414	13,959
Total policyholder liabilities and unallocated surplus of with-profits funds	115,961	45,361	21,069	182,391	-	-	-	182,391	190,317
Core structural borrowings of shareholder-financed operations:
Subordinated debt	-	-	-	-	-	1,987		1,987	1,570
Other	-	173	-	173	-	798		971	922
Total	-	173		173	-	2,785	-	2,958	2,492
Operational borrowings attributable to shareholder-financed operations	54	511	130	695	4	1,278		1,977	3,081
Borrowings attributable to with-profits funds	1,308	-	-	1,308	-	-		1,308	987
Deferred tax liabilities	1,421	1,337	441	3,199	11	19		3,229	3,402
Other non-insurance liabilities	9,783	5,087	2,484	17,354	4,648	2,172	(5,608)	18,566	12,939
Total liabilities	128,527	52,469	24,124	205,120	4,663	6,254	(5,608)	210,429	213,218
Total equity and liabilities	130,229	54,167	26,298	210,694	6,306	4,150	(5,608)	215,542	219,382

(ii)     Group balance sheet - analysis by type of business

		Shareholder-backed
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec 2008 Group total	31 Dec 2007 Group total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	111	1,230	-	-	1,341	1,341
Deferred acquisition costs and other intangible assets	-	-	5,343	6	-	-	5,349	2,836
Total	-	-	5,454	1,236	-	-	6,690	4,177
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries forventure fund and other investment purposes	174	-	-	-			174	192
Deferred acquisition costs and other intangible assets	126	-	-	-	-	-	126	19
Total	300	-	-	-	-	-	300	211
Total	300	-	5,454	1,236	-	-	6,990	4,388
Deferred tax assets	279	-	2,304	160	143	-	2,886	951
Other non-investment and non-cash assets	3,095	579	4,523	135	3,553	(5,608)	6,277	5,012
Investment of long-term business and other operations:
Investment properties	9,911	710	1,371	-	-	-	11,992	13,688
Investments accounted for using the equity method	-	-	-	-	10	-	10	12
Loans and receivables	2,154	113	6,461	1,763	-	-	10,491	7,924
Equity securities and portfolio holdings in unit trusts	31,821	29,211	1,067	23	-	-	62,122	86,157
Debt securities (see section M for analysis of credit quality)	42,965	6,298	44,970	991	-	-	95,224	83,984
Other investments	3,768	204	1,588	462	279	-	6,301	4,396
Deposits	4,828	903	1,499	64	-	-	7,294	7,889
Total Investments	95,447	37,439	56,956	3,303	289	-	193,434	204,050
Held-for-sale assets	-	-		-	-	-	-	30
Cash and cash equivalents	1,733	1,148	1,437	1,472	165	-	5,955	4,951
Total assets	100,854	39,166	70,674	6,306	4,150	(5,608)	215,542	219,382

Equity and liabilities
Equity
Shareholders’ equity	-	-	5,520	1,642	(2,104)	-	5,058	6,062
Minority interests	47	-	7	1			55	102
Total equity	47	-	5,527	1,643	(2,104)	-	5,113	6,164
Liabilities
Policyholder liabilitiesand unallocated surplus of with-profits funds:
Insurance contract liabilities	58,310	27,799	49,921	-	-	-	136,030	132,776
Investment contract liabilities with discretionary participation features	23,446	-	-	-	-	-	23,446	29,550
Investment contract liabilities without discretionary participation features	32	10,277	4,192	-	-	-	14,501	14,032
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds)	8,414	-		-	-	-	8,414	13,959
Total policyholder liabilities and unallocated surplusof with-profits funds	90,202	38,076	54,113	-	-	-	182,391	190,317
Core structuralborrowings of shareholder-financed operations:
Subordinated debt	-	-	-	-	1,987	-	1,987	1,695
Other	-	-	173	-	798	-	971	797
Total	-	-	173	-	2,785	-	2,958	2,492
Operational borrowings attributable to shareholder-financed operations	-	-	695	4	1,278	-	1,977	3,081
Borrowings attributable to with-profits funds	1,308	-	-	-	-	-	1,308	987
Deferred tax liabilities	1,225	-	1,974	11	19	-	3,229	3,402
Other non-insurance liabilities	8,072	1,090	8,192	4,648	2,172	(5,608)	18,566	12,939
Total liabilities	100,807	39,166	65,147	4,663	6,254	(5,608)	210,429	213,218
Total equity and liabilities	100,854	39,166	70,674	6,306	4,150	(5,608)	215,542	219,382

L       Loans portfolio

Loans are accounted for at amortised cost unless impaired. The amounts included in the balance sheet are analysed as follows:

	2008	2007
	£m	£m
Insurance operations
UK (note(i))	1,902	1,245
US (note (ii))	5,121	3,258
Asia (note (iii))	1,705	1,087
Asset management operations
M&G (note (iv))	1,763	2,334
Total	10,491	7,924
Notes
(i)       UK insurance operations
The loans of the Group’s UK insurance operations of £1,902 million at 31 December 2008 (2007: £1,245 million) comprise mortgage loans of £701 million, policy loans of £29 million and other loans of £1,172 million (2007: £449 million, £35 million and £761 million respectively). The mortgage loans are collateralised by properties. Other loans are all commercial loans and comprise mainly syndicated loans held by the PAC with-profits fund.

(ii)       US insurance operations
The loans of the Group’s US insurance operations of £5,121 million at 31 December 2008 (2007: £3,258 million) comprise mortgage loans of £4,534 million and policy loans of £587 million (2007: £2,841 million and £417 million respectively). All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel.

The US insurance operations’ mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans.

The policy loans are fully secured by individual life insurance policies or annuity policies.  These loans are accounted for at amortised cost, less any impairment.

(iii)      Asian insurance operations
The loans of the Group’s Asian insurance operations of £1,705 million at 31 December 2008 (2007: £1,087 million) comprise mortgage loans of £238 million, policy loans of £675 million and other loans of £792 million (2007: £132 million, £430 million and £525 million respectively). The mortgage and policy loans are secured by properties and life insurance policies respectively.

The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

(iv)      M&G
The M&G loans of £1,763 million relate to bridging loan finance managed by Prudential Capital. The bridging loan finance assets generally have no external credit ratings available, with internal ratings prepared by the Group’s asset management operations as part of the risk management process rating £1,100 million BBB+ to BBB- and £663 million BB+ to BB-.

M       Debt securities portfolio

Debt securities are accounted for at fair value. The amounts included in the balance sheet are analysed as follows, with further information relating to the credit quality of the Group’s debt securities at 31 December 2008 provided in the notes below.
	2008	2007
	£m	£m
Insurance operations
UK (note(i))	58,871	57,180
US (note (ii))	24,249	19,002
Asia (note (iii))	11,113	6,920
Asset management operations (note (iv))	991	882
Total	95,224	83,984

Notes
In the tables below, Standard and Poor’s (S&P) ratings have been used where available. For securities where S&P ratings are not available, those produced by Moody’s and then Fitch have been used as an alternative.

 (i)     UK insurance operations
		PAC-with profits sub-fund			Other funds and subsidiaries		UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Unit-linked assets and liabilities	Annuity and other long-term business	2008 Total	2007 Total
	£m	£m	£m	£m	£m	£m	£m	£m
S&P – AAA	1,139	5,765	3,176	8,941	2,866	6,035	18,981	21,556
S&P – AA+ to AA-	318	1,817	1,389	3,206	423	2,065	6,012	6,173
S&P – A+ to A-	1,058	5,804	3,295	9,099	815	4,957	15,929	12,557
S&P – BBB+ to BBB-	789	3,875	919	4,794	210	1,620	7,413	5,409
S&P – Other	152	794	16	810	71	-	1,033	942
	3,456	18,055	8,795	26,850	4,385	14,677	49,368	46,637
Moody’s – Aaa	111	344	89	433	9	128	681	1,021
Moody’s – Aa1 to Aa3	66	353	255	608	-	159	833	587
Moody’s – A1 to A3	43	222	232	454	-	181	678	944
Moody’s – Baa1 to Baa3	35	146	138	284	-	135	454	490
Moody’s – Other	4	136	12	148	-	10	162	410
	259	1,201	726	1,927	9	613	2,808	3,452
Fitch	34	181	188	369	-	157	560	682
Other	469	2,221	2,179	4,400	15	1,251	6,135	6,409
Total debt securities	4,218	21,658	11,888	33,546	4,409	16,698	58,871	57,180

Where no external ratings are available, internal ratings produced by the Group’s asset management operation, which are prepared on the Company’s assessment of a comparable basis to external ratings, are used where possible. Of the £6,135 million total debt securities held at 31 December 2008 (2007: £6,409 million) which are not externally rated, £2,325 million were internally rated AAA to A-, £3,149 million were internally rated BBB to B- and £661 million were unrated (2007: £2,972 million, £2,844 million and £593 million respectively). The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them.

The change in ratings for annuity and other long-term business incorporates the effect of the portfolio rebalancing discussed in note E(iii)(a).

(ii)   US insurance operations
	2008	2007
	£m	£m
S&P – AAA	5,321	3,896
S&P – AA+ to AA-	853	1,187
S&P – A+ to A-	5,244	3,657
S&P – BBB+ to BBB-	7,077	5,415
S&P – Other	1,321	1,113
	19,816	15,268
Moody’s – Aaa	458	549
Moody’s – Aa1 to Aa3	100	118
Moody’s – A1 to A3	111	47
Moody’s – Baa1 to Baa3	100	79
Moody’s – Other	95	78
	864	871
Fitch	464	380
Other*	3,105	2,483
Total debt securities	24,249	19,002

* The amounts within Other which are not rated by S&P, Moody or Fitch have the following National Association of Insurance Commissioners (NAIC) classifications:
	2008	2007
	£m	£m
NAIC 1	1,334	1,079
NAIC 2	1,650	1,311
NAIC 3-6	121	93
	3,105	2,483

(iii)     Asian insurance operations
	With-profits business	Unit-linked assets and liabilities	Other business	2008 Total	2007 Total
	£m	£m	£m	£m	£m
S&P – AAA	2,085	341	206	2,632	2,284
S&P – AA+ to AA-	997	303	2,446	3,746	1,994
S&P – A+ to A-	640	96	72	808	675
S&P – BBB+ to BBB-	198	184	520	902	193
S&P – Other	77	63	113	253	149
	3,997	987	3,357	8,341	5,295
Moody’s – Aaa	382	54	58	494	201
Moody’s – Aa1 to Aa3	77	20	11	108	45
Moody’s – A1 to A3	80	287	31	398	28
Moody’s – Baa1 to Baa3	50	6	4	60	19
Moody’s – Other	8	39	3	50	58
	597	406	107	1,110	351
Fitch	7	30	4	41	0
Other	600	466	555	1,621	1,274
Total debt securities	5,201	1,889	4,023	11,113	6,920

The increase in holdings of debt securities for Asian insurance operations was principally due to exchange rate movements, a rise in the number of unit trusts and similar funds requiring consolidation and portfolio changes from equities to bonds.

Of the £555 million (2007: £598 million) of debt securities for other business which are not rated in the table above, £231 million (2007: £317 million) are in respected of government bonds, £221 million (2007: £83 million) corporate bonds rated as investment grade by local external ratings agencies and nil (2007: £71 million) structured deposits issued by banks which are themselves rated but where the specific deposits have not been.

(iv)      Asset management operations
Total debt securities for asset management operations of £991 million (2007: £882 million), include £959 million (2007: £841 million) related to M&G’s Prudential Capital operations which were all AAA to A- where S&P rated or Aaa by Moody’s.

(v)       Group exposure to holdings in asset-backed securities and monoline insurers
(a)       Asset-backed securities

The Group’s exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at 31 December 2008 is as follows:
2008 £m
Shareholder-backed operations:
UK insurance operations (note (i))	1,075
US insurance operations (note (ii))	7,464
Asian insurance operations (note (iii))	15
Other operations (note (iv))	407
8,961
With-profits operations:
UK insurance operations (note (i))	4,977
Asian insurance operations (note (iii))	328
5,305

Total	14,266

 (i)       UK insurance operations
The UK insurance operations’ exposure to asset-backed securities at 31 December 2008 comprises:
2008 £m
Shareholder-backed business (70% AAA, 19% AA)	1,075
With-profits operations (74% AAA, 10% AA)	4,977
Total	6,052

The UK insurance operations’ exposure to asset-backed securities is mainly made up of exposure to AAA rated securities as shown in the table above.

All of the £1,075 million exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. £2,721 million of the £4,977 million (2007: £5,565 million) exposure of the with-profits operations relates to exposure to the UK market while the remaining £2,256 million relates to exposure to the US market.

(ii)           US insurance operations
US insurance operations’ exposure to asset-backed securities at 31 December 2008 comprises:
2008 £m
RMBS Sub-prime (91% AAA, 3% AA)	291
Alt-A (60% AAA, 15% AA)	646
Prime (87% AAA, 5% AA)	3,572
CMBS (85% AAA, 9% AA)	1,869
CDO funds (34% AAA, 14% AA)*, including £6m exposure to sub-prime	320
ABS (31% AAA, 16% AA), including £51m exposure to sub-prime	766
Total	7,464
* Including the Group's economic interest in Piedmont and other consolidated CDO funds.

(iii)           Asian insurance operations
The Asian insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations.

The £328 million asset-backed securities exposure of the Asian with-profit operations comprises:
2008 £m
RMBS – all without sub-prime exposure	46
CMBS	88
CDO funds and ABS	194
Total	328

The £328 million includes £259 million held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and included an amount not owned by the Group with a corresponding liability of £32 million on the balance sheet for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £328 million, 70% are investment graded by Standard & Poor’s.

(iv)           Other operations
Other operations’ exposure to asset-backed securities at 31 December 2008 is held by Prudential Capital and comprises:
2008 £m
RMBS Prime (75% AAA, 10% AA)	106
CMBS (68% AAA, 20% AA)	230
CDO funds - all without sub-prime exposure (AAA)	38
ABS (92% AAA)	33
Total	407

(b)       Direct holdings in monoline insurers

The Group has no significant exposure to direct holdings in monoline insurers at 31 December 2008.

N	Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position

(i)       Valuation basis
Under IAS 39, unless categorised as ‘held to maturity’ debt securities are required to be fair valued.  Where available, quoted market prices are used.  However, where securities are in inactive markets, IAS 39 requires that valuation techniques be applied.

Jackson has previously utilised prices provided by a pricing service or has used various broker quotes to value debt securities. For most securities in the portfolio this practice has continued where the valuation basis reflects either quoted prices or fair values using valuation techniques of these providers that correspond to the requirements of IAS 39.

However, the current market dislocations have caused a reassessment of the valuation process for certain securities in inactive markets.  In particular, beginning at the end of the third quarter of 2008, the external prices obtained for certain asset-backed securities were deemed to be inappropriate in the current market conditions.

For the valuations at 31 December 2008, Jackson has therefore utilised internal valuation models, provided by PPM America, to derive fair values of all non agency Residential Mortgage-backed Securities and Asset-backed Securities and certain Commercial Mortgage-backed securities.  The use of internal valuation models has resulted in a fair value of these securities that was higher than those provided from pricing services and brokers of £760 million on a total amortised cost of £3.5 billion.

(ii)      Accounting presentation of gains and losses
With the exception of debt securities of US insurance operations classified as ‘available-for-sale’ under IAS 39, unrealised value movements on the Group’s investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealised value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note D in this announcement, and as applied previously, the Group provides a supplementary analysis of this profit distinguishing operating profit based on longer-term investment return and short-term fluctuations in investment returns.

However, for debt securities classified as ‘available-for-sale’, unless impaired, fair value movements are recorded as a movement in shareholder reserves direct to equity. Impairments are recorded in the income statement as shown in note F of this announcement. This classification is applied for most of the debt securities of the Group’s US insurance operations.

(iii)    2008 movements in unrealised gains and losses
In general, the debt securities of the Group’s US insurance operations are purchased with the intention and the ability to hold them for the longer-term. In 2008 there was a movement in the balance sheet value for these debt securities classified as available-for-sale from a net unrealised loss of £136 million to a net unrealised loss of £2,897 million. During 2008, US interest rates continued to fall and the yield curve further steepened. Offsetting the positive effect on bond values for these changes were adverse market price effects resulting from increasing credit spreads and global credit concerns. As a result of these factors, the gross unrealised gain in the balance sheet decreased from £303 million at 31 December 2007 to £281 million at 31 December 2008, while the gross unrealised loss increased from £439 million at 31 December 2007 to £3,178 million at 31 December 2008.

These features are included in the table shown below of the movements in the values of available-for-sale securities.
	31 Dec 2008	Changes in unrealised appreciation*	Foreign Exchange translation	31 Dec 2007
	£m	£m	£m	£m
Assets fair valued at below book value
Book value	20,600			10,730
Unrealised loss	(3,178)	(2,572)	(167)	(439)
Fair value (as included in balance sheet)	17,422			10,291
Assets fair valued at or above book value
Book value	6,296			8,041
Unrealised gain	281	(138)	116	303
Fair value (as included in balance sheet)	6,577			8,344
Total
Book value	26,896			18,771
Net unrealised (loss) gains	(2,897)	(2,710)	(51)	(136)
Fair value (as included in balance sheet)**	23,999			18,635
Reflected as part of movement in shareholders’ equity
Movement in unrealised appreciation	(2,710)
Exchange movements	(51)
	(2,761)
*Translated at the closing rate of $1.44 : £1
** Debt securities for US operations included in the balance sheet of £24,249 million, and as referred to in note M, comprise £23,999 million for securities classified as available-for-sale, as shown above, and £250 million for securities of consolidated investment funds classified as fair value through profit and loss.

Included within the movement in unrealised valuation losses for the debt securities of Jackson of £2,572 million was an amount of £134 million relating to the sub-prime and Alt-A securities for which the carrying values at 31 December 2008 are shown in the note below.

(iv)      Securities in unrealised loss position
The following tables show some key attributes of those securities that are in an unrealised loss position at 31 December 2008.

(a)       Fair value of securities as a percentage of book value
The unrealised losses in the Jackson balance sheet on unimpaired securities are £3,178 million (2007: £439 million) relating to assets with fair market value and book value of £17,422 million (2007: £10,291 million) and £20,600 million (2007: £10,730 million) respectively. The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:

	2008		2007
	Fair value £m	Unrealised loss £m	Fair value £m	Unrealised loss £m
Between 90% and 100%	8,757	(431)	9,370	(274)
Between 80% and 90%	4,581	(809)	784	(122)
Below 80%	4,084	(1,938)	137	(43)
	17,422	(3,178)	10,291	(439)

Included within the table above, showing the fair value of securities in an unrealised loss position at 31 December 2008 as a percentage of book value, are amounts relating to sub-prime and Alt-A securities of:
	2008		2007
	Fair value £m	Unrealised loss £m	Fair value £m	Unrealised loss £m
Between 90% and 100%	479	(27)	572	(24)
Between 80% and 90%	120	(19)	132	(22)
Below 80%	192	(166)	28	(10)
	791	(212)	732	(56)
 (b)     Aged analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:
	2008			2007
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total
	£m	£m	£m	£m	£m	£m
Less than 6 months	(108)	(362)	(470)	(9)	(58)	(67)
6 months to 1 year	(125)	(1,164)	(1,289)	(21)	(115)	(136)
1 year to 2 years	(154)	(622)	(776)	(2)	(21)	(23)
2 years to 3 years	(15)	(91)	(106)	(34)	(140)	(174)
More than 3 years	(61)	(476)	(537)	(2)	(37)	(39)
	(463)	(2,715)	(3,178)	(68)	(371)	(439)

At 31 December 2008, the gross unrealised losses in the balance sheet for the sub-prime and Alt-A securities in an unrealised loss position were £212 million (2007: £56 million), as shown above in note (a). Of these losses £91 million (2007: £37 million) relate to securities that have been in an unrealised loss position for less than one year and £121 million (2007: £19 million) to securities that have been in an unrealised loss position for more than one year.

(c)       Unrealised losses by maturity of security
	2008 £m	2007 £m
Less than 1 year	(21)	(1)
1 year to 5 years	(537)	(54)
5 years to 10 years	(1,236)	(164)
More than 10 years	(395)	(60)
Mortgage-backed and other debt securities	(989)	(160)
Total	(3,178)	(439)

O       Net core structural borrowings of shareholder-financed operations
	2008	2007
	£m	£m
Core structural borrowings of shareholder-financed operations:
Perpetual subordinated capital securities (Innovative Tier 1*)	1,059	763
Subordinated notes (Lower Tier 2*)	928	807
Senior debt ***:
2009	249	248
2023	300	300
2029	249	249
Holding company total	2,785	2,367
Jackson surplus notes (Lower Tier 2*)	173	125
Total (per consolidated balance sheet)	2,958	2,492
Less: Holding company** cash and short-term investments (recorded within the consolidated balance sheet)	(1,165)	(1,456)
Net core structural borrowings of shareholder-financed operations	1,793	1,036

*	These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook.
**	Including central finance subsidiaries.
***	The senior debt ranks above subordinated debt in the event of liquidation.

P       Other borrowings
	2008	2007
	£m	£m
Operational borrowings attributable to shareholder-financed operations
Borrowings in respect of short-term fixed income securities programmes	1,278	2,477
Non-recourse borrowings of US operations	511	591
Other borrowings	188	13
Total	1,977	3,081
Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	1,161	789
£100m 8.5%undated subordinated guaranteed bonds of the Scottish Amicable Insurance Fund	100	100
Other borrowings (predominantly obligations under finance leases)	47	98
Total	1,308	987

Q       Adoption of the principles of IFRIC 14 for accounting for pension schemes

As mentioned in note B, the Group has adopted IFRIC 14 for pension schemes in 2008. IFRIC 14 gives guidance on assessing the limit in IAS 19 on the amount of surplus in a defined benefit pension scheme that can be recognised as an asset thereby providing reliable and more relevant information. The recognition of an asset is restricted to those that are demonstrably recoverable, either by refund or reduction in future contributions. It also addresses when a minimum funding requirement might give rise to a liability. The assessment of recoverability and any additional liability is made by reference to the terms of the Trust Deed of pension schemes and, unless substantively enacted or contractually agreed, with no account taken of potential changes to current funding arrangements.

This adoption of the principles of IFRIC 14 has had an effect on the Group’s interest in the financial position of the Group’s main UK defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The change relates solely to the accounting measurement of the Group’s interest in the financial position of PSPS. Adoption of the principles of IFRIC 14 does not affect the Group’s interest in the Group’s other defined benefit pension schemes.

Under the terms of the Trust Deed, the Group has no unconditional right of refund to any surplus in PSPS. Also, the Group has no ability under the guidance in IFRIC 14 to anticipate a reduction in the level of future contributions for ongoing services from those currently being paid. In addition, the Group currently has a committed five-year deficit funding arrangement in place as agreed with the Trustees of PSPS following the last triennial valuation of PSPS as at 5 April 2005.

The asset and liabilities of PSPS are unaffected by the impact of the change in accounting policy. PSPS is managed on an economic basis for the longer-term benefit of its current and deferred pensioners and active members. The surplus in PSPS is available to absorb future adverse asset value movements and, if required, strengthening in mortality assumptions. The fluctuating nature of the surplus is demonstrated by the increase in the underlying gross surplus from £528 million at 31 December 2007 to £728 million at 31 December 2008.

The summary effect of the adoption of IFRIC 14

In respect of the position at 31 December 2008, the Group has not recognised the underlying PSPS pension surplus of £728 million (£615 million net of deferred tax), reflecting the difference between the market value of the scheme assets and the discounted value of the liabilities, which would have otherwise been recognised as an asset on its balance sheet under the previous policy. In addition, the Group has recognised a liability for deficit funding to 5 April 2010 of £65 million (£55 million net of deferred tax) in respect of PSPS.  The amounts attributable to shareholders are £223 million (£160 million net of deferred tax) for the surplus not recognised as an asset and £20 million (£15 million net of deferred tax) for the additional liability for deficit funding. In total the impact on shareholders’ equity at 31 December 2008 is a reduction of £175 million as shown below.

The 2007 comparative figures in these statutory basis results have been adjusted accordingly for the adoption of IFRIC 14.

The effect of the change on the consolidated income statement, earnings per share and consolidated balance sheet are as follows:
	Adjustments incorporated in the results		Adjustments made to the previously published results
Consolidated Income Statement	2008 £m		2007 £m
	Increase (decrease) in profit
Investment return	47		4
Benefit and claims and movement in unallocated surplus of with-profits funds	66		205
Other operating expenditure	(173)		(336)
(Loss) profit before tax (being tax attributable to shareholders’ and the policyholders’ returns)	(60)		(127)
Tax attributable to policyholders’ returns	11		24
(Loss) profit before tax attributable to shareholders	(49)		(103)
Tax attributable to shareholders’ (loss) profit	13		28
Loss from continuing operations after tax / loss for the year	(36)		(75)
Earnings per share	Decrease in earning per share (in pence)
Basic and diluted based on (loss) profit from continuing operations attributable to equity holders of the company	(1.5	)p	(3.1	)p

Consolidated balance sheet	Increase (decrease) in shareholders’ equity
	£m		£m
Deferred tax assets	10		26
Other debtors	(625)		(388)
Policyholders liability – contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	(103)		(140)
Unallocated surplus of with-profits funds	495		392
Deferred tax liabilities	113		73
Provisions	(65)		(102)
Shareholders’ equity	(175)		(139)

Effect on the Group’s supplementary analysis of (loss) profit and movements in shareholders’ equity:
	2008			2007
	Previous basis	Effect of adoption of IFRIC 14	Revised basis	As previously published	Effect of adoption of IFRIC 14	After change
	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns	1,371	(24)	1,347	1,213	(12)	1,201
Short-term fluctuations in investment returns on shareholder-backed business	(1,783)	–	(1,783)	(137)	–	(137)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	11	(25)	(14)	90	(91)	(1)
(Loss) profit before tax	(401)	(49)	(450)	1,166	(103)	1,063
Tax	46	13	59	(382)	28	(354)
(Loss) profit after tax	(355)	(36)	(391)	784	(75)	709
Profits from discontinued operations	–	–	–	241	–	241
Less minority interests	(5)	–	(5)	(3)	–	(3)
(Loss) profit for the year	(360)	(36)	(396)	1,022	(75)	947
Other movements in reserves	(608)	–	(608)	(309)	–	(309)
Shareholders’ equity at the beginning of the year	6,201	(139)	6,062	5,488	(64)	5,424
Shareholders’ equity at the end of the year	5,233	(175)	5,058	6,201	(139)	6,062

R       Intended sale of legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan

On 20 February 2009, the Company announced that it had entered into an agreement to sell the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1 subject to regulatory approval.  In addition, the Company will invest £45 million to purchase a 9.95 per cent stake in China Life through a share placement.  The business to be transferred represents 94 per cent of Prudential’s’ in-force liabilities in Taiwan and includes Prudential’s legacy interest rate guaranteed products with IFRS basis gross assets at 31 December 2008 of £4.5 billion.

After taking account of IFRS shareholders’ funds of the business at 31 December 2008 and restructuring and other costs the Group’s IFRS shareholders’ funds are expected to decrease by approximately £595 million.  In addition, on completion, there will be a net increase in the Company’s Insurance Group’s Directive surplus of approximately £800 million.

The movement in shareholders’ IFRS equity for the total Taiwan life business for 2008 comprised:
£m
Operating profit based on longer-term investment returns	60
Short-term fluctuations in investment returns	(65)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(3)
Loss before tax	(8)
Total tax	(8)
Loss for the financial year	(16)
Minority interests	0
Investments by Parent Company (note (ii))	93
Exchange and other reserve movements	111
Net movement	188
Equity brought forward at 1 January 2008	289
Equity carried forward at 31 December 2008 (note(i))	477

(i)
The carrying value of the IFRS equity reflects the application of ‘grandfathered’ US GAAP under IFRS 4.  This does not, and is not designed to include the cost of holding economic capital, to support the legacy interest rate guaranteed products as recognised for reporting under the Company’s supplementary reporting basis under European Embedded Value principles.

(ii)	Comprising £66 million for solvency capital and £27 million for business development.

S      Deferred acquisition costs and other intangible assets attributable to shareholders.

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business are for individual and group annuity business where the incidence of acquisition costs is negligible.

In the case of Jackson for term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed mortality studies.

Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns, which for 2008 and 2007 was 8.4 per cent per annum (net of fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. Further details are explained in note E(ii)(b).

These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

For traditional life insurance contracts, provisions for future policy benefits are determined under SFAS 60 using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:
	2008 £m	2007 £m

Deferred acquisition costs relating to insurance and investment management contracts	5,205	2,757
Present value of acquired in-force business and distribution rights	144	79
	5,349	2,836
Arising in:
UK insurance operations	134	157
US insurance operations	3,962	1,928
Asia insurance operations	1,247	745
Asset management operations	6	6
	5,349	2,836

The movement in the year comprises:
	2008 £m	2007 £m

Balance at 1 January	2,836	2,497
Additions	959	717
Amortisation to income statement	(551)	(424)
Exchange differences	1,035	(42)
Change in shadow DAC (note E(ii)(b))	1,070	88
Balance at 31 December	5,349	2,836

T       Group Investments and other supplementary information

As for 2007 year-end reporting, the Company has published documents alongside the Company’s preliminary announcement for the year ended 31 December 2008, entitled ‘Group Investments – IFRS disclosures from the 2008 Annual Report’ and ‘supplementary information’. These documents include detailed analysis and explanation of the information contained the Group’s financial statements for the year ended 31 December 2008 on the Group’s investments and some additional unaudited information. The documents have been posted to the Company’s website address at www.prudential.co.uk

	2008 £m
	Asia	US	UK	Total
Investment spread	38	550	143	731
Asset management fees	53	292	57	402
Net expense margin	(59)	(192)	(114)	(365)
DAC amortisation (Jackson only)	-	(450)	-	(450)
Net insurance margin	259	122	(12)	369
With-profits business	30	0	395	425
Other	-	84	76	160
Total	321	406	545	1,272

	2007 £m
	Asia	US	UK	Total
Investment spread	36	533	219	788
Asset management fees	38	266	60	364
Net expense margin	(102)	(186)	(138)	(426)
DAC amortisation (Jackson only)		(286)		(286)
Net insurance margin	191	122	9	322
With-profits business	26	0	394	420
Other	-	(5)	(20)	(25)
Total	189	444	524	1,157

Unaudited Supplementary Information

IFRS basis results - Analysis of life insurance pre-tax IFRS operating profit by driver

Notes

a) This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using four broad categories:

i)
Investment spread and asset management fees - This represents profits driven by investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses and profits derived from spread, being the difference between investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts.  The table above separately identifies net spread income from net fee income.

ii)
Net expense margin - represents expenses charged to the profit and loss account (excluding those borne by the with-profits fund and those products where earnings are purely protection driven) including amounts relating to movements in deferred acquisition costs, net of any fees or premium loadings related to expenses. Jackson DAC amortisation (net of hedging effects), which is intended to be part of the expense margin, has been separately highlighted in the table above.

iii)	Insurance margin - profits derived from the insurance risks of mortality, morbidity and persistency including fees earned on variable annuity guarantees.

iv)	With-profits business - shareholders' transfer from the with-profits fund in the period.

b) Other represents a mixture of other income and expenses that are not directly allocated to the underlying drivers, including non-recurring items.

c) It has been assumed that operating assumption changes should be included within insurance margin unless another category is more suitable. In 2008 the only item included outside of insurance margin was the operating assumption changes for shareholder annuity business in the UK which was principally driven by changes to the credit default reserving methodology and hence was included within investment spread. No such allocations were made in 2007.

Analysis of Group pre-tax IFRS operating profit by driver (includes life, asset management and corporate expenses)

IFRS Operating profit
	2008	2007
	£m	£m
Investment spread	731	788
Asset management fees	747	698
Net expense margin	(365)	(426)
DAC amortisation (Jackson only)	(450)	(286)
Net Insurance margin	369	322
With-profits business	425	420
Other	204	(21)

Corporate expenses	(314)	(294)
Total	1,347	1,201

An analysis of Group pre-tax IFRS operating profit has also been provided and is based on the long-term insurance operations table above with the following additions:
i)	The results of Group asset management operations have been included within asset management fees.
ii)	UK GI commission of £44 million (2007: £4 million) has been included within the other income line.
iii)	Corporate expenses consist of other operating income and expenditure, UK restructuring costs and development costs.

Breakdown of Invested Assets for the Group in £bn

	Total	PAR	Policy	Shareholders
	Group	Funds	Holders
Debt securities	95.2	43.0	6.3	45.9
Equity	62.1	31.8	29.2	1.1
Property Investments	12	9.9	0.7	1.4
Commercial mortgage loans (i)	5.5	0.2	0	5.3
Other Loans	5	2	0.1	2.9
Deposits	7.3	4.8	0.9	1.6
Other Investments	6.3	3.8	0.2	2.3
Total	193.4	95.5	37.4	60.5

Note
(i) Total commercial mortgage loans includes US portfolio of £4.5bn

Shareholder Exposure to Banking sector

Of the £45.9bn total shareholder debt securities, approximately £6bn is exposed to the banking sector. Exposure to Tier 1 hybrid debt amounts to £824 million (UK £366m, US£200m and Other £258m). Of the UK £366m key Tier 1 exposures to UK Banks are Barclays £64m, HSBC £50m, Lloyds Group £91m, RBS £5m and Other £156m.

US Commercial Mortgage Loan portfolio – £4.5bn
Breakdown by Property Type –

%
Industrial	29.5
Multi-Family	21.2
Office	20.6
Retail	17
Hotels	9.9
Other	1.8
100

Note:
The US commercial mortgage loan portfolio consists of collateralised commercial mortgage loans, the average loan size is £7.5m. The original portfolio is underwritten with an estimated average loan to value of 73%, being the current estimate, which provides significant cushion to withstand substantial declines in value.

Corporate Debt Portfolio
The Corporate Debt Portfolio of £16.5 billion is composed of 7% AAA and AA, 34% A, BBB 51% and BB and below 8%.

RISK FACTORS

A number of factors (risk factors) affect Prudential’s operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this report, is not updated, and any forward-looking statements are made subject to the reservations specified below under “Forward-Looking Statements”.

Prudential's businesses are inherently subject to market fluctuations and general economic conditions.

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. Uncertain or negative trends in international economic and investment climates which have adversely affected Prudential’s business and profitability could be repeated, or prolonged, or could worsen. The adverse effects of such trends, including the unprecedented market dislocation across asset classes and geographical markets witnessed since mid-2008, have been and would be felt principally through the following:

•
reduced investment returns, could impair its ability to write significant volumes of new business as a result of market volatility, which would have a negative impact on Prudential’s assets under management and profit;

•	higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses, as recently experienced when illiquidity and credit spreads reached all-time highs;

•
Prudential in the normal course of business enters into a variety of transactions, including derivative transactions, with counterparties. Failure of any of these counterparties to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential’s results; and

•
in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain value and estimates of value require substantial elements of judgement, assumptions and estimates (which may change over time).  Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

In the United Kingdom, a significant part of Prudential’s shareholders’ profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns. For all lines of business, fluctuations in financial risk factors will affect the Company’s results. In 2008, Prudential has had to operate against a challenging background of unprecedented volatility in capital and equity markets, interest rates and widespread economic uncertainty.

In the United States, fluctuations in interest rates can affect results from Jackson National Life Insurance Company (Jackson), which has a significant spread-based business and where the majority of investments are in fixed-income securities. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders’ liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. During 2008, the US financial services industry faced an unprecedented array of challenges: the S&P 500 index fell by 38.5 per cent, government interest rates fell to historic lows, and global markets experienced a significant increase in volatility. In addition, credit markets seized and global credit spreads widened to historic levels. These factors have significantly contributed to the substantial increases in Jackson’s unrealised losses. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. There could be unforseen market circumstances where the derivatives that it enters into to hedge its market risks may not fully offset its losses, and any cost of the guarantees that remain unhedged will also affect the Company’s results.

For some non unit-linked products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets such as Taiwan where regulated surrender values are set by regulators with reference to the interest rate environment prevailing at time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This residual asset/liability mismatch risk can be managed but not eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period this could have an adverse impact on the Group’s reported profit.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the United States and Asia, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group’s gearing ratios (defined as debt over debt plus shareholders’ funds). The impact of gains or losses on currency translations is recorded as a component within the statement of changes in equity.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates.

Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses. Also these changes could include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of the recent interventions by governments in response to global economic conditions, it is widely expected that there will be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure, and enhanced supervisory powers.

The current EU Insurance Groups Directive (IGD) requires European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a somewhat higher amount of regulatory capital at the Group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. In addition, changes in the local regulatory environment of countries where this is deemed equivalent to the EU could affect the calculation of the Group’s solvency position. The application of Solvency II, the new European Union solvency framework for insurers, to international groups is still unclear and there is a risk of inconsistent application in different member states which may place Prudential at a competitive disadvantage to other European and non-European financial services groups.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make additional material contributions.

The Group's accounts are prepared in accordance with current international financial reporting standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I that permitted insurers to continue to use the statutory basis of accounting that existed in their jurisdictions prior to January 2005. The IASB has published proposals in its Phase II discussion paper that would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. It is uncertain in what form the proposals in the discussion paper will be taken forward into a definitive IFRS and when such changes might take effect.

European Embedded Value (EEV) basis results are published as supplementary information. The EEV basis is a value based reporting method for Prudential's long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by the Company's management for both internal and external reporting purposes. In June 2008, in an effort to improve still further the consistency and transparency of embedded value reporting, the Chief Financial Officers’ (CFO) Forum published the initial Market Consistent Embedded Value (MCEV) Principles. The CFO Forum announced on 19 December, 2008, that it would be reviewing the Principles given the current turbulent markets.  They acknowledged that the MCEV principles were designed during a period of relatively stable market conditions and their application could, in turbulent markets, lead to misleading results.  The review may lead to changes to the published MCEV Principles or the issuance of guidance. On completion of this review, Prudential will consider its approach to them. If Prudential adopts the new Principles, this will result in a restatement of reported EEV results and change the reporting basis of future results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its reputation or on its relations with current and potential customers.

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the United Kingdom and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time such as the requirement in the United Kingdom to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including in the latter case businesses it has closed.

Regulators particularly, but not exclusively, in the United States and the United Kingdom are moving towards a regime based on principles-based regulation which brings an element of uncertainty. These regulators are increasingly interested in the approach that product providers use to select third-party distributors. In some case product providers can be held responsible for the deficiencies of third-party distributors.

In the United States, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index and variable annuity and insurance product industries. This includes new regulations in respect of the suitability of broker-dealers’ sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are retrospectively applied to sales made prior to their introduction.

Litigation and disputes may adversely affect Prudential’s profitability and financial condition.

Prudential is, and may be in the future, subject to legal actions and disputes in the ordinary course of its insurance, investment management and other business operations. These legal actions and disputes may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provisioned in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential’s results of operation or cash flows.

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and Prudential’s continued profitability depends on its management’s ability to respond to these pressures and trends.

The markets for financial services in the United Kingdom, United States and Asia are highly competitive, with several factors affecting Prudential’s ability to sell its products and its continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in Asia, may limit the Group’s potential to grow its business as quickly as planned.

Within the United Kingdom, Prudential’s principal competitors in the life insurance market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, Lloyds Banking Group and Standard Life.

Jackson’s competitors in the United States include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies such as AIG, AXA, Hartford, Lincoln National, MetLife and TIAA-CREF.

In Asia, the Group’s main regional competitors are international financial companies, including AIG, Allianz, AXA, ING and Manulife. In a number of markets, local companies have a very significant market presence.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties.

Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential’s products, and as a result its competitiveness. Changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition. Downgrades in Prudential’s ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential’s ability to meet its contractual obligations.

Prudential’s long-term senior debt is rated as A2 (stable outlook) by Moody’s, A+ (stable outlook) by Standard & Poor’s and AA– (stable outlook) by Fitch.

Prudential’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1+ by Fitch.

Prudential Assurance Company’s (PAC’s) financial strength is rated Aa1 (rating under review for possible downgrade) by Moody’s, AA+ (negative outlook) by Standard & Poor’s and AA+ (stable outlook) by Fitch.

Adverse experience in the operational risks inherent in Prudential’s business could have a negative impact on its results of operations.

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including in the United Kingdom a significant part of its back office and customer-facing functions as well as a number of IT functions. In turn, Prudential is reliant upon the operational processing performance of its outsourcing partners.

Further, because of the long-term nature of much of Prudential’s business, accurate records have to be maintained for significant periods. Prudential’s systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2008, or which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products and for reporting the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its United Kingdom annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential United Kingdom assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) medium cohort table projections (as published by the Institute and Faculty of Actuaries). If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its United Kingdom annuity business. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different from those assumed, Prudential’s results of operations could be adversely affected.

In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

Prudential’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Prudential’s principal sources of funds are dividends from subsidiaries, shareholder-backed funds, the shareholder transfer from Prudential’s long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries are regulated and therefore have restrictions that can limit the payment of dividends, which in some circumstances could limit the Group’s ability to pay dividends to shareholders.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties. These arrangements involve certain risks that Prudential does not face with respect to its consolidated subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures. Prudential’s ability to exercise management control over its joint venture operations and its investment in them depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could affect Prudential’s results of operations.

Prudential’s Articles of Association contain an exclusive jurisdiction provision.

Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings between a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 March 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Jon Bunn
Jon Bunn
Director of Public Relations